A Message To Our Policyowners:

We are pleased to forward this combined Annual Report of the segment of Massachusetts Mutual Variable Life Separate Account I pertaining to Large Case Variable Life Plus ("Large Case Variable Life Plus Segment"), the MML Series Investment Fund (the "MML Trust"), the Oppenheimer Variable Account Funds (the "Oppenheimer Trust") and the Dreyfus Stock Index Fund (the "Dreyfus Index Fund"). These reports are for the year ended December 31, 1996.

The Annual Report for the Large Case Variable Life Plus Segment begins on page
3. The Large Case Variable Life Plus Segment has net assets of $55,491,263 as of December 31, 1996. Net asset values per accumulation unit for the MML Equity, MML Money Market, MML Managed Bond, MML Blend, Oppenheimer High Income, Oppenheimer Capital Appreciation, Oppenheimer Global Securities and Dreyfus Index Division, of the Large Case Variable Life Plus Segment for the year ended December 31, 1996 are shown in detail in the table on page 3.

The Annual Report for the MML Trust begins on page 13. This report contains a detailed description of the final result of the four series of the MML Trust - MML Equity Fund, MML Money Market Fund, MML Managed Bond Fund, and MML Blend Fund - for the year ended December 31, 1996.

The Annual Report for the Oppenheimer Trust begins on page 40. This report contains a detailed description of three of the funds of the Oppenheimer Trust - Oppenheimer High Income Fund, Oppenheimer Capital Appreciation Fund, and Oppenheimer Global Securities Fund - for the year ended December 31, 1996.

The Annual Report for the Dreyfus Index Fund begins on page 73. This report contains a detail description of this Fund for the year ended December 31, 1996.

We thank you for the continued interest and confidence you have shown in the Large Case Variable Life Plus Segment.



                                     MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                                     /s/ Thomas B. Wheeler
                                     -------------------------------------
                                     Thomas B. Wheeler
                                     President and Chief Executive Officer

February 1, 1997

                               Table of Contents


Massachusetts Mutual Variable Life Separate Account I

Large Case Variable Life Plus
   Statement of Assets and Liabilities as of December 31, 1996.........................................        3
   Statement of Operations For the Year Ended December 31, 1996........................................        4
   Statement of Changes in Net Assets For the Years Ended December 31, 1996 and 1995...................        5
   Notes to Financial Statements.......................................................................        7
   Report of Independent Accountants...................................................................       12

MML Series Investment Fund
   To Our Shareholders.................................................................................       13
   Statement of Assets and Liabilities as of December 31, 1996.........................................       18
   Statement of Operations For the Year Ended December 31, 1996........................................       19
   Statement of Changes in Net Assets For the Years Ended December 31, 1996 and 1995...................       20
   Financial Highlights................................................................................       21
   Schedule of Investments as of December 31, 1996
    MML Equity Fund....................................................................................       24
    MML Money Market Fund..............................................................................       26
    MML Managed Bond Fund..............................................................................       27
    MML Blend Fund.....................................................................................       30
   Notes to Financial Statements.......................................................................       36
   Report of Independent Accountants...................................................................       39

Oppenheimer Variable Account Funds
   Oppenheimer Fund Managers' Messages.................................................................       40
   Statement of Assets and Liabilities as of December 31, 1996.........................................       42
   Statement of Operations For the Year Ended December 31, 1996........................................       43
   Statement of Changes in Net Assets For the Years Ended December 31, 1996 and 1995...................       44
   Financial Highlights................................................................................       45
   Statement of Investments as of December 31, 1996
    Oppenheimer High Income Fund.......................................................................       48
    Oppenheimer Capital Appreciation Fund..............................................................       56
    Oppenheimer Global Securities Fund.................................................................       58
   Notes to Financial Statements.......................................................................       61
   Independent Auditors' Report........................................................................       72

Dreyfus Stock Index Fund
   Letter to Shareholders..............................................................................       73
   Statement of Assets and Liabilities as of December 31, 1996.........................................       76
   Statement of Operations For the Year Ended December 31, 1996........................................       77
   Statement of Changes in Net Assets For the Years Ended December 31, 1996 and 1995...................       78
   Financial Highlights................................................................................       79
   Statement of Investments as of December 31, 1996....................................................       80
   Notes to Financial Statements.......................................................................       85
   Report of Independent Accountants...................................................................       87
   Proxy Results.......................................................................................       88

Massachusetts Mutual Variable Life Separate Account I -- Large Case Variable Life Plus

STATEMENT OF ASSETS AND LIABILITIES
December 31, 1996

                                                                MML          MML                 Oppenheimer  Oppenheimer
                                                   MML         Money       Managed       MML        High        Capital
                                                 Equity       Market        Bond        Blend      Income    Appreciation
                                                Division     Division     Division    Division    Division     Division
                                                --------     --------     --------    --------    --------     --------
ASSETS
Investments --
 Number of shares (Note 2) ........              358,340     990,401      925,348      135,582      161,582       97,068
                                            ============  ==========  ===========  ===========  ===========  ===========
 Identified cost (Note 6) .........         $  9,895,009  $  990,402  $10,998,294  $ 2,686,945  $ 1,766,992  $ 3,763,440
                                            ============  ==========  ===========  ===========  ===========  ===========
 Value (Note 3A)...................         $ 10,673,634  $  990,401  $11,148,921  $ 2,979,186  $ 1,798,411  $ 3,755,572
Dividends receivable.....................        497,122       4,492      177,157      101,763           --           --
                                            ------------  ----------  -----------  -----------  -----------  -----------
  Total assets...........................     11,170,756     994,893   11,326,078    3,080,949    1,798,411    3,755,572

LIABILITIES
Payable to Massachusetts Mutual
 Life Insurance Company..................            124          12          124           34           19           41
                                            ------------  ----------  -----------  -----------  -----------  -----------
NET ASSETS...............................   $ 11,170,632  $  994,881  $11,325,954  $ 3,080,915  $ 1,798,392  $ 3,755,531
                                            ============  ==========  ===========  ===========  ===========  ===========
Net Assets:
For variable life insurance policies.....   $ 11,154,203  $  981,477  $11,314,268  $ 3,066,482  $ 1,791,760  $ 3,748,139
Retained in Variable Life
 Separate Account I by
 Massachusetts Mutual Life
 Insurance Company.......................         16,429      13,404       11,686       14,433        6,632        7,392
                                            ------------  ----------  -----------  -----------  -----------  -----------
  Net assets.............................   $ 11,170,632  $  994,881  $11,325,954  $ 3,080,915  $ 1,798,392  $ 3,755,531
                                            ============  ==========  ===========  ===========  ===========  ===========
Accumulation units
 Policyowners............................      4,539,806     732,152    6,444,688    1,421,800    1,351,056    2,535,490
  Massachusetts Mutual Life
  Insurance Company......................          6,687      10,000        6,656        6,692        5,000        5,000
                                            ------------  ----------  -----------  -----------  -----------  -----------
  Total units (Note 8)...................      4,546,493     742,152    6,451,344    1,428,492    1,356,056    2,540,490
                                            ============  ==========  ===========  ===========  ===========  ===========
NET ASSET VALUE PER
 ACCUMULATION UNIT
 December 31, 1996.......................         $ 2.46      $ 1.34       $ 1.76       $ 2.16       $ 1.33       $ 1.48
 December 31, 1995.......................           2.05        1.28         1.71         1.90         1.16         1.23
 December 31, 1994.......................           1.57        1.22         1.44         1.55         0.96         0.94
 December 31, 1993.......................           1.51        1.18         1.50         1.52           --           --
 December 31, 1992.......................           1.39        1.15         1.35         1.39           --           --

                                          Oppenheimer
                                            Global                Dreyfus
                                          Securities               Index
                                           Division              Division                Total
                                           --------              --------                -----
ASSETS
Investments --
 Number of shares (Note 2)...........        128,257             1,026,836             3,823,414
                                        ============           ===========           ===========
 Identified cost (Note 6)............   $  1,980,447           $19,039,355           $51,120,884
                                        ============           ===========           ===========
 Value (Note 3A).....................   $  2,261,164           $20,824,238           $54,431,527
Dividends receivable.................             --               279,813             1,060,347
                                        ------------           -----------           -----------
  Total assets.......................      2,261,164            21,104,051            55,491,874

LIABILITIES
Payable to Massachusetts Mutual
 Life Insurance Company..............             25                   232                   611
                                        ------------           -----------           -----------
NET ASSETS...........................   $  2,261,139           $21,103,819           $55,491,263
                                        ============           ===========           ===========
Net Assets:
For variable life insurance policies.   $  2,255,596           $21,098,092           $55,410,017
Retained in Variable Life
 Separate Account I by
 Massachusetts Mutual Life
 Insurance Company...................          5,543                 5,727                81,246
                                        ------------           -----------           -----------
  Net assets.........................   $  2,261,139           $21,103,819           $55,491,263
                                        ============           ===========           ===========

Accumulation units
 Policyowners........................      2,034,838            18,406,572
  Massachusetts Mutual Life
  Insurance Company..................          5,000                 5,000
                                        ------------           -----------
  Total units (Note 8)...............      2,039,838            18,411,572
                                        ============           ===========

NET ASSET VALUE PER
 ACCUMULATION UNIT
 December 31, 1996...................         $ 1.11                $ 1.15
 December 31, 1995...................           0.95                    --
 December 31, 1994...................           0.93                    --
 December 31, 1993...................             --                    --
 December 31, 1992...................             --                    --

Massachusetts Mutual Variable Life Separate Account I -- Large Case Variable Life Plus

STATEMENT OF OPERATIONS
For The Year Ended December 31, 1996

                                                     MML          MML                  Oppenheimer  Oppenheimer  Oppenheimer
                                        MML         Money       Managed        MML        High        Capital      Global
                                      Equity       Market        Bond         Blend      Income    Appreciation  Securities
                                     Division     Division     Division     Division    Division     Division     Division
                                     --------     --------     --------     --------    --------     --------     --------
Investment income
Dividends (Note 3B).............  $    497,438  $     98,425  $  402,986  $   179,650  $    97,384  $   524,287  $       --

Expenses
Mortality and expense risk fee
 (Note 4).......................        63,177         8,012      21,779       10,728        4,287       23,287      27,051
                                  ------------  ------------  ----------  -----------  -----------  -----------  ----------

Net investment income (loss)
 (Note 3C)......................       434,261        90,413     381,207      168,922       93,097      501,000     (27,051)
                                  ------------  ------------  ----------  -----------  -----------  -----------  ----------

Net realized and unrealized
gain on investments
Net realized gain on
 investments (Notes 3 and 6)....     2,609,509            --       7,784       56,686      142,387      750,281     567,458
Change in net unrealized
 appreciation/depreciation
 of investments.................      (619,361)           --      98,857      120,120      (44,813)    (739,508)    180,936
                                  ------------  ------------  ----------  -----------  -----------  -----------  ----------
Net gain on investments.........     1,990,148            --     106,641      176,806       97,574       10,773     748,394
                                  ------------  ------------  ----------  -----------  -----------  -----------  ----------

Net increase in net assets
 resulting from operations......  $  2,424,409  $     90,413  $  487,848  $   345,728  $   190,671  $   511,773  $  721,343
                                  ============  ============  ==========  ===========  ===========  ===========  ==========

                                              *Dreyfus
                                                Index
                                              Division      Total
                                              --------      -----
Investment income
Dividends (Note 3B)...................      $   546,557  $ 2,346,727

Expenses
Mortality and expense risk fee
 (Note 4).............................           30,117      188,438
                                            -----------  -----------

Net investment income (loss)
 (Note 3C)............................          516,440    2,158,289
                                            -----------  -----------

Net realized and unrealized
gain on investments
Net realized gain on
 investments (Notes 3 and 6)..........            5,903    4,140,008
Change in net unrealized
 appreciation/depreciation
 of investments.......................        1,784,882      781,113
Net gain on investments...............        1,790,785    4,921,121
                                            -----------  -----------

Net increase in net assets
 resulting from operations............      $ 2,307,225  $ 7,079,410
                                            ===========  ===========

*For the Period August 1, 1996 (Date of Commencement of Operations) through December 31, 1996.

                      See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I -- Large Case Variable Life Plus

STATEMENT OF CHANGES IN NET ASSETS
For The Year Ended December 31, 1996

                                                                   MML          MML                  Oppenheimer  Oppenheimer
                                                      MML         Money       Managed        MML        High        Capital
                                                    Equity       Market        Bond         Blend      Income    Appreciation
                                                   Division     Division     Division     Division    Division     Division
                                                   --------     --------     --------     --------    --------     --------
Increase (decrease) in net assets
Operations:
 Net investment income (loss).............      $    434,261  $     90,413  $  381,207  $   168,922  $    93,097  $   501,000
 Net realized gain
   on investments.........................         2,609,509            --       7,784       56,686      142,387      750,281
 Change in net unrealized
   appreciation/depreciation
   of investments.........................          (619,361)           --      98,857      120,120      (44,813)    (739,508)
                                                ------------  ------------  ----------  -----------  -----------  -----------

 Net increase in net assets
   resulting from operations..............         2,424,409        90,413     487,848      345,728      190,671      511,773
                                                ------------  ------------  ----------  -----------  -----------  -----------

Capital transactions: (Note 8)
 Transfer of net premium..................         2,416,720     3,155,511   2,894,471      678,896      179,652    1,127,005
 Transfer to Guaranteed
 Principal Account........................                --       (43,469)         --           --           --           --
 Transfer of surrender values.............           (52,901)     (627,614)     (8,007)    (145,960)          --           --
 Transfer due to death benefits...........           (33,820)      (12,683)    (12,801)      (5,494)          --       (9,759)
 Transfer due to policy loan,
   net of repayment.......................           (13,366)           --         (18)     (18,902)          --       (1,270)
 Transfer due to reimbursement
  (payment) of accumulation unit
  value fluctuation.......................           (54,633)        3,796      15,423          309       (3,277)      49,430
 Withdrawal due to charges for
   administrative and insurance costs.....          (541,666)     (359,358)   (132,291)    (159,224)     (34,070)    (156,514)

 Divisional transfers.....................        (8,794,810)   (3,177,869)  6,796,962      206,124     (433,861)  (3,842,405)
                                                ------------  ------------  ----------  -----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from capital transactions....        (7,074,476)   (1,061,686)  9,553,739      555,749     (291,556)  (2,833,513)
                                                ------------  ------------  ----------  -----------  -----------  -----------

Total increase (decrease).................       (4,650,067)     (971,273)  10,041,587      901,477    (100,885)  (2,321,740)

NET ASSETS, at beginning
 of the period/year.......................        15,820,699     1,966,154   1,284,367    2,179,438    1,899,277    6,077,271
                                                ------------  ------------  ----------  -----------  -----------  -----------

NET ASSETS, at end of the year............      $11,170,632   $    994,881  $11,325,954 $ 3,080,915  $ 1,798,392  $ 3,755,531
                                                ===========   ============  =========== ===========  ===========  ===========

                                                  Oppenheimer
                                                    Global      *Dreyfus
                                                  Securities      Index
                                                   Division     Division      Total
                                                   --------     --------      -----
Increase (decrease) in net assets
Operations:
 Net investment income (loss).............      $    (27,051) $   516,440  $ 2,158,289
 Net realized gain
   on investments.........................           567,458        5,903    4,140,008
 Change in net unrealized
   appreciation/depreciation
   of investments.........................           180,936    1,784,882      781,113
                                                ------------  -----------  -----------

 Net increase in net assets
   resulting from operations..............           721,343    2,307,225    7,079,410

Capital transactions: (Note 8)
 Transfer of net premium..................           826,409       42,058   11,320,722
 Transfer to Guaranteed
 Principal Account........................                --           --      (43,469)
 Transfer of surrender values.............            (4,223)          --     (838,705)
 Transfer due to death benefits...........           (29,607)          --     (104,164)
 Transfer due to policy loan,
   net of repayment.......................            (7,471)          --      (41,027)
 Transfer due to reimbursement
  (payment) of accumulation unit
  value fluctuation.......................            74,345       54,612      140,005
 Withdrawal due to charges for
   administrative and insurance costs.....          (125,757)     (57,013)  (1,565,893)
 Divisional transfers.....................        (9,511,078)  18,756,937           --
                                                ------------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from capital transactions....        (8,777,382)  18,796,594    8,867,469
                                                ------------  -----------  -----------
Total increase (decrease).................        (8,056,039)  21,103,819   15,946,879

NET ASSETS, at beginning
 of the period/year.......................        10,317,178           --   39,544,384
                                                ------------  -----------  -----------

NET ASSETS, at end of the year............      $  2,261,139  $21,103,819  $55,491,263
                                                ============  ===========  ===========

*For the Period August 1, 1996 (Date of Commencement of Operations) through December 31, 1996.

                      See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I -- Large Case Variable Life Plus

STATEMENT OF CHANGES IN NET ASSETS
For The Year Ended December 31, 1995

                                                                   MML         MML                  Oppenheimer  Oppenheimer
                                                      MML         Money      Managed       MML         High        Capital
                                                    Equity       Market       Bond        Blend       Income    Appreciation
                                                   Division     Division    Division    Division     Division     Division
                                                   --------     --------    --------    --------     --------     --------
Increase (decrease) in net assets
Operations:
 Net investment income (loss).................  $    549,099 $   167,377  $    93,395 $    131,856 $    202,322 $    (3,925)
 Net realized gain (loss)
 on investments...............................        54,476          --       46,215       91,039       38,996      13,381
 Change in net unrealized
 appreciation/depreciation
 of investments...............................     1,427,884          --      105,076      286,499      117,329     726,097
                                                ------------ -----------  ----------- ------------ ------------ -----------

 Net increase in net assets
 resulting from operations....................     2,031,459     167,377      244,686      509,394      358,647     735,553
                                                ------------ -----------  ----------- ------------ ------------ -----------

Capital transactions: (Note 8)
 Transfer of net premium......................     2,702,545  21,618,465      752,770      374,328      648,684     783,313
 Transfer to Guaranteed Principal Account.....            --     (69,895)          --       (3,791)          --          --
 Transfer of surrender values.................      (244,457) (4,395,665)    (102,318)     (97,216)     (26,113)   (102,266)
 Withdrawal due to death benefits.............        (2,894)       (300)          --           --           --          --
 Transfer due to policy loan,
 net of repayment.............................          (797)         --       (2,689)      (3,656)          --        (292)
 Transfer due to reimbursement (payment) of
 accumulation unit value fluctuation..........       (16,996)     13,984       (1,364)       2,788         (315)     (5,623)
 Withdrawal due to charges for
 administrative and insurance costs...........      (264,094)   (267,040)     (74,281)    (156,704)     (49,826)    (63,084)
 Divisional transfers.........................     8,096,573 (17,960,607)    (695,780)  (1,041,522)     440,525   4,141,688
                                                ------------ -----------  ----------- ------------ ------------ -----------

 Net increase (decrease) in net assets
 resulting from capital transactions..........    10,269,880  (1,061,058)    (123,662)    (925,773)   1,012,955   4,753,736
                                                ------------ -----------  ----------- ------------ ------------ -----------

Total increase (decrease).....................    12,301,339    (893,681)     121,024     (416,379)   1,371,602   5,489,289

NET ASSETS, at beginning of the year..........     3,519,360   2,859,835    1,163,343    2,595,817      527,675     587,982
                                                ------------ -----------  ----------- ------------ ------------ -----------

NET ASSETS, at end of the year................  $ 15,820,699 $ 1,966,154  $ 1,284,367 $  2,179,438 $  1,899,277 $ 6,077,271
                                                ============ ===========  =========== ============ ============ ===========

                                                 Oppenheimer
                                                   Global
                                                 Securities
                                                  Division       Total
                                                  --------       -----
Increase (decrease) in net assets
Operations:
 Net investment income (loss)...............   $     33,151  $ 1,173,275
 Net realized gain (loss)
 on investments.............................         (5,647)     238,460
 Change in net unrealized
 appreciation/depreciation
 of investments.............................        162,287    2,825,172
                                               ------------  -----------

 Net increase in net assets
 resulting from operations..................        189,791    4,236,907
                                               ------------  -----------

Capital transactions: (Note 8)
 Transfer of net premium....................      1,672,425   28,552,530
 Transfer to Guaranteed Principal Account...             --     (73,686)
 Transfer of surrender values...............       (60,532)  (5,028,567)
 Withdrawal due to death benefits...........             --      (3,194)
 Transfer due to policy loan,
 net of repayment...........................          (503)      (7,937)
 Transfer due to reimbursement (payment) of
 accumulation unit value fluctuation........       (12,352)     (19,878)
 Withdrawal due to charges for
 administrative and insurance costs.........      (104,191)    (979,220)
 Divisional transfers.......................      7,019,123           --
                                               ------------  -----------

 Net increase (decrease) in net assets
 resulting from capital transactions........      8,513,970   22,440,048
                                               ------------  -----------
Total increase (decrease)...................      8,703,761   26,676,955

NET ASSETS, at beginning of the year........      1,613,417   12,867,429
                                               ------------  -----------

NET ASSETS, at end of the year..............    $10,317,178  $39,544,384
                                               ============  ===========

Massachusetts Mutual Variable Life Separate Account I -- Large Case Variable Life Plus

Notes To Financial Statements


1.    HISTORY

      Massachusetts Mutual Variable Life Separate Account I ("Separate
      Account I") is a separate investment account established on July 13, 1988 by Massachusetts Mutual Life Insurance Company ("MassMutual") in accordance with the provisions of Section 132G of Chapter 175 of the Massachusetts General Laws.

      MassMutual maintains four segments within Separate Account I. The initial segment ("Variable Life Plus Segment") is used exclusively for MassMutual's flexible premium variable whole life insurance policy, known as Variable Life Plus.

      On March 30, 1990, MassMutual established a second segment ("Large Case Variable Life Plus Segment") within Separate Account I to be used exclusively for MassMutual's flexible premium variable whole life insurance policy with table of selected face amounts, known as Large Case Variable Life Plus.

      On July 5, 1995, MassMutual established a third segment ("Strategic Variable Life Segment") within Separate Account I to be used exclusively for MassMutual's flexible premium variable whole life insurance policy with tables of selected face amounts, known as Strategic Variable Life.

      On July 24, 1995, MassMutual established a fourth segment ("Variable Life Select Segment") within Separate Account I to be used exclusively for MassMutual's flexible premium variable whole life insurance policy, known as Variable Life Select.

      The Separate Account I operates as a registered unit investment trust pursuant to the Investment Company Act of 1940 and the rules promulgated thereunder. MassMutual paid $40,000 to the Large Case Variable Life Plus Segment on March 30, 1990 to provide initial capital: 12,146 shares were purchased in the four series of shares of the management investment company described in Note 2 supporting the divisions of the Large Case Variable Life Plus Segment. On January 3, 1994, MassMutual removed $15,000 of the initial capital from three of the four series of shares of the management investment company supporting the divisions of the Large Case Variable Life Plus Segment. On January 3, 1994, MassMutual paid $15,000 to provide the initial capital for the Large Case Variable Life Plus Segment's three new divisions: 918 shares were purchased in the management investment company described in Note 2 supporting the three new divisions of the Large Case Variable Life Plus Segment. On August 1, 1996, MassMutual paid $5,000 to provide initial capital for the Large Case Variable Life Plus Segment's new Dreyfus Index Division.

2.    INVESTMENT OF THE LARGE CASE VARIABLE LIFE PLUS
      SEGMENT'S ASSETS

      The Large Case Variable Life Plus Segment maintains eight divisions. The MML Equity Division invests in shares of MML Equity Fund, the MML Money Market Division invests in shares of MML Money Market Fund, the MML Managed Bond Division invests in shares of MML Managed Bond Fund and the MML Blend Division invests in shares of MML Blend Fund. The Oppenheimer High Income Division invests in shares of Oppenheimer High Income Fund, the Oppenheimer Capital Appreciation Division invests in shares of Oppenheimer Capital Appreciation Fund, and the Oppenheimer Global Securities Division invests in shares of Oppenheimer Global Securities Fund. The Dreyfus Index Division invests in shares of Dreyfus Stock Index Fund.

      MML Equity Fund, MML Money Market Fund, MML Managed Bond Fund and MML Blend Fund are the four series of MML Series Investment Fund (the "MML Trust"). The MML Trust is a no-load, registered, open-end, diversified management investment company for which MassMutual acts as investment manager. Concert Capital Management, Inc. ("Concert") served as the investment sub-adviser to MML Equity Fund and the Equity Sector of the MML Blend Fund from 1993-1996. Concert merged with and into David L. Babson & Company, Inc. ("Babson") effective December 31, 1996. Both Concert and Babson are wholly-owned subsidiaries of Babson Acquisition Corporation, which is a controlled subsidiary of MassMutual. Thus, effective January 1, 1997, Babson serves as the investment sub-adviser to MML Equity Fund and the Equity Sector of the MML Blend Fund. MassMutual paid Concert a quarterly fee equal to an annual rate of .13% of the average daily net asset value of MML Equity Fund and the Equity Sector of MML Blend Fund.

      Oppenheimer High Income Fund, Oppenheimer Capital Appreciation Fund and Oppenheimer Global Securities Fund (the "Oppenheimer Funds") are part of the Oppenheimer Variable Account Funds (the "Oppenheimer Trust"). The Oppenheimer Trust is a registered, open-end, diversified management investment company, which is available to act as the investment vehicle for separate accounts for variable insurance policies. OppenheimerFunds, Inc. ("OFI"), a controlled subsidiary of MassMutual, serves as investment adviser to the Oppenheimer Trust, (prior to January 5, 1996, OFI was known as Oppenheimer Management Corporation).

      The Dreyfus Stock Index Fund, an open-end, non-diversified management investment company is managed by the Dreyfus Corporation. Mellon Equity Associates serves as the sub-adviser to the Dreyfus Stock Index Fund.

      In addition to the eight divisions of the Large Case Variable Life Plus Segment, a policyowner may also allocate funds to the Guaranteed Principal Account, which is part of MassMutual's general account. Because of exemptive and exclusionary provisions, interests in the Guaranteed Principal Account, which is part of MassMutual's general account, are not registered under the Securities Act of 1933 and the general account is not registered as an investment company under the Investment Company Act of 1940.

3.    SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies followed consistently by the Large Case Variable Life Plus Segment in the preparation of the financial statements in conformity with generally accepted accounting principles.

      A.   Investment Valuation

      The investments in MML Trust, the Oppenheimer Trust and the Dreyfus Stock Index Fund are each stated at market value which is the net asset value of each of the respective underlying funds.

      B.   Accounting For Investments

      Investment transactions are accounted for on trade date and identified cost is the basis followed in determining the cost of investments sold for financial statement purposes. Dividend income is recorded on the ex-dividend date.

      C.   Federal Income Taxes

      MassMutual is taxed under federal law as a life insurance company under the provisions of the 1986 Internal Revenue Code, as amended. The Large Case Variable Life Plus Segment is part of MassMutual's total operation and is not taxed separately. The Large Case Variable Life Plus Segment will not be taxed as a "regulated investment company" under Subchapter M of the Internal Revenue Code. Under existing federal law, no taxes are payable on investment income and realized capital gains of the Large Case Variable Life Plus Segment credited to the policies. Accordingly, MassMutual does not intend to make any charge to the Large Case Variable Life Plus Segment's divisions to provide for company income taxes. MassMutual may, however, make such a charge in the future if an unanticipated change of current law results in a company tax liability attributable to the Large Case Variable Life Plus Segment.

      D. Policy Loan

      When a policy loan is made, the Large Case Variable Life Plus Segment transfers the amount of the loan to MassMutual, thereby decreasing both the assets and the reserves of the Large Case Variable Life Plus Segment by an equal amount. The interest rate charged on any loan is 6% per year, or where permitted, the policyowner may select an adjustable loan rate, in all jurisdictions except Arkansas, at the time of application. Loan repayments result in the transfer of values equal to the repayment from the loaned portion of the Guaranteed Principal Account to the non-loaned portion of the Guaranteed Principal Account and the divisions of the Large Case Variable Life Plus Segment.

      The policyowner earns interest at a rate which is the greater of 4% or the policy loan rate less a MassMutual declared charge (maximum .75%) for expenses and taxes.

      E.   Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.    CHARGES

      MassMutual charges the Large Case Variable Life Plus Segment's divisions for the mortality and expense risks it assumes. The charge is made daily at an effective annual rate of 0.40% of the value of each division's net assets.

      MassMutual makes certain deductions from the annual premium before amounts are allocated to the Large Case Variable Life Plus Segment and the Guaranteed Principal Account. The deductions are for sales charges and state premium taxes. No additional deductions are taken when money is transferred from the Guaranteed Principal Account to the Large Case Variable Life Plus Segment. MassMutual also makes certain charges for the cost of insurance and administrative costs.

5.    SALES AGREEMENTS

      Effective May 1, 1996, MML Distributors, LLC ("MML Distributors"), a wholly-owned subsidiary of MassMutual, serves as principal underwriter of the policies pursuant to an underwriting and servicing agreement among MML Distributors, MassMutual and Separate Account I. MML Distributors is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). MML Distributors may enter into selling agreements with other broker-dealers who are registered with the SEC and are members of the NASD in order to sell the policies.

      Prior to May 1, 1996, MML Investors Services, Inc. ("MMLISI") a wholly-owned subsidiary of MassMutual, served as principal underwriter of the policies. Effective May 1, 1996, MMLISI serves as co-underwriter of the policies pursuant to underwriting and servicing agreements among MMLISI, MassMutual and Separate Account I, MMLISI is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the NASD. Registered representatives of MMLISI sell the policies as authorized variable life insurance agents under applicable state insurance laws.

      Pursuant to the underwriting and servicing agreements, commissions or other fees due to registered representatives for selling and servicing the policies are paid by MassMutual on behalf of MML Distributors or MMLISI. MML Distributors and MMLISI also receive compensation for their activities as underwriters of the policies.

6.    PURCHASES AND SALES OF INVESTMENTS

                                                                   MML         MML                  Oppenheimer  Oppenheimer
                                                      MML         Money      Managed       MML         High        Capital
      For The Year Ended                            Equity       Market       Bond        Blend       Income    Appreciation
      December 31, 1996                            Division     Division    Division    Division     Division     Division
      -----------------                            --------     --------    --------    --------     --------     --------
      Cost of purchases....................     $11,735,768   $6,405,539  $9,905,418  $1,076,226    $1,620,003  $5,955,523
      Proceeds from sales..................      18,295,194    7,372,770     127,969     390,624     1,818,505   8,288,189
      Average monthly value of securities..     $15,491,204   $1,938,642  $5,487,881  $2,670,281    $1,204,539  $5,795,296

                                                 Oppenheimer
                                                   Global       Dreyfus
      For The Year Ended                         Securities      Index
      December 31, 1996                           Division     Division
      -----------------                           --------     --------
      Cost of purchases....................     $1,042,567  $19,120,348
      Proceeds from sales..................      9,847,313       86,896
      Average monthly value of securities..     $6,844,065  $19,730,374

7.    NET INVESTMENT RETURN

      The following table shows the net investment return for each division in the Large Case Variable Life Plus Segment:

                                                                   MML         MML                 *Oppenheimer *Oppenheimer
                                                      MML         Money      Managed       MML         High        Capital
                                                    Equity       Market       Bond        Blend       Income    Appreciation
                                                   Division     Division    Division    Division     Division     Division
                                                   --------     --------    --------    --------     --------     --------
      For the Year Ended December 31, 1996 and
       **For the Period August 1, 1996
       (Date of Commencement of Operations)
       Through December 31, 1996................   15.48%        5.34%       8.52%      12.77%       14.61%        8.77%
      For the Year Ended December 31, 1995......   26.63%        5.81%      16.87%      21.35%       19.26%       34.64%
      For the Year Ended December 31, 1994 and
       *For the Period January 3, 1994
       (Date of Commencement of Operations)
       Through December 31, 1994................    4.58%        3.33%      (1.23)%      2.14%      *(2.72)%      *0.81%
      For the Year Ended December 31, 1993......    8.28%        2.33%       4.07%       8.54%        --            --
      For the Year Ended December 31, 1992......    9.74%        2.72%       6.76%       8.73%        --            --

                                                   *Oppenheimer
                                                      Global      **Dreyfus
                                                    Securities      Index
                                                     Division     Division
                                                     --------     --------
      For the Year Ended December 31, 1996 and
       **For the Period August 1, 1996
       (Date of Commencement of Operations)
       Through December 31, 1996..................   10.49%     **11.27%
      For the Year Ended December 31, 1995........    4.69%           --
      For the Year Ended December 31, 1994 and
       *For the Period January 3, 1994
       (Date of Commencement of Operations)
       Through December 31, 1994..................  *(6.17)%          --
      For the Year Ended December 31, 1993........      --            --
      For the Year Ended December 31, 1992........      --            --

     The net investment return for each division of the Large Case Variable Life Plus Segment is computed using the net increase in net assets resulting from operations as compared to the average monthly net assets. The net investment return figures shown above do not reflect expenses related to insurance products. Inclusion of such expenses would reduce the net investment return figures for all periods shown.

8.  NET INCREASE (DECREASE) IN ACCUMULATION UNITS


    For the Year Ended December 31, 1996                         MML         MML                  Oppenheimer  Oppenheimer
    and *For the Period August 1, 1996              MML         Money      Managed       MML         High        Capital
    (Date of Commencement of Operations)          Equity       Market       Bond        Blend       Income    Appreciation
    Through December 31, 1996                    Division     Division    Division    Division     Division     Division
    -------------------------                    --------     --------    --------    --------     --------     --------
    Units purchased.........................     1,176,765   3,121,090    1,731,646      352,844      159,639     880,690
    Units withdrawn and transferred to
     Guaranteed Principal Account...........      (370,589) (1,459,166)    (127,766)    (178,125)     (41,196)   (215,745)
    Units transferred between divisions.....    (3,973,031) (2,454,243)   4,095,080      106,794     (406,523) (3,045,604)
                                               ----------- -----------  -----------   ----------   ---------- -----------
    Net increase (decrease).................    (3,166,855)   (792,319)   5,698,960      281,513     (288,080) (2,380,659)
    Units, at beginning of the period/year..     7,713,348   1,534,471      752,384    1,146,979    1,644,136   4,921,149
                                               ----------- -----------  -----------   ----------   ---------- -----------
    Units, at end of the year...............     4,546,493     742,152    6,451,344    1,428,492    1,356,056   2,540,490
                                               =========== ===========  ===========   ==========   ========== ===========

    For the Year Ended December 31, 1996         Oppenheimer
    and *For the Period August 1, 1996             Global      *Dreyfus
    (Date of Commencement of Operations)         Securities      Index
    Through December 31, 1996                     Division     Division
    -------------------------                     --------     --------
    Units purchased.........................        840,126       39,735
    Units withdrawn and transferred to
     Guaranteed Principal Account...........       (203,232)     (47,429)
    Units transferred between divisions.....     (9,493,490)  18,419,266
                                                 -----------  -----------
    Net increase (decrease).................     (8,856,596)  18,411,572
    Units, at beginning of the period/year..     10,896,434           --
                                                 -----------  -----------
    Units, at end of the year...............      2,039,838   18,411,572
                                                 ===========  ===========

                                                              MML         MML                  Oppenheimer  Oppenheimer  Oppenheimer
                                                 MML         Money      Managed       MML         High        Capital      Global
    For The Year Ended                         Equity       Market       Bond        Blend       Income    Appreciation  Securities
    December 31, 1995                         Division     Division    Division    Division     Division     Division     Division
    -----------------                         --------     --------    --------    --------     --------     --------     --------
    Units purchased.....................      1,539,221  17,138,525      476,211      214,619      607,924     738,795    1,771,180
    Units withdrawn and transferred to
     Guaranteed Principal Account.......       (287,636) (3,767,540)    (116,379)    (154,072)     (71,573)   (167,596)    (178,395)

    Units transferred between divisions.      4,220,389 (14,183,662)    (416,191)    (591,133)     560,099   3,721,390    7,568,397
                                              ---------  ----------    ---------    ---------    ---------   ---------    ---------
    Net increase (decrease).............      5,471,974    (812,677)     (56,359)    (530,586)   1,096,450   4,292,589    9,161,182
    Units, at beginning of the year.....      2,241,374   2,347,148      808,743    1,677,565      547,686     628,560    1,735,252
                                              ---------  ----------    ---------    ---------    ---------   ---------    ---------
    Units, at end of the year...........      7,713,348   1,534,471      752,384    1,146,979    1,644,136   4,921,149   10,896,434
                                              =========  ==========    =========    =========    =========   =========   ==========


9.    CONSOLIDATED MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I


      As discussed in Note 1, the financial statements only represent activity of MassMutual's Large Case Variable Life Plus Segment. The combined net assets as of December 31, 1996 for Separate Account I, which includes the Variable Life Plus, Large Case Variable Life Plus, Strategic Variable Life and Variable Life Select Segments, are as follows:

                                                      MML          MML                              Oppenheimer
                                          MML        Money       Managed       MML      Oppenheimer    High      Oppenheimer
                                        Equity      Market        Bond        Blend        Money      Income        Bond
                                       Division    Division     Division    Division     Division    Division     Division
                                       --------    --------     --------    --------     --------    --------     --------
      Total assets.................  $30,116,869  $1,981,154  $12,312,246  $ 8,919,296  $    5,380  $ 3,064,566  $    5,520
      Total liabilities............          132       1,346          234       15,515           4           29          --
                                     -----------  ----------  -----------  -----------  ----------  -----------  ----------
      Net assets...................  $30,116,737  $1,979,808  $12,312,012  $ 8,903,781  $    5,376  $ 3,064,537  $    5,520
                                     ===========  ==========  ===========  ===========  ==========  ===========  ==========
      Net assets:
      For variable life insurance
       policies....................  $30,035,948  $1,930,850  $12,256,804  $ 8,833,433  $       --  $ 3,051,700  $       --
      Retained in Variable Life
       Separate Account I by
       Massachusetts Mutual Life
       Insurance Company............      80,789      48,958       55,208       70,348       5,376       12,837       5,520
                                     -----------  ----------  -----------  -----------  ----------  -----------  ----------
      Net assets.................... $30,116,737  $1,979,808  $12,312,012  $ 8,903,781  $    5,376  $ 3,064,537  $    5,520
                                     ===========  ==========  ===========  ===========  ==========  ===========  ==========

                                         Oppenheimer              Oppenheimer  Oppenheimer  Oppenheimer
                                           Capital   Oppenheimer   Multiple      Global      Strategic  Oppenheimer    Dreyfus
                                        Appreciation   Growth     Strategies   Securities      Bond   Growth & Income   Index
                                          Division    Division     Division     Division     Division    Division     Division
                                          --------    --------     --------     --------     --------    --------     --------
      Total assets..................    $ 5,385,758  $1,082,755  $     6,139  $ 2,886,458   $   151,526  $    8,264  $21,104,051
      Total liabilities.............          5,714       2,351           --        2,403           --           --          232
                                        -----------  ----------  -----------  -----------   ----------   ----------  -----------
      Net assets....................    $ 5,380,044  $1,080,404  $     6,139  $ 2,884,055   $   151,526  $    8,264  $21,103,819
                                        ===========  ==========  ===========  ===========   ===========  ==========  ===========
      Net assets:
      For variable life insurance
       policies.....................    $ 5,358,777  $1,066,459  $        --  $ 2,866,928   $   139,640  $       --  $21,098,092
      Retained in Variable Life
       Separate Account 1 by
       Massachusetts Mutual Life
       Insurance Company............         21,267      13,945        6,139       17,127        11,886       8,264        5,727
                                        -----------  ----------  -----------  -----------   ----------   ----------  -----------
      Net assets....................    $ 5,380,044  $1,080,404  $     6,139  $ 2,884,055   $   151,526  $    8,264  $21,103,819
                                        ===========  ==========  ===========  ===========   ===========  ==========  ===========

Report Of Independent Accountants

To the Board of Directors and Policyowners of Massachusetts Mutual Life Insurance Company

We have audited the statements of assets and liabilities of the MML Equity Division, MML Money Market Division, MML Managed Bond Division, MML Blend Division, Oppenheimer High Income Division, Oppenheimer Capital Appreciation Division, Oppenheimer Global Securities Division, and Dreyfus Index Division of the Large Case Variable Life Plus Segment of Massachusetts Mutual Variable Life Separate Account I as of December 31, 1996, and the related statements of operations for the year then ended, and the statements of changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification of investments owned as of December 31, 1996, by examination of the records of MML Series Investment Fund and by confirmation with Oppenheimer Variable Account Funds and Dreyfus Stock Index Fund. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the MML Equity Division, MML Money Market Division, MML Managed Bond Division, MML Blend Division, Oppenheimer High Income Division, Oppenheimer Capital Appreciation Division, Oppenheimer Global Securities Division, and Dreyfus Index Division of the Large Case Variable Life Plus Segment of Massachusetts Mutual Variable Life Separate Account I as of December 31, 1996, the results of their operations for the year then ended, and the changes in net assets for the periods indicated thereon, in conformity with generally accepted accounting principles.

                                       Coopers & Lybrand L.L.P.

Springfield, Massachusetts
February 4, 1997

                          MML Series Investment Fund
                               Table of Contents

                                                                            Page
                                                                            ----
To Our Shareholders.....................................................     2-6

Statement of Assets and Liabilities as of December 31, 1996.............       7

        MML Equity Fund
        MML Money Market Fund
        MML Managed Bond Fund
        MML Blend Fund

Statement of Operations For the Year of December 31, 1996...............       8

        MML Equity Fund
        MML Money Market Fund
        MML Managed Bond Fund
        MML Blend Fund

Statement of Changes in Net Assets For the Year Ended
  December 31, 1996 and 1995............................................       9

        MML Equity Fund
        MML Money Market Fund
        MML Managed Bond Fund
        MML Blend Fund

Financial Highlights

        MML Equity Fund.................................................      10
        MML Money Market Fund...........................................      10
        MML Managed Bond Fund...........................................      11
        MML Blend Fund..................................................      12

Schedule of Investments as of December 31, 1996

        MML Equity Fund.................................................   13-14
        MML Money Market Fund...........................................      15
        MML Managed Bond Fund...........................................   16-18
        MML Blend Fund..................................................   19-24

Notes to Financial Statements...........................................   25-27

Report of Independent Accountants.......................................      28

MML Series Investment Fund

To Our Shareholders

Another Year of Solid Economic Growth with Low Inflation

Though figures released throughout the year were often contradictory, 1996 closed as the sixth consecutive year of the current U.S. economic expansion. Growth during the year was driven by consumption and household sales, and by capital investment by businesses; it was slowed only by relatively weak foreign trade.

Even with continued growth, however, inflation has remained subdued.   In
addition, because prices were stronger during 1996 than they had been in 1995, the Federal Reserve stopped lowering interest rates after January. The achievement of an "orchestrated economy" - growth without inflationary pressures
- meant the Federal Reserve did not have to intervene again during the year. As a consequence, interest rates rose only slightly.

A Banner Year for Stocks

More efficient and competitive every year, corporate America enjoyed another period of profitability. The stock market, reflecting this plus the favorable economic environment and tremendous demand for stocks from investors, climbed to new record highs throughout the year. While larger stocks gained most over the course of the year, nearly all sectors of the market outperformed their long-term averages.

Underlying the market's tremendous positives, it is important to recognize that an ongoing trend toward more selective markets continued over the year. So, while market sectors were generally up, there was often disparity between how well the best and weakest stocks within an industry performed, and expert stock picking was the identifying trademark of the year's real winners.

Volatility Limits the Bond Market

The bond market, on the other hand, had a difficult year. In contrast to 1995, when declining interest rates spurred a broad bond rally, 1996's increase in rates hurt bond prices. Especially in Treasuries, which tend to be most sensitive to changes in rates, price performance eroded returns. After its strong run in 1995, the bond market was also subject to changing investor emotions throughout the past year.

Volatility was the rule in the market during 1996, with the release of changing economic data alternately sending investors chasing and then running from the market. In this climate, the best performers were shorter-term securities, which generally have less price sensitivity than their longer counterparts.

Value Investing in Selective Markets

The stock and bond markets required selectivity during 1996. In selective markets, value investors like us benefit from the extensive research that is an inherent part of our strategy. We view temporary price fluctuations as a chance to buy the stocks and bonds we feel represent strong opportunities over time. And by the same token, our value requirements mean that we tend not to buy into or hold stocks and bonds that have already appreciated significantly during a given cycle. This helps keep us from paying too much for a security, or holding it too long.

Throughout 1996, our value approach was a benefit. While more growth-oriented stock strategies often outperform during strong bull markets, at the market's current price levels, we feel a more conservative approach is appropriate. In bonds our careful strategies helped us successfully navigate the changing markets and avoid their pitfalls.

We Enter 1997 Cautiously Optimistic

As we head into 1997, we are entering the seventh year of economic expansion in the U.S. While such a prolonged cycle is unusual, and the likelihood exists that growth in the coming year may be slower than what we experienced in 1996, there are still very few reasons to expect we are moving toward a recession.
Not all data has been finalized at this point, but it appears that the Christmas season at the end of 1996, though a week shorter than usual, was fair. And while announcements of layoffs repeatedly made news over the year, there is very little net change in employment. While consumer debt has risen, consumer confidence remains quite high. And finally, wages and prices are fairly stable, with core inflation estimated to be a low three percent.

We believe these factors support cautious optimism for the financial markets in 1997. Until the scenario detailed above changes significantly, the Federal Reserve should not feel pressure to change monetary policy dramatically. Without more interest rate increases, the bond market should stabilize, so that income can dictate returns without a drag from price performance. If rates are less volatile, then stocks have a better chance of continued positive results. We will continue to do as we always do . . . look for value in whatever markets prevail.


                                          /s/ Stuart H. Reese
                                          Stuart H. Reese
                                          President
                                          MML Series Investment Fund

January 31, 1997

MML EQUITY FUND

How has the Fund performed over the past year?

The Fund performed well in 1996. The one year total return was 20.25% as compared to the S & P 500 Index which was up 22.96%. The Fund's conservative construction caused it to lag behind the market somewhat for the full year, but its pattern of performance was consistent with its low risk strategy. The Fund participated in the continuing advance of stock prices, and in those few months when the market paused, the Fund retained its value better than the stock market overall. With the market now entering the seventh year since the most recent bull market began, we believe that this strategy of maintaining relatively low portfolio risk will be beneficial to the Fund in future periods.

What was your strategy over the past year's strong, but volatile market?

Our strategy remained consistent over the past year. We maintained a well-diversified portfolio by following our investment decision process of stock selection one-by-one. We find stocks through fundamental analysis, a `bottom up approach' to researching a company. We believe this approach is less risky and wiser than making investments based on less reliable economic forecasts.

What types of stocks performed best for you over the year?

The Fund's results benefited from strong performance by several of the largest holdings, such as Bristol Myers, General Electric, and Pfizer. The financial holdings were outstanding performers, particularly the banks. Contributing to bank stock gains were an accommodative Fed policy, continued good loan loss experience, and the relentless trend toward industry consolidation.

Were there any investments that didn't perform as you'd expected?

The telephone industry was a disappointment last year. The major factor here was the telecommunications deregulation bill which was signed into law in the spring of 1996. This provides for the eventual opening up of the industry to competition, and as companies prepare for this, increased marketing spending will restrain earnings growth. Early in 1996, the Fund had a relatively small commitment to this industry, but we steadily increased its weighting during the year as we found companies with competitive advantages which were undervalued relative to the market. In the long run, the surviving companies will prosper due to strong growth of telecommunications traffic.

What changes, if any, are you currently making to the portfolio?

As the economic expansion is aging, and valuations are clearly on the high side, we are trying to minimize risk in the portfolio. We are reducing holdings whose prices are full, and adding to stocks that we feel are currently underpriced and can offer good long-term return through a combination of capital appreciation and current income. In fact, well positioned electric utilities appear attractive for the first time in a considerable period, and we are modestly increasing our commitment there.

What is your outlook for the Fund?

We are optimistic about the long term outlook for stocks in general and the Fund in particular. After a long period of exceptional stock market returns such as we have seen, a pause in the market's up trend would not be a surprise.
However, the Fund is structured recognizing that there are risks in equity investing as well as returns, and the conservative nature of the Fund is intended to help the Fund hold up well in any weakness which might take place. We believe that by participating in the gains of a rising market and conserving asset value in a less positive environment, the Fund should show superior returns over the long term.

MML MONEY MARKET FUND

How has the Fund performed over the past year?

The Fund performed well. This has been another period of consistently good performance both on an absolute basis and versus other money market type investments. The yields from the very short maturity fixed income securities we invest in remained competitive over the year, and that has helped us. For the purpose of comparison, 91-day Treasuries returned 5.03% for the year while the Fund was up 5.01%. In all, during a year in which conflicting economic statistics caused volatility in the longer end of the bond market, "cash" investments like this one have been a good place for investors.

How are you currently positioning the portfolio?

As a money market fund, we own securities with a relatively short maturity. If rates were to increase, owning securities that mature quickly would enable us to replace them with newer, higher-yielding issues more rapidly. That in turn would boost the portfolio's yield. Beyond maturity considerations, as we always have, we continue to conduct extensive research into both issuers and specific issues in an effort to provide stability and competitive income in a highly liquid investment portfolio.

What is your outlook for the Fund?

Our outlook continues to be positive both for the economy and for the Fund. We believe the U.S. economy is still strong and growing but at a sustainable, orchestrated rate with little evidence of inflation. If signs of inflation should arise - and so far they haven't, even six years into the current growth phase - we'd expect the Federal Reserve might raise rates slightly in reaction. If interest rates were increased, it could potentially hurt stocks and the long bond market. Funds like this one, however, would benefit from higher current yields. Having said that, economic results for the fourth quarter of 1996 will not be confirmed before February 1997. We believe the Federal Reserve is unlikely to make any changes to rates until the statistical data to back such decisions is available.

MML Managed Bond

How did the Fund perform over the past year?

1996 was a trying year for the bond market, in part because interest rates rose somewhat over the course of the year, and also because releases of conflicting economic data filled the market with a high degree of volatility. Even so, the Fund's performance was positive with a one year total return of 3.25% compared to the Lehman Brothers Government/Corporate Bond Index which was up 2.90%.

How did the bond market change over the past year?

Although there was a good degree of volatility throughout the year, conditions changed most during the first half of 1996. During 1995, interest rates fell, leading to excellent performance. In contrast, as rates increased over the past year, prices, especially in longer bonds and Treasuries, were damaged. So even though we were fully diversified across bond market sectors and maturities, this downturn had a temporary dampening effect on our portfolio's performance.

What investments worked best under these conditions?

Though the impact of the rate increase was felt immediately, the resulting steepening of the yield curve created value in the market over the longer term. But not all areas of the market suffered during the year. Non-investment grade bonds performed particularly well. While we avoid this sector of the market because of the relative risks associated with it, we were pleased with our holdings of investment grade corporate bonds and mortgage-backed securities. Investment grade corporate bonds, which made up 54.8 percent of the portfolio as of December 31, 1996, remained strong regardless of the broader market's difficulties. Corporate profits held steady, and as a result, demand in the bond market supported prices.

In addition to our successes with corporate bonds, mortgage-backed securities performed well. We tend to buy well-structured, seasoned issues, and, as their behavior tends to mimic corporate bonds, they worked well for us again this year. Since concerns about the prepayment of all types of mortgages are greatest when rates are falling, these securities paid competitive income and avoided significant price declines during the past year. Mortgage-backed securities were 21.4 percent of the Fund's portfolio at year end.

What changes, if any, are you currently making within the portfolio?

Because of their strong performance, we would have liked to have owned more mortgage-backed securities and corporate bonds than we did over the year. After their dramatic 1996 movements, however, they are currently less compelling as value investments. So, at this time, we're not really making any major changes to our sector holdings.

Looking for value is an inherent part of our strategy, and we've continued to do that. With an impressive growth in assets under management this year, we are generally sticking with our bottom-up investment approach. We're keeping our duration neutral relative to our benchmark and constantly performing extensive credit analyses across the investment grade bond market. We work to add value for investors by looking at individual issues from a critical risk/reward perspective, hoping to discover outstanding opportunities for both income and appreciation.

What is your outlook for the Fund?

Our outlook for both the Fund and the bond market is positive. The economy, even in the sixth year of an expansion, appears steady, and shows little in the way of inflation. With that as a background, we expect the coming year to be a good one. Without threats of inflation, it is unlikely that the Federal Reserve will move aggressively, so while we may see minor volatility in the market, we'd expect improvements going forward and a market whose performance is primarily a product of coupon income.

MML Blend Fund

How did the Fund perform over the past year?

We're very pleased with the Fund's performance. Our one year total return was 13.95% as compared to the Lipper Balanced Index which was up 13.01%. With 58% of the portfolio invested in stocks, we participated in the strong performance of the equity market over the period. But with 19% of the portfolio in bonds and the remaining 23% in cash and short-term fixed income investments, we were able to do so with far less risk than pure stock investments.

What types of stocks worked best over the period?

The stocks of the large, well-established companies we tend to own performed best over the year, and that was a benefit. Within the portfolio, some of our top performers were financial services, capital spending and technology stocks. Many of our bank stocks did well due to strong profits and ongoing consolidations. Capital spending stocks were also strong. We owned a full position in GE, which was one of our best performers, up approximately 40 percent for the year. And though we tend to be underweighted in technology stocks since few have the reasonable valuations and dividend records we require, we added to our position in IBM over the course of the year, and that benefited us.

On the whole, our stock strategy remained consistent over the past year. We maintained a well-diversified portfolio of what we considered the best stocks across numerous industries rather than making investments based on current economic forecasts. We worked to buy good value wherever we found it in the market, and we sold stocks that we felt had become risky, reaching what we'd targeted as peaks for their performance cycles.

What was your bond strategy during the year?

The bond portfolio turned in positive performance for the year, but it fell far short of the returns generated by stocks. The investment grade fixed income market had a somewhat difficult year due primarily to two factors. First, interest rates rose slightly, and that negatively impacted price performance. Second, a high level of volatility resulting from continuously changing economic expectations colored the market and investor emotion throughout the year. Our strategy inside this uneasy environment was to remain diversified between Treasuries, mortgage-backed securities, asset-backed securities, and corporate bonds, searching for opportunities to add value over time. This, plus maintaining a duration of approximately five years, kept our performance closely in line with our benchmark, the Lehman Brothers Government/Corporate Bond Index.

What is your outlook for the Fund?

We continue to expect that the coming year will be more typical than 1996 or 1995 was for both markets. The economy remains healthy, corporate America is efficient and competitive, and even after the sixth year of economic expansion, there are very few signs suggesting inflation is on the rise. As a result, we believe stocks will have another positive year, but after an impressive two-year run, one that is more in line with the market's long-term history. In the bond market, without seeing a need for the Federal Reserve to aggressively tighten money supply, we expect a better year than last, with income the major component driving returns. Since it is under historically "normal" conditions like these that this portfolio typically performs best, our outlook is quite favorable.

MML Series Investment Fund

STATEMENT OF ASSETS AND LIABILITIES
December 31, 1996

                                                                                            MML            MML
                                                                            MML            Money         Managed          MML
                                                                          Equity          Market          Bond           Blend
                                                                           Fund            Fund           Fund            Fund
                                                                          ------          ------         ------          ------
ASSETS
Investments at value (See Schedule of Investments)
  (Notes 2A, 2B and 5)
 Equities (Identified cost: $1,065,014,489;
  $729,315,396 respectively) ....................................    $1,639,975,490  $           --  $          --   $1,255,371,097
 Bonds and notes (Identified cost: $179,247,302;
  $405,340,706 respectively) ....................................                --              --     181,012,920     410,946,072
 Short-term investments (Identified cost: $137,806,906;
  $145,993,740; $1,379,722; $492,181,705 respectively) ..........       137,753,233     145,993,740       1,379,722     492,100,212
                                                                     --------------  --------------  --------------  --------------
  Total investments .............................................     1,777,728,723     145,993,740     182,392,642   2,158,417,381
Cash ............................................................                --           4,354           1,389              --
Interest and dividends receivable ...............................         3,878,415              --       2,287,822       8,303,276
Receivable for investments sold .................................         1,700,089              --              --       1,091,101
Prepaid trustees' fees ..........................................             1,849           1,177           1,177           1,177
                                                                     --------------  --------------  --------------  --------------
  Total assets ..................................................     1,783,309,076     145,999,271     184,683,030   2,167,812,935
                                                                     --------------  --------------  --------------  --------------
LIABILITIES
Payable for investments purchased ...............................           356,569              --           1,400         255,381
Payable for settlement of investments
 purchased on a forward commitment basis (Note 2D) ..............                --              --              --           6,345
Dividends payable (Note 2C) .....................................        79,270,107         595,036       2,885,188      71,526,248
Investment management fee payable (Note 4) ......................         1,628,095         170,636         221,600       2,005,626
Accrued liabilities .............................................            55,936           2,557           2,557          29,095
                                                                     --------------  --------------  --------------  --------------
  Total liabilities .............................................        81,310,707         768,229       3,110,745      73,822,695
                                                                     --------------  --------------  --------------  --------------
NET ASSETS ......................................................    $1,701,998,369  $  145,231,042  $  181,572,285  $2,093,990,240
                                                                     ==============  ==============  ==============  ==============
Net assets consist of:
Series shares (par value $.01 per share; an unlimited number
 authorized) (Note 6) ...........................................    $      571,402  $    1,452,311  $      150,703  $      952,969
Additional paid-in capital ......................................     1,126,515,524     143,778,731     180,809,583   1,561,810,884
Undistributed net investment income (Note 2C) ...................            15,927           9,702         (64,100)           (870)
Undistributed net realized loss on investments and
 forward commitments (Notes 2D and 3) ...........................           (11,812)         (9,702)     (1,089,519)       (345,972)
Net unrealized appreciation (depreciation) on:
 Investments (Note 2A) ..........................................       574,907,328              --       1,765,618     531,579,574
 Forward commitments (Note 2D) ..................................                --              --              --          (6,345)
                                                                     --------------  --------------  --------------  --------------
NET ASSETS ......................................................    $1,701,998,369  $  145,231,042  $  181,572,285  $2,093,990,240
                                                                     ==============  ==============  ==============  ==============
Outstanding series shares .......................................        57,140,244     145,231,042      15,070,294      95,296,912
                                                                     ==============  ==============  ==============  ==============
Net asset value per share .......................................    $        29.79  $         1.00  $        12.05  $        21.97
                                                                     ==============  ==============  ==============  ==============

                      See Notes to Financial Statements.

MML Series Investment Fund

STATEMENT OF OPERATIONS
For the Year Ended December 31, 1996

                                                                                            MML            MML
                                                                             MML           Money         Managed           MML
                                                                           Equity         Market          Bond            Blend
                                                                            Fund           Fund           Fund            Fund
                                                                           ------         ------         -------         -------
Investment income (Note 2B)
Dividends ........................................................   $   37,210,441  $           --  $           --  $   30,120,486
Interest  ........................................................        8,806,524       6,814,072      12,067,185      55,389,729
                                                                     --------------  --------------  --------------  --------------
  Total income ...................................................       46,016,965       6,814,072      12,067,185      85,510,215
                                                                     --------------  --------------  --------------  --------------
Expenses
Investment management fee (Note 4) ...............................        5,787,673         612,946         820,434       7,525,674
Trustees' fees ...................................................           25,833          21,042          21,042          20,758
Audit fees .......................................................           28,450          19,700          25,200          30,950
Other ............................................................            1,043             776             651             663
                                                                     --------------  --------------  --------------  --------------
  Total expenses .................................................        5,842,999         654,464         867,327       7,578,045
                                                                     --------------  --------------  --------------  --------------
Net investment income (Note 2C) ..................................       40,173,966       6,159,608      11,199,858      77,932,170
                                                                     --------------  --------------  --------------  --------------
Net realized and unrealized gain (loss) on investments
 and forward commitments (Notes 2A, 2B and 2D)
Net realized gain (loss) on:
 Investments (Notes 2B and 2C) ...................................       39,133,328              32        (404,955)     52,920,562
 Forward commitments (Note 2D) ...................................               --              --              --      (1,636,934)
                                                                     --------------  --------------  --------------  --------------
  Net realized gain (loss) .......................................       39,133,328              32        (404,955)     51,283,628
                                                                     --------------  --------------  --------------  --------------
Change in net unrealized appreciation/depreciation on:
 Investments (Note 2A) ...........................................      204,554,604              --      (4,664,274)    138,844,519
 Forward commitments (Note 2D) ...................................               --              --              --      (1,394,717)
                                                                     --------------  --------------  --------------  --------------
  Total change in net unrealized appreciation/depreciation .......      204,554,604              --      (4,664,274)    137,449,802
                                                                     --------------  --------------  --------------  --------------
Net gain (loss) ..................................................      243,687,932              32      (5,069,229)    188,733,430
                                                                     --------------  --------------  --------------  --------------

Net increase in net assets resulting from operations .............    $ 283,861,898  $    6,159,640  $    6,130,629  $  266,665,600
                                                                     ==============  ==============  ==============  ==============


                      See Notes to Financial Statements.

 MML Series Investment Fund

STATEMENT OF CHANGES IN NET ASSETS
For the Years Ended December 31, 1995


                                                                 1996
                                     -----------------------------------------------------------
                                                           MML             MML
                                               MML        Money          Managed          MML
                                             Equity      Market           Bond           Blend
                                              Fund        Fund            Fund           Fund
                                             ------      ------          ------         ------
Increase (decrease)
 in net assets
Operations:
Net investment income                  $  40,173,966  $  6,159,608  $  11,199,858  $ 77,932,170
Net realized gain (loss)
 on investments and
 forward commitments                      39,133,328            32      (404,955)    51,283,628
Change in net unrealized
 appreciation/depreciation on
 investments and forward
 commitments                             204,554,604            --    (4,664,274)   137,449,802
                                       -------------   -----------  ------------  -------------
Net increase in net assets
 resulting from operations               283,861,898     6,159,640      6,130,629   266,665,600
 Dividends to shareholders
 from:  (Note 2C)
 Distribution of net investment
  income                                (40,161,778)    (6,159,640)   (11,099,070)   (77,800,925)
 Distribution of net realized gains     (39,133,328)            --             --    (51,065,539)
 Net increase in capital share
  transactions (Note 6)                 248,532,571    36,310,841     27,842,588     133,050,174
                                       ------------   -----------   ------------  --------------
 Total increase                         453,099,363    36,310,841     22,874,147     270,849,310

NET ASSETS, at beginning
 of the year                          1,248,899,006   108,920,201    158,698,138   1,823,140,930
                                      -------------   -----------   ------------  --------------
NET ASSETS, at end
 of the year                         $1,701,998,369  $145,231,042   $181,572,285  $2,093,990,240
                                      =============   ===========   ============  ==============
Undistributed net investment
 income (loss) included in net
  assets at end of the year          $       15,927  $      9,702   $    (64,100) $         (870)
                                      =============   ===========   ============  ==============

                                                                     1995
                                      ----------------------------------------------------------
                                                               MML            MML
                                                MML           Money         Managed         MML
                                              Equity         Market          Bond          Blend
                                               Fund           Fund           Fund          Fund
                                              ------         ------         ------        -----
Increase (decrease)
 in net assets
Operations:
Net investment income                    $ 30,576,154  $   5,460,140  $  9,299,421    $  70,293,462
Net realized gain (loss)
 on investments and
 forward commitments                       16,898,835          (841)     1,319,095       35,795,663
Change in net unrealized
 appreciation/depreciation on
 investments and forward
 commitments                              237,559,436             --    13,704,932      243,603,590
                                        -------------  -------------  ------------    -------------
Net increase in net assets
 resulting from operations                285,034,425      5,459,299    24,323,448      349,692,715
 Dividends to shareholders
 from:  (Note 2C)
 Distribution of net investment
  income                                 (30,563,214)    (5,459,299)   (9,294,583)     (70,291,011)
 Distribution of net realized gains      (16,854,045)            --            --      (35,463,987)
 Net increase in capital share
  transactions (Note 6)                  190,498,822     17,134,168    22,459,621      134,942,076
                                       -------------   ------------   -----------     ------------
 Total increase                          428,115,988     17,134,168    37,488,486      378,879,793

NET ASSETS, at beginning
 of the year                             820,783,018     91,786,033   121,209,652    1,444,261,137
                                       -------------   ------------   -----------    -------------
NET ASSETS, at end
 of the year                          $1,248,899,006  $ 108,920,201  $158,698,138   $1,823,140,930
                                       =============   ============   ===========    =============
Undistributed net investment
 income (loss) included in net
  assets at end of the year           $        3,739  $       9,734  $    (72,567)   $      (7,094)
                                       =============   ============   ===========    =============

                      See Notes to Financial Statements.

MML Series Investment Fund

FINANCIAL HIGHLIGHTS

Selected per share data for each series share outstanding throughout each year ended December 31:

                                 MML EQUITY FUND


                                           1996      1995       1994        1993       1992       1991       1990         1989
                                           ----      ----       ----        ----       ----       ----       ----         ----

Net asset value:
 Beginning of year.....................  $ 25.924 $   20.520 $   20.510 $  19.862  $  18.735 $   15.659 $   16.764     $ 14.929
                                         -------- ---------- ---------- ---------  --------- ---------- ----------     --------
Income from investment operations:
Net investment income..................      .703       .634       .594      .524       .543       .563       .636         .694
Net realized and unrealized
 gain (loss) on investments............     4.547      5.754       .248     1.365      1.420      3.440      (.722)       2.746
                                         -------- ---------- ---------- ---------  --------- ---------- ----------     --------
Total from investment operations.......     5.250      6.388       .842     1.889      1.963      4.003      (.086)       3.440
                                         -------- ---------- ---------- ---------  --------- ---------- ----------     --------
Less distributions:
Dividends from net investment income...     (.703)     (.634)     (.594)    (.524)     (.543)     (.562)     (.665)       (.711)
Distribution from net realized gains...     (.685)     (.350)     (.238)    (.717)     (.288)     (.365)     (.354)       (.894)
Distribution in excess of net
 realized gains........................        --         --         --        --      (.005)        --         --           --
                                         -------- ---------- ----------- ---------  -------- ---------- ----------     --------
Total distributions....................    (1.388)     (.984)     (.832)   (1.241)     (.836)     (.927)    (1.019)      (1.605)
Net asset value:
 End of year...........................  $ 29.786 $   25.924  $  20.520 $  20.510  $  19.862   $ 18.735   $ 15.659      $16.764
                                         ======== ==========  ========= =========  =========   ========   ========      =======

Total return...........................     20.25%     31.13%      4.10%     9.52%     10.48%     25.56%      (.51%)      23.04%

Net assets (in millions):
 End of year........................... $1,701.99  $1,248.90  $  820.78 $  663.09  $  490.62   $ 355.04   $ 235.45      $226.41
Ratio of expenses to average net
 assets................................       .38%       .41%       .43%      .44%       .46%       .48%       .49%         .50%
Ratio of net investment income to
 average net assets....................      2.65%      2.89%      3.04%     3.23%      3.09%      3.43%      4.09%        4.30%
Portfolio turnover rate................     11.42%     11.72%      9.99%    11.28%      9.07%      9.37%     13.50%       15.71%

                                          1988       1987
                                          ----       ----
Net asset value:
 Beginning of year...................  $  13.828   $  15.591
                                      ----------   ---------
Income from investment operations:
Net investment income................       .646        .525
Net realized and unrealized
 gain (loss) on investments..........      1.660       (.066)
                                       ---------   ---------
Total from investment operations.....      2.306        .459
                                       ---------   ---------
Less distributions:
Dividends from net investment income.      (.639)      (.988)
Distribution from net realized gains.      (.566)     (1.234)
Distribution in excess of net realized
 gains...............................         --          --
                                       ---------   ---------
Total distributions..................     (1.205)     (2.222)
                                       ---------   ---------
Net asset value:
 End of year.........................  $  14.929   $  13.828
                                       =========   =========

Total return.........................      16.68%       2.10%

Net assets (in millions):
 End of year.........................  $  172.80   $  150.41
Ratio of expenses to average net
 assets..............................        .50%        .51%
Ratio of net investment income to
 average net assets..................       4.05%       3.44%
Portfolio turnover rate..............      15.97%      15.73%


                              MML MONEY MARKET FUND


                                           1996       1995       1994        1993      1992       1991       1990        1989
                                           ----       ----       ----        ----      ----       ----       ----        ----
Net asset value:
 Beginning of year.................... $    1.000 $    1.000 $    1.000 $   1.000  $   1.000 $    1.000 $    1.000   $    1.000

Income from investment operations:
Net investment income.................       .049       .054       .038      .027       .034       .059       .078         .088

Total from investment operations......       .049       .054       .038      .027       .034       .059       .078         .088

Less distributions:
Dividends from net investment income..      (.049)     (.054)     (.038)    (.027)     (.034)      (.059)    (.078)       (.088)

Total distributions...................      (.049)     (.054)     (.038)    (.027)     (.034)      (.059)    (.078)       (.088)

Net asset value:
 End of year.......................... $    1.000 $    1.000 $    1.000 $   1.000   $  1.000  $    1.000 $   1.000    $   1.000

Total return..........................       5.01%      5.58%      3.84%     2.75%      3.48%       6.01%     8.12%        9.16%

Net assets (in millions):
 End of year.......................... $  145.23  $  108.92  $   91.79  $  73.66    $  84.56   $  94.41  $ 114.59     $  70.16
Ratio of expenses to average net
 assets...............................       .52%       .54%       .55%      .54%        .53%       .52%      .54%         .54%
Ratio of net investment income to
 average net assets...................      4.92%      5.43%      3.81%     2.71%       3.42%      5.91%     7.80%        8.79%


                                              1988       1987
                                              ----       ----
Net asset value:
 Beginning of year .................   $     1.000  $    1.000
                                       -----------  ----------
Income from investment operations:
Net investment income ..............          .072        .063
                                       -----------  ----------
Total from investment operations ...          .072        .063
                                       -----------  ----------
Less distributions:
Dividends from net investment income         (.072)      (.063)
                                       -----------  ----------
Total distributions ................         (.072)      (.063)
                                       -----------  ----------
Net asset value:
 End of year .......................   $     1.000  $    1.000
                                       ===========  ==========

Total return .......................          7.39%       6.49%

Net assets (in millions):
 End of year .......................   $     66.35  $    52.35
Ratio of expenses to average net
 assets ............................           .55%        .57%
Ratio of net investment income to
 average net assets ................          7.20%       6.35%

                      See Notes to Financial Statements.

MML Series Investment Fund

                             MML MANAGED BOND FUND


                                          1996          1995         1994         1993         1992        1991         1990
                                          ----          ----         ----         ----         ----        ----         ----
Net asset value:
 Beginning of year..................   $   12.448    $   11.141   $   12.405   $  12.041    $  12.219   $   11.318   $   11.354
                                       ----------    ----------   ----------   ---------    ---------   ----------   ----------
Income from investment operations:
Net investment income...............         .776          .782         .792        .785         .870         .903         .943
Net realized and unrealized
 gain (loss) on investments
 and forward commitments............        (.401)        1.307       (1.264)       .618         .001         .916        (.036)
                                       ----------    ----------   ----------   ---------    ---------   ----------   ----------
Total from investment operations....         .375         2.089        (.472)      1.403         .871        1.819         .907
                                       ----------    ----------   ----------   ---------    ---------   ----------   ----------
Less distributions:
Dividends from net investment income        (.775)        (.782)       (.792)      (.784)       (.869)       (.902)       (.943)
Distribution from net realized gains           --            --           --       (.255)       (.158)       (.016)          --
Distribution in excess of net realized
 gains..............................           --            --           --          --        (.022)          --           --
                                       ----------    ----------   ----------   ---------    ---------   ----------   ----------
Total distributions.................        (.775)        (.782)       (.792)     (1.039)      (1.049)       (.918)       (.943)
                                       ----------    ----------   ----------   ---------    ---------   ----------   ----------
Net asset value:
 End of year........................   $   12.048    $   12.448   $   11.141   $  12.405    $  12.041   $   12.219   $   11.318
                                       ==========    ==========   ==========   =========    =========   ==========   ==========

Total return........................         3.25%        19.14%       (3.76%)     11.81%        7.31%       16.66%        8.38%
Net assets (in millions):
 End of year........................   $   181.57    $   158.70   $   121.21   $  129.11    $   88.15   $    66.98   $    43.07
Ratio of expenses to average
 net assets.........................          .51%          .52%         .52%        .54%         .56%         .57%         .57%
Ratio of net investment income to
 average net assets.................         6.54%         6.63%        6.69%       6.37%        7.28%        7.96%        8.40%
Portfolio turnover rate.............        46.12%        70.00%       32.77%      58.81%       39.51%       61.85%       69.93%


                                          1989           1988         1987
                                          ----           ----         ----
Net asset value:
 Beginning of year..................   $   10.919    $   11.052   $   12.541
                                       ----------    ----------   ----------
Income from investment operations:
Net investment income...............         .918          .906         .969
Net realized and unrealized
 gain (loss) on investments
 and forward commitments............         .454         (.133)       (.673)
                                       ----------    ----------   ----------
Total from investment operations....        1.372          .773         .296
                                       ----------    ----------   ----------
Less distributions:
Dividends from net investment income        (.918)        (.906)      (1.229)
Distribution from net realized gains        (.019)           --        (.556)
Distribution in excess of net realized
 gains..............................           --            --           --
                                       ----------    ----------   ----------
Total distributions.................        (.937)        (.906)      (1.785)
                                       ----------    ----------   ----------
Net asset value:
 End of year........................   $   11.354    $   10.919   $   11.052
                                       ==========    ==========   ==========
Total return........................        12.83%         7.13%        2.60%

Net assets (in millions):
 End of year........................   $    40.03    $    31.35   $    26.16
Ratio of expenses to average
 net assets.........................          .59%          .61%         .60%
Ratio of net investment income to
 average net assets.................         8.35%         8.25%        8.24%
Portfolio turnover rate.............        64.77%        74.92%       55.60%

                      See Notes to Financial Statements.

MML Series Investment Fund

                                 MML BLEND FUND


                                          1996        1995         1994         1993         1992        1991        1990
                                          ----        ----         ----         ----         ----        ----         ----
Net asset value:
 Beginning of year                     $   20.519    $   17.672   $   18.305   $  17.846    $  17.307   $   14.839   $   15.428
                                       ----------    ----------   ----------   ---------    ---------   ----------   ----------
Income from investment operations:
Net investment income                        .824          .811         .707        .655         .707         .736         .792
Net realized and unrealized
 gain (loss) on investments
 and forward commitments                    1.990         3.246        (.271)      1.057         .880        2.771        (.445)
                                       ----------    ----------   ----------   ---------    ---------   ----------   ----------
Total from investment operations            2.814         4.057         .436       1.712        1.587        3.507         .347
                                       ----------    ----------   ----------   ---------    ---------   ----------   ----------
Less distributions:
Dividends from net investment income        (.824)        (.811)       (.707)      (.655)       (.707)       (.736)       (.811)
Distribution from net realized gains        (.536)        (.399)       (.359)      (.598)       (.326)       (.303)       (.125)
Distribution in excess of net realized
 gains                                         --            --        (.003)         --        (.015)          --           --
                                       ----------    ----------   ----------   ---------    ---------   ----------   ----------
Total distributions                        (1.360)       (1.210)      (1.069)     (1.253)      (1.048)      (1.039)       (.936)
                                       ----------    ----------   ----------   ---------    ---------   ----------   ----------
Net asset value:
 End of year                           $   21.973    $   20.519   $   17.672   $  18.305    $  17.846   $   17.307   $   14.839
                                       ==========    ==========   ==========   =========    =========   ==========   ==========
Total return                                13.95%        23.28%        2.48%       9.70%        9.36%       24.00%        2.37%
Net assets (in millions):
 End of year                           $ 2,093.99    $ 1,823.14   $ 1,444.26   $1,296.54    $1,013.28   $   797.04   $   574.15
Ratio of expenses to average
 net assets                                   .38%          .38%         .39%        .40%         .41%         .42%         .44%
Ratio of net investment income to
 average net assets                          3.87%         4.19%        3.93%       3.60%        4.07%        4.54%        5.37%
Portfolio turnover rate                     19.10%        30.78%       26.59%      20.20%       25.43%       26.92%       24.55%



                                           1989          1988         1987
                                           ----          ----         ----
Net asset value:
 Beginning of year                     $   13.876    $   13.095   $   13.774
                                       ----------    ----------   ----------
Income from investment operations:
Net investment income                        .823          .734         .624
Net realized and unrealized
 gain (loss) on investments
 and forward commitments                    1.921         1.000        (.148)
                                       ----------    ----------   ----------
Total from investment operations            2.744         1.734         .476
                                       ----------    ----------   ----------
Less distributions:
Dividends from net investment income        (.835)        (.728)       (.747)
Distribution from net realized gains        (.357)        (.225)       (.408)
Distribution in excess of net realized
 gains                                         --            --           --
                                       ----------    ----------   ----------
Total distributions                        (1.192)        (.953)      (1.155)
                                       ----------    ----------   ----------
Net asset value:
 End of year                           $   15.428    $   13.876   $   13.095
                                       ==========    ==========   ==========
Total return                                19.96%        13.40%        3.12%
Net assets (in millions):
 End of year                           $   524.29    $   401.22   $   346.12
Ratio of expenses to average
 net assets                                   .45%          .46%         .48%
Ratio of net investment income to
 average net assets                          5.57%         5.29%        4.77%
Portfolio turnover rate                     22.39%        25.70%       36.56%

Total return information shown in the Financial Highlights tables does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.

                      See Notes to Financial Statements.

MML Equity Fund

SCHEDULE OF INVESTMENTS
December 31, 1996


                                                 Number        Market
                                                   of           Value
                                                 Shares       (Note 2A)
                                             ----------    ------------
EQUITIES - 96.36%

Aerospace & Defense - 1.76%
 Boeing Company.......................          162,500    $ 17,285,938
 Raytheon Company.....................            7,400         356,125
 TRW, Inc.............................          250,400      12,394,800
                                             ----------    ------------
                                                420,300      30,036,863
                                             ----------    ------------

Agribusiness - .97%
 Pioneer Hi-Bred International, Inc...          235,000      16,450,000
                                             ----------    ------------

Apparel, Textiles, Shoes - .91%
 VF Corporation.......................          230,000      15,525,000
                                             ----------    ------------

Automotive & Parts - 5.12%
 Ford Motor Company...................          875,000      27,890,625
 Genuine Parts Company................          573,500      25,520,750
 Goodyear Tire & Rubber Company.......          656,000      33,702,000
                                             ----------    ------------
                                              2,104,500      87,113,375
                                             ----------    ------------
Banking, Savings & Loans - 6.15%
 The Bank of New York Company,
  Incorporated........................          870,000      29,362,500
 Comerica, Incorporated...............          223,500      11,705,812
 CoreStates Financial Corporation.....          585,500      30,372,813
 Norwest Corporation..................          391,000      17,008,500
 Wachovia Corporation.................          288,200      16,283,300
                                             ----------    ------------
                                              2,358,200     104,732,925
                                             ----------    ------------
Beverages - 1.65%
 Brown-Forman Corporation (Class B)...          337,300      15,431,475
 Pepsico, Incorporated................          430,000      12,577,500
                                             ----------    ------------
                                                767,300      28,008,975
                                             ----------    ------------

Chemicals - 4.48%
 E.I. du Pont de Nemours and Company..          166,500      15,713,437
 The Lubrizol Corporation.............          565,000      17,515,000
 Nalco Chemical Company...............          445,000      16,075,625
 Rohm & Haas..........................          330,000      26,936,250
                                             ----------    ------------
                                              1,506,500      76,240,312
                                             ----------    ------------

Communications - 3.00%
 AT&T Corporation.....................          511,000      22,228,500
 GTE Corporation......................          635,000      28,892,500
                                             ----------    ------------
                                              1,146,000      51,121,000
                                             ----------    ------------

Computers & Office Equipment - 7.47%
 Hewlett-Packard Company                        640,000      32,160,000
 International Business Machines Corporation    245,000      36,995,000
 Pitney Bowes, Inc....................          552,000      30,084,000
 Xerox Corporation....................          530,000      27,891,250
                                             ----------    ------------
                                              1,967,000     127,130,250
                                             ----------    ------------
Containers - 1.05%
 Temple-Inland, Inc...................          330,000      17,861,250
                                             ----------    ------------

Cosmetics & Personal Care - 2.02%
 Kimberly-Clark Corporation...........          360,000      34,290,000
                                             ----------    ------------

Electric Utilities - 1.57%
 NIPSCO Industries, Inc...............          208,000       8,242,000
 SCANA Corporation....................          394,000      10,539,500
 Teco Energy Inc......................          331,400       7,995,025
                                             ----------    ------------
                                                933,400      26,776,525
                                             ----------    ------------

Electrical Equipment & Electronics - 7.05%
 AMP, Incorporated....................          900,000      34,537,500
 General Electric Company.............          488,500      48,300,437
 Honeywell Inc........................          232,500      15,286,875
 Hubbell, Incorporated (Class B)......          504,144      21,804,228
                                             ----------    ------------
                                              2,125,144     119,929,040
                                             ----------    ------------

Energy - 9.28%
 Amoco Corporation....................          387,500      31,193,750
 Atlantic Richfield Company...........          107,300      14,217,250
 Chevron Corporation..................          378,000      24,570,000
 Kerr-McGee Corporation...............          226,000      16,272,000
 Mobil Corporation....................          180,000      22,005,000
 Occidental Petroleum Corp............          754,600      17,638,775
 Union Pacific Resources Group........          492,500      14,405,625
 Unocal Corporation ..................          432,100      17,554,063
                                             ----------    ------------
                                              2,958,000     157,856,463
                                             ----------    ------------

Financial Services - 1.33%
 American Express Company.............          400,000      22,600,000
                                             ----------    ------------

Foods - 2.70%
 ConAgra, Inc.........................          470,500      23,407,375
 CPC International, Inc...............          291,500      22,591,250
                                             ----------    ------------
                                                762,000      45,998,625
                                             ----------    ------------

Forest Products & Paper - 2.59%
 Westvaco Corporation.................          680,055      19,551,581
 Weyerhaeuser Company.................          519,500      24,611,313
                                             ----------    ------------
                                              1,199,555      44,162,894
                                             ----------    ------------

Hardware & Tools - 1.00%
 The Stanley Works....................          631,000      17,037,000
                                             ----------    ------------

Healthcare - 9.37%
 Becton, Dickinson and Company........          536,000      23,249,000
 Bristol-Myers Squibb Company.........          520,000      56,550,000
 Pfizer, Incorporated.................          400,000      33,150,000
 Pharmacia & Upjohn Inc...............          605,000      23,973,125
 Schering-Plough Corp.................          347,500      22,500,625
                                             ----------    ------------
                                              2,408,500     159,422,750
                                             ----------    ------------

Industrial Distribution - 1.16%
 W. W. Grainger, Inc..................          246,000      19,741,500
                                             ----------    ------------

Industrial Transportation - 1.26%
 Norfolk Southern Corporation.........          246,000      21,525,000
                                             ----------    ------------

Insurance - 6.95%
 Allstate Corporation.................          192,682      11,151,471
 Jefferson-Pilot Corporation..........          207,000      11,721,375
 Marsh & McLennan Companies, Inc......          280,500      29,172,000
 MBIA, Inc............................          268,000      27,135,000
 SAFECO Corporation...................          782,500      30,860,235
 Unitrin, Inc.........................          148,000       8,251,000
                                             ----------    ------------
                                              1,878,682     118,291,081
                                             ----------    ------------

Machinery & Components - 1.61%
 Dover Corporation....................          325,000      16,331,250
 Parker-Hannifin Corporation..........          284,650      11,030,187
                                             ----------    ------------
                                                609,650      27,361,437
                                             ----------    ------------

MML Equity Fund

December 31, 1996


                                                        Number        Market
                                                          of           Value
                                                        Shares       (Note 2A)
                                                        ------       ---------
EQUITIES (Continued)

Miscellaneous - 2.42%
 Harsco Corporation..............................       169,500    $ 11,610,750
 Minnesota Mining &
   Manufacturing Company.........................       356,000      29,503,500
                                                 --------------  --------------
                                                        525,500      41,114,250
                                                 --------------  --------------
Photography - 1.27%
 Eastman Kodak Company...........................       268,800      21,571,200
                                                 --------------  --------------
Publishing & Printing - 2.27%
 McGraw-Hill Companies, Inc......................       500,000      23,062,500
 R. R. Donnelley & Sons Company..................       497,000      15,593,375
                                                 --------------  --------------
                                                        997,000      38,655,875
                                                 --------------  --------------

Retail - 1.66%
 The May Department Stores Company...............       363,000      16,970,250
 Sears Roebuck and Company.......................       246,000      11,346,750
                                                 --------------  --------------
                                                        609,000      28,317,000
                                                 --------------  --------------

Retail - Grocery - 2.17%
 Albertson's, Inc................................       847,000      30,174,375
 American Stores Company.........................       164,800       6,736,200
                                                 --------------  --------------
                                                      1,011,800      36,910,575
                                                 --------------  --------------

Telephone Utilities - 3.24%
 Ameritech Corporation...........................       347,000      21,036,875
 Frontier Corporation............................       884,600      20,014,075
 Southern New England
   Telecommunications Corporation................       362,000      14,072,750
                                                 --------------  --------------
                                                      1,593,600      55,123,700
                                                 --------------  --------------

Tobacco - 2.88%
 American Brands, Inc............................       463,000      22,976,375
 UST, Inc........................................       806,000      26,094,250
                                                 --------------  --------------
                                                      1,269,000      49,070,625
                                                 --------------  --------------

Total Equities
 (Cost $1,065,014,489)...........................                 1,639,975,490
                                                                  -------------

                                                      Principal
                                                       Amount
                                                      ---------
SHORT-TERM INVESTMENTS - 8.09%

Commercial Paper
  AIG Funding, Inc.
   5.280%     2/28/97............................  $  5,399,000    $  5,349,463
  AIG Funding, Inc.
   5.850%     1/6/97.............................     8,000,000       7,993,500
  Corestates Bank
   5.270%     4/28/97............................     2,000,000       1,963,289
  E.I. du Pont de Nemours and Company
   5.250%     5/9/97.............................     9,000,000       8,819,400
  E.I. du Pont de Nemours and Company
   5.250%     5/19/97............................     5,000,000       4,891,889
  First Union Bank, North Carolina
   5.280%     3/28/97............................     4,000,000       3,945,867
  First Union Bank, North Carolina
   5.270%     4/23/97............................     3,000,000       2,947,267
  Ford Motor Credit Company
   5.290%     3/10/97............................    14,000,000      13,849,733

                                                                        Market
                                                      Principal         Value
                                                       Amount         (Note 2A)
                                                      ---------       ---------
SHORT-TERM INVESTMENTS (Continued)

Commercial Paper (Continued)
  H J Heinz Company
   5.330%     1/21/97............................  $  3,000,000    $  2,991,117
  H J Heinz Company
   5.400%     1/21/97............................    11,000,000      10,967,000
  Minnesota Mining & Manufacturing Company
   5.290%     1/28/97............................    11,359,000      11,313,933
  J P Morgan
   5.280%     2/3/97.............................    14,000,000      13,932,240
  Shell Oil Company
   6.500%     1/2/97.............................    10,325,000      10,323,136
  Sonoco Products Company
   5.320%     2/4/97.............................     8,000,000       7,957,740
  Sonoco Products Company
   5.370%     1/21/97............................     4,183,000       4,170,521
  Transamerica Finance Corp.
   5.270%     3/14/97............................     4,297,000       4,248,205
  Walt Disney Company
   5.320%     1/24/97............................    10,000,000       9,966,011
  Weyerhaeuser Company
   5.300%     2/12/97............................     3,000,000       2,980,097
  Weyerhaeuser Company
   5.300%     2/10/97............................     9,200,000       9,142,825
                                                 --------------  --------------
Total Short-Term Investments
    (Cost $137,806,906)..........................$  138,763,000     137,753,233
                                                 ==============  --------------

Total Investments -
 (Cost $1,202,821,395) (a)          104.45%                      $1,777,728,723
                                    =======                      ==============
(a) Federal Income Tax Information: At
    December 31, 1996 the net unrealized
    appreciation on investments based on cost
    of $1,202,833,207 for federal income tax
    purposes is as follows:

    Aggregate gross unrealized appreciation for
    all investments in which there is an excess
    of market value over tax cost......................          $  576,523,219

    Aggregate gross unrealized depreciation for
    all investments in which there is an excess
    of tax cost over market value......................              (1,627,703)
                                                                  -------------
    Net unrealized appreciation........................           $ 574,895,516
                                                                  =============

                      See Notes to Financial Statements.

MML Money Market Fund

SCHEDULE OF INVESTMENTS
December 31, 1996


                                                               Market
                                                Principal       Value
                                                 Amount       (Note 2A)
                                                ---------    -----------
SHORT-TERM INVESTMENTS - 100.53%

Commercial Paper - 97.28%
  American Brands, Inc.
   5.560%     1/17/97...................   $    3,745,000    $   3,735,745
  Anheuser-Busch Companies, Inc.
   5.220%     1/9/97....................        4,580,000        4,574,687
  Aristar, Inc.
   5.410%     2/7/97....................        1,590,000        1,581,159
  Aristar, Inc.
   5.410%     2/7/97....................        1,060,000        1,054,106
  Atlantic Richfield Corp.
   5.240%     2/3/97....................        4,295,000        4,274,370
  Baltimore Gas & Electric Company
   6.100%     1/3/97....................        3,210,000        3,208,912
  Bay State Gas Company
   5.400%     1/16/97...................          595,000          593,661
  Bay State Gas Company
   5.380%     1/30/97...................          870,000          866,230
  Becton, Dickinson and Company
   5.350%     6/19/97...................        3,280,000        3,197,622
  Bellsouth Telecommunications, Inc.
   5.270%     2/27/97...................        2,300,000        2,280,808
  Bellsouth Telecommunications, Inc.
   5.270%     3/21/97...................        1,840,000        1,818,721
  Carolina Power & Light Company
   5.310%     2/14/97...................        1,535,000        1,525,038
  Carolina Power & Light Company
   5.300%     2/25/97...................        3,650,000        3,620,445
  Caterpillar Financial Services Corp.
   5.530%     1/13/97...................        2,465,000        2,460,456
  Caterpillar Financial Services Corp.
   5.280%     1/28/97...................        2,925,000        2,913,417
  CIT Group Holdings Inc.
   5.290%     1/27/97...................        3,540,000        3,526,475
  Coca Cola Company
   5.180%     1/21/97...................        2,300,000        2,293,381
  Coca Cola Company
   5.260%     2/21/97...................        3,375,000        3,349,851
  Dean Witter, Discover & Company
   5.380%     1/10/97...................        2,715,000        2,711,348
  Dean Witter, Discover & Company
   5.380%     1/31/97...................        2,585,000        2,573,410
  Dean Witter, Discover & Company
   6.000%     1/3/97....................          275,000          274,908
  E.I. du Pont de Nemours and Company
   5.420%     1/14/97...................        3,700,000        3,692,759
  General Electric Capital Corp.
   5.320%     1/22/97...................        3,065,000        3,055,488
  General Electric Company
   5.260%     3/25/97...................        1,985,000        1,960,927
  General Motors Acceptance Corporation
   5.500%     1/21/97...................        1,390,000        1,385,753
  General Motors Acceptance Corporation
   5.300%     5/23/97...................        3,055,000        2,991,134
  Georgia Power Company
   5.450%     2/5/97....................        5,200,000        5,172,447
  Goldman Sachs & Company
   5.330%     2/21/97...................        1,290,000        1,280,259
  Goldman Sachs & Company
   5.260%     6/20/97...................        2,235,000        2,179,485
  GTE California
   5.540%     1/29/97...................        2,010,000        2,001,339
  H J Heinz Company
   5.320%     6/18/97...................        4,300,000        4,193,245
  IBM Credit Corporation
   5.360%     4/16/97...................        2,520,000        2,480,604
  Minnesota Mining & Manufacturing Company
   5.270%     2/26/97...................        4,320,000        4,284,586
  Monsanto Company
   5.300%     1/16/97...................        2,000,000        1,995,583
  Motorola Incorporated
   5.250%     4/7/97....................        2,140,000        2,110,040
  Motorola Incorporated
   5.500%     1/23/97...................        3,650,000        3,637,732
  Nestle Capital Corporation
   5.220%     2/4/97....................        3,185,000        3,169,298
  Nestle Capital Corporation
   5.250%     1/24/97...................        1,675,000        1,669,382
  Northern Illinois Gas Company
   5.310%     2/12/97...................        2,380,000        2,365,256
  Northern Indiana Public Service
   5.340%     1/30/97...................        4,700,000        4,679,782
  Northern States Power Company
   5.300%     1/8/97....................        3,400,000        3,396,496
  Pacific Gas & Electric Company
   5.520%     2/10/97...................        4,770,000        4,740,744
  Pioneer Hi-Bred International, Inc.
   5.320%     1/7/97....................        3,000,000        2,997,340
  Pitney Bowes Credit Corporation
   5.330%     2/18/97...................        4,190,000        4,160,223
  PPG Industries Inc.
   5.280%     2/24/97...................        3,950,000        3,918,716
  Walt Disney Company
   5.280%     3/14/97...................        4,000,000        3,957,760
  Walt Disney Company
   5.260%     2/28/97...................        1,230,000        1,219,577
  Weyerhaeuser Company
   5.300%     2/6/97....................        4,585,000        4,560,699
  Wisconsin Gas Company
   5.300%     2/20/97...................        3,440,000        3,414,678
  Wisconsin Gas Company
   5.350%     2/28/97...................        2,185,000        2,166,167
                                            -------------    -------------
  Total Commercial Paper
   (Cost $141,272,249)..................      142,280,000      141,272,249
                                            -------------    -------------
U.S. Government Agency Obligations - 3.25%
  Federal National Mortgage Association
   5.270%     2/11/97...................        4,750,000        4,721,491
                                            -------------    -------------
  Total U.S. Government Agency Obligations
   (Cost $4,721,491)                            4,750,000        4,721,491
                                            -------------    -------------
Total Short-Term Investments
 (Cost $145,993,740)(a)                     $ 147,030,000      145,993,740
                                            =============    -------------
Total Investments -
 (Cost $145,993,740)(a)             100.53%                  $ 145,993,740
                                   ========                  =============

(a) Federal Income Tax Information: The aggregate cost for investments for the MML Money Market Fund as of December 31, 1996 is the same for financial reporting and federal income tax purposes.
    December 31, 1996 seven-day average yield for the portfolio: 4.95%

                      See Notes to Financial Statements.

MML Managed Bond Fund
SCHEDULE OF INVESTMENTS
December 31, 1996

                                                               Market
                                                Principal       Value
                                                 Amount       (Note 2A)
                                                ---------    -----------
BONDS AND NOTES - 99.69%

Asset Backed Securities - 10.84%
Auto Receivables
  Capita Equipment Receivables Trust 1996-1,
   Class A4
   6.280%     6/15/00...................     $  2,000,000     $  2,003,120
  Chase Manhattan Auto Grantor Trust 1996-B,
   Class A
   6.280%     6/15/00...................        4,572,638        4,604,053
  Daimler-Benz Auto Grantor Trust 1995-A,
   Class A
   5.850%     5/15/02...................        1,670,193        1,669,141
  Daimler-Benz Vehicle Trust 1994-A
   5.950%     12/15/00..................          220,873          221,079
  Ford Credit 1994-B Grantor Trust
   7.300%     10/15/99..................          536,247          542,280
  Jet Equipment Trust 1995-A
   8.235%     5/1/15....................        1,943,350        2,086,070
  Keystone Auto Grantor Trust 1996-B,
   Class A 144A
   6.150%     4/15/03...................        1,400,795        1,399,675
  Nissan Auto Receivables 1994-A Grantor Trust,
   Class A
   6.450%     9/15/99...................          752,300          754,181
  Railcar Trust No. 1992-1
   7.750%     6/1/04....................        1,595,220        1,667,005
  World Omni 1995-A Automobile Lease
   Securitization Trust, Class A
   6.050%     11/25/01..................        2,838,939        2,842,487
  World Omni 1996-A Automobile Lease
   Securitization Trust, Class A1
   6.300%     6/25/02...................        1,900,000        1,906,517
                                             ------------     ------------
Total Asset Backed Securities
 (Cost $19,639,638).....................       19,430,555      19,695,608
                                             ------------     ------------


Corporate Debt - 54.80%
  AirTouch Communications, Inc.
   7.500%     7/15/06...................        1,500,000        1,539,720
  American West Airlines 1996-1, Class A
   6.850%     7/2/09....................        1,750,000        1,715,000
  American Airlines, Inc.
   9.780%     11/26/11..................        2,000,000        2,277,500
  AMR Corporation
   9.000%     8/1/12....................        1,000,000        1,131,940
  Analog Devices, Inc.
   6.625%     3/1/00....................        1,000,000          987,300
  Associates Corporation of North America
   6.750%     8/1/01....................        1,000,000        1,003,670
  Associates Corporation of North America
   7.875%     9/30/01...................        2,000,000        2,097,700
  Atlantic Richfield Company
   7.770%     2/13/02...................        3,000,000        3,134,400
  Bell Atlantic Financial Services, Inc.
   6.610%     2/4/00....................        2,000,000        2,012,420
  BHP Finance (USA) Limited
   6.420%     3/1/26....................        2,000,000        1,979,820
  Champion International Corporation
   6.400%     2/15/26...................        1,500,000        1,432,035
  Charles Schwab Corporation
   6.250%     1/23/03...................        2,000,000        1,927,500
  CITGO Petroleum Corporation
   7.875%     5/15/06...................          750,000          764,700
  Columbia Gas System, Inc.
   6.610%     11/28/02..................        2,000,000        1,984,500
  Commercial Credit Company
   7.750%     3/1/05....................        3,000,000        3,133,380
  Continental Airlines, Inc. Series 1996-B
   7.820%     10/15/13..................        1,500,000        1,550,550
  Continental Airlines, Inc. Series 1996-2B
   8.560%     7/2/14....................          999,795        1,088,526
  Corning Glass Works
   8.875%     3/15/16...................          500,000          564,120
  CSC Enterprises 144A
   6.500%     11/15/01..................        2,000,000        1,992,380
  Dow Capital
   7.125%     1/15/03...................        4,000,000        4,033,880
  English China Clays Delaware Inc.
   7.375%     10/1/02...................        1,000,000        1,027,760
  Equifax, Inc.
   6.500%     6/15/03...................        1,250,000        1,216,575
  ERAC USA Finance Company 144A
   6.950%     1/15/06...................        1,500,000        1,475,625
  FBG Finance Ltd. 144A
   7.875%     6/1/16....................        1,250,000        1,270,763
  Fletcher Challenge Ltd.
   7.750%     6/20/06...................        1,500,000        1,555,575
  Foster Wheeler Corporation
   6.750%     11/15/05..................        2,000,000        1,932,440
  General American Transportation Corporation
   6.750%     3/1/06....................        2,000,000        1,943,800
  General Electric Capital Corporation
   8.750%     5/21/07...................        1,000,000        1,133,580
  General Motors Acceptance Corporation
   6.300%     9/10/97...................        2,500,000        2,508,800
  Hercules Incorporated
   6.625%     6/1/03....................        2,000,000        1,979,860
  IMCERA Group, Inc.
   6.000%     10/15/03..................        2,000,000        1,915,400
  Leucadia National Corporation
   7.750%     8/15/13...................        2,000,000        1,977,140
  Lockheed Martin Corporation
   5.650%     4/1/97....................        2,000,000        1,999,460
  Lockheed Martin Corporation
   7.700%     6/15/08...................        1,500,000        1,569,345
  McDonnell Douglas Corporation
   9.250%     4/1/02....................        1,400,000        1,563,660
  McDonnell Douglas Corporation
   6.875%     11/1/06...................        1,000,000          981,260
  Newmont Mining Corporation
   8.625%     4/1/02....................        2,000,000        2,111,380
  News America Holdings Incorporated
   9.250%     2/1/13....................        2,000,000        2,240,580
  Norfolk Southern Corporation
   7.220%     9/15/06...................        1,500,000        1,528,290
  Norfolk Southern Corporation
   7.400%     9/15/06...................        1,000,000        1,015,570
  Pearson Inc. 144A
   7.375%     9/15/06...................        1,500,000        1,506,450
  Penske Truck Leasing Co., L.P.
   7.750%     5/15/99...................        1,250,000        1,290,175
  Polaroid Corporation
   7.250%     1/15/97...................        1,000,000        1,000,220
  Polaroid Corporation
   8.000%     3/15/99...................        1,000,000        1,026,420

MML Managed Bond Fund

December 31, 1996

                                                               Market
                                                Principal       Value
                                                 Amount       (Note 2A)
                                                ---------    -----------
BONDS AND NOTES (Continued)

Corporate Debt (Continued)
  Ralston Purina Company
   7.750%     10/1/15...................   $    3,000,000    $   3,076,380
  Rite Aid Corporation
   6.700%     12/15/01..................        1,000,000          998,090
  Rolls-Royce Capital Inc.
   7.125%     7/29/03...................        1,500,000        1,502,235
  Scholastic Corporation
   7.000%     12/15/03..................        2,000,000        1,996,140
  Textron Inc.
   9.550%     3/19/01...................        1,000,000        1,108,750
  Thomas & Betts Corporation
   8.250%     1/15/04...................        1,500,000        1,558,695
  Time Warner, Inc.
   7.750%     6/15/05...................        3,000,000        3,017,790
  United Air Lines, Inc.
   10.110%    2/19/06...................          469,855          520,195
  US Air, Inc.
   7.500%     10/15/09..................          974,038          983,778
  US West Capital Funding Corporation
   8.375%     10/18/99..................        3,000,000        3,150,300
  Union Oil of California
   8.750%     8/15/01...................        1,500,000        1,619,970
  Valassis Communications, Inc.
   9.550%     12/1/03...................        2,000,000        2,081,280
  Westinghouse Electric Corporation
   8.375%     6/15/02...................          500,000          509,835
  W.R. Grace & Co.
   7.750%     10/1/02...................        2,100,000        2,190,132
  W.R. Grace & Co.
   8.000%     8/15/04...................        1,000,000        1,058,720
                                           --------------    -------------
  Total Corporate Debt
   (Cost $99,093,971)...................       97,193,688       99,493,459
                                           --------------    -------------

U.S. Government Agency Obligations - 23.62%

Federal Home Loan Mortgage
 Corporation (FHLMC) - 3.43%

Collateralized Mortgage Obligations - 3.32%
  FHLMC Series 1322
  Class G
   7.500%     2/15/07...................        2,000,000        2,048,120
  FHLMC Series 1460 Class H
   7.000%     5/15/07...................        2,000,000        2,020,000
  FHLMC Series 1080 Class D
   7.000%     7/15/20...................        1,933,546        1,955,898
                                           --------------    -------------
                                                5,933,546        6,024,018
Pass-Through Securities - .11%
  FHLMC
   9.000%     3/1/17....................          182,705          194,409
                                           --------------    -------------
                                                6,116,251        6,218,427
                                           --------------    -------------
Federal National Mortgage
 Association (FNMA) - 7.73%

Collateralized Mortgage Obligations - 7.32%
  FNMA Series 1993-175 Class PL
   5.000%     10/25/02..................        1,390,908        1,381,770
  FNMA Series 1993-191 Class PD
   5.400%     3/25/04...................        1,500,000        1,487,340
  FNMA Series 1993-221 Class D
   6.000%     12/25/08..................        1,000,000          956,250
  FNMA Series 1993-134 Class GA
   6.500%     2/25/07...................        2,000,000        1,985,620
  FNMA Series 1996-54 Class C
   6.000%     9/25/08...................        4,000,000        3,840,000
  FNMA Series 1993-186 Class G
   6.250%     3/25/08...................        3,700,000        3,637,544
                                           --------------    -------------
                                               13,590,908       13,288,524
Pass-Through Securities - .41%
   FNMA
   9.000%     5/1/09....................          697,896          741,075
                                           --------------    -------------
                                               14,288,804       14,029,599
                                           --------------    -------------
Government National Mortgage
 Association (GNMA) - 10.27%

Collateralized Mortgage Obligations - .47%
  JHM Acceptance Corporation, Series E,.Class 5
   8.960%     4/1/19....................          816,874          859,245
                                           --------------    -------------
Pass-Through Securities - 9.80%
  GNMA
   8.000%     12/15/03 - 4/15/08........        6,620,004        6,841,309
  GNMA
   7.500%     3/15/17 - 7/15/17.........        4,610,426        4,640,071
  GNMA - ARMS
   6.000%     7/20/25 - 12/20/25........        6,180,532        6,316,677
                                           --------------    -------------
                                               17,410,962       17,798,057
                                           --------------    -------------
                                               18,227,836       18,657,302
                                           --------------    -------------

U.S. Government Guaranteed Notes - 2.19%
  1994-A Atlanta, GA
   5.780%     8/1/98....................          130,000          129,433
  1994-A Baxter Springs, KS
   5.780%     8/1/98....................          700,000          696,948
  1994-A Boston, MA
   5.780%     8/1/98....................          745,000          741,752
  1994-A Detroit, MI
   5.780%     8/1/98....................          385,000          383,321
  1994-A Egg Harbor, NJ
   5.780%     8/1/98....................          260,000          258,866
  1994-A Kansas City, MO
   5.780%     8/1/98....................          550,000          547,602
  1994-A Mayaguez, PR
   5.780%     8/1/98....................          295,000          293,714
  1994-A Rochester, NY
   5.780%     8/1/98....................          300,000          298,692
  1994-A Sacramento, CA
   5.780%     8/1/98....................           55,000           54,760
  1994-A Saginaw, MI
   5.780%     8/1/98....................          315,000          313,627
  1994-A Youngstown, OH
   5.780%     8/1/98....................          265,000          263,845
                                           --------------    -------------
                                                4,000,000        3,982,560
                                           --------------    -------------
  Total U.S. Government Agency Obligations
   (Cost $42,228,622)...................       42,632,891       42,887,888
                                           --------------    -------------

MML Managed Bond Fund

December 31, 1996

                                                               Market
                                                Principal       Value
                                                 Amount       (Note 2A)
                                                ---------    -----------
BONDS AND NOTES (Continued)

U.S. Treasury Obligations - 10.43%

U.S. Treasury Bonds - 8.46%
  U.S. Treasury Bond
   7.250%     5/15/16....................  $   14,550,000    $  15,363,927
                                           --------------    -------------
U.S. Treasury Strips - 1.97%
  U.S. Treasury Strip - Principal Only
   0.000%     2/15/15....................      12,200,000        3,572,038
                                           --------------    -------------

Total U.S. Treasury Obligations
 (Cost $18,285,071)                            26,750,000       18,935,965
                                           --------------    -------------

Total Bonds and Notes
 (Cost $179,247,302)                       $  186,007,134      181,012,920
                                           ==============    -------------


SHORT-TERM INVESTMENTS - .76%

Commercial Paper
  Texas Utilities Electric Co.
   7.250%     1/2/97.....................  $    1,380,000     $  1,379,722
                                           --------------     ------------

Total Short-Term Investments
 (Cost $1,379,722)                         $    1,380,000        1,379,722
                                           ==============     ------------

Total Investments
 (Cost $180,627,024) (a)            100.45%                   $182,392,642
                                   ========                   ============

(a) Federal Income Tax Information: At
    December 31, 1996 the net unrealized
    depreciation on investments based on
    cost of $180,627,024 for federal income
    tax purposes is as follows:

    Aggregate gross unrealized appreciation for
    all investments and forward commitments in
    which there is an excess of market value over
    tax cost................................................  $  3,618,521

    Aggregate gross unrealized depreciation for
    all investments and forward commitments in
    which there is an excess of tax cost over
    market value............................................    (1,852,903)
                                                              ------------
     Net unrealized appreciation............................  $  1,765,618
                                                              ============

                      See Notes to Financial Statements.

MML Blend Fund

SCHEDULE OF INVESTMENTS
December 31, 1996

                                                 Number        Market
                                                   of           Value
                                                 Shares       (Note 2A)
                                                ---------    -----------
EQUITIES - 59.95%

Aerospace & Defense - 1.16%
 Boeing Company.........................          125,000    $ 13,296,875
 Raytheon Company.......................            5,300         255,062
 TRW, Inc...............................          218,600      10,820,700
                                           --------------    ------------
                                                  348,900      24,372,637
                                           --------------    ------------

Agribusiness - .67%
 Pioneer Hi-Bred International, Inc.....          200,000      14,000,000
                                           --------------    ------------
Apparel, Textiles, Shoes - .64%
 VF Corporation.........................          200,000      13,500,000
                                           --------------    ------------
Automotive & Parts - 2.92%
 Ford Motor Company.....................          465,600      14,841,000
 Genuine Parts Company..................          457,000      20,336,500
 Goodyear Tire & Rubber Company.........          505,000      25,944,375
                                           --------------    ------------
                                                1,427,600      61,121,875
                                           --------------    ------------
Banking, Savings & Loans - 3.81%
 The Bank of New York Company,
  Incorporated                                    750,000      25,312,500
 Comerica, Incorporated.................          180,000       9,427,500
 CoreStates Financial Corporation.......          374,800      19,442,750
 Norwest Corporation....................          252,000      10,962,000
 Wachovia Corporation...................          260,000      14,690,000
                                           --------------    ------------
                                                1,816,800      79,834,750
                                           --------------    ------------
Beverages - 1.17%
 Brown-Forman Corporation (Class B).....          300,000      13,725,000
 Pepsico, Incorporated..................          365,000      10,676,250
                                           --------------    ------------
                                                  665,000      24,401,250
                                           --------------    ------------

Chemicals - 2.54%
 E.I. du Pont de Nemours and Company....          146,000      13,778,750
 The Lubrizol Corporation...............          277,800       8,611,800
 Nalco Chemical Company.................          355,000      12,824,375
 Rohm & Haas............................          220,000      17,957,500
                                           --------------    ------------
                                                  998,800      53,172,425
                                           --------------    ------------
Communications - 1.33%
 AT&T Corporation.......................          380,000      16,530,000
 GTE Corporation........................          250,000      11,375,000
                                           --------------    ------------
                                                  630,000      27,905,000
                                           --------------    ------------
Computers & Office Equipment - 4.33%
 Hewlett-Packard Company................          536,000      26,934,000
 International Business Machines
  Corporation                                     151,000      22,801,000
 Pitney Bowes, Inc......................          371,000      20,219,500
 Xerox Corporation......................          396,000      20,839,500
                                           --------------    ------------
                                                1,454,000      90,794,000
                                           --------------    ------------
Containers - .37%
 Temple-Inland, Inc.....................          145,000       7,848,125
                                           --------------    ------------
Cosmetic & Personal Care - .96%
 Kimberly-Clark Corporation.............          211,000      20,097,750
                                           --------------    ------------

Electric Utilities - 1.05%
 NIPSCO Industries, Inc.................          178,000       7,053,250
 SCANA Corporation......................          326,000       8,720,500
 Teco Energy Inc........................          254,900       6,149,463
                                           --------------    ------------
                                                  758,900      21,923,213
                                           --------------    ------------

Electrical Equipment & Electronics - 4.51%
 AMP, Inc...............................          700,000      26,862,500
 General Electric Company...............          360,000      35,595,000
 Honeywell Inc..........................          203,000      13,347,250
 Hubbell, Incorporated (Class B)........          431,880      18,678,810
                                           --------------    ------------
                                                1,694,880      94,483,560
                                           --------------    ------------
Energy - 6.15%
 Amoco Corporation......................          332,000      26,726,000
 Atlantic Richfield Company.............           90,100      11,938,250
 Chevron Corporation....................          324,000      21,060,000
 Kerr-McGee Corporation.................          190,000      13,680,000
 Mobil Corporation......................          150,000      18,337,500
 Occidental Petroleum Corp..............          568,300      13,284,013
 Union Pacific Resources Group..........          389,400      11,389,950
 Unocal Corporation.....................          304,200      12,358,125
                                           --------------    ------------
                                                2,348,000     128,773,838
                                           --------------    ------------
Financial Services - .93%
 American Express Company...............          346,000      19,549,000
                                           --------------    ------------

Foods - 1.70%
 ConAgra, Inc...........................          270,100      13,437,475
 CPC International, Inc.................          285,000      22,087,500
                                           --------------    ------------
                                                  555,100      35,524,975
                                           --------------    ------------

Forest Products & Paper - 1.56%
 Westvaco Corporation...................          450,012      12,937,845
 Weyerhaeuser Company...................          415,000      19,660,625
                                           --------------    ------------
                                                  865,012      32,598,470
                                           --------------    ------------
Hardware & Tools - .69%
 The Stanley Works......................          536,000      14,472,000
                                           --------------    ------------

Healthcare - 6.00%
 Becton, Dickinson and Company..........          468,000      20,299,500
 Bristol-Myers Squibb Company...........          400,000      43,500,000
 Pfizer, Incorporated...................          322,000      26,685,750
 Pharmacia & Upjohn Inc.................          380,000      15,057,500
 Schering-Plough Corp...................          310,000      20,072,500
                                           --------------    ------------
                                                1,880,000     125,615,250
                                           --------------    ------------

Industrial Distribution - .80%
 W. W. Grainger, Inc....................          208,000      16,692,000
                                           --------------    ------------

Industrial Transportation - .88%
 Norfolk Southern Corporation...........          210,000      18,375,000
                                           --------------    ------------

Insurance - 4.84%
 Allstate Corporation...................          165,501       9,578,370
 Jefferson-Pilot Corporation............          183,000      10,362,375
 Marsh & McLennan Companies, Inc........          240,000      24,960,000
 MBIA, Inc..............................          225,500      22,831,875
 SAFECO Corporation.....................          668,000      26,344,584
 Unitrin, Inc...........................          129,500       7,219,625
                                           --------------    ------------
                                                1,611,501     101,296,829
                                           --------------    ------------
Machinery & Components - 1.07%
 Dover Corporation......................          286,000      14,371,500
 Parker-Hannifin Corporation............          208,750       8,089,063
                                           --------------    ------------
                                                  494,750      22,460,563
                                           --------------    ------------

MML Blend Fund

December 31, 1996

                                                 Number        Market
                                                   of           Value
                                                 Shares       (Note 2A)
                                                ---------    -----------
EQUITIES (Continued)

Miscellaneous - 1.72%
 Harsco Corporation........................       156,050    $ 10,689,425
 Minnesota Mining &
 Manufacturing Company.....................       305,000      25,276,875
                                            -------------   -------------
                                                  461,050      35,966,300
                                            -------------   -------------
Photography - .83%
 Eastman Kodak Company.....................       217,300      17,438,325
                                            -------------   -------------

Publishing & Printing - 1.37%
 McGraw-Hill Companies, Inc................       400,000      18,450,000
 R.R. Donnelley & Sons Company.............       326,500      10,243,937
                                            -------------   -------------
                                                  726,500      28,693,937
                                            -------------   -------------
Retail - 1.18%
 The May Department Stores Company.........       312,000      14,586,000
 Sears Roebuck and Company.................       220,000      10,147,500
                                            -------------   -------------
                                                  532,000      24,733,500
                                            -------------   -------------
Retail - Grocery - 1.17%
 Albertson's, Inc..........................       528,000      18,810,000
 American Stores Company...................       138,200       5,648,925
                                            -------------   -------------
                                                  666,200      24,458,925
                                            -------------   -------------
Telephone Utilities - 1.76%
 Ameritech Corporation.....................       198,000      12,003,750
 Frontier Corporation......................       596,800      13,502,600
 Southern New England
 Telecommunications Corporation............       291,000      11,312,625
                                            -------------   -------------
                                                1,085,800      36,818,975
                                            -------------   -------------
Tobacco - 1.84%
 American Brands, Inc......................       384,000      19,056,000
 UST, Inc..................................       599,000      19,392,625
                                            -------------   -------------
                                                  983,000      38,448,625
                                            -------------   -------------
Total Equities
 (Cost $729,315,396).......................                 1,255,371,097
                                                            -------------
                                                Principal
                                                 Amount
                                                ---------
BONDS AND NOTES - 19.62%

Asset Backed Securities - 1.53%
Auto Receivables
  Capita Equipment Receivables Trust 1996-1,
   Class A4
   6.280%     6/15/00...................... $   4,000,000       4,006,240
  Chase Manhattan Auto Grantor Trust 1996-B,
   Class A
   6.610%     9/15/02......................     4,572,638       4,604,053
  Daimler-Benz Auto Grantor Trust 1995-A,
   Class A
   5.850%     5/15/02......................     1,391,828       1,390,951
  Daimler-Benz Vehicle Trust 1994-A
   5.950%     12/15/00.....................       441,747         442,157
  Ford Credit Auto Loan Master Trust,
   Series 1992-1
   6.875%     1/15/99......................     1,500,000       1,500,465
  Ford Credit Auto Owner Trust 1996-B,
   Class A-4
   6.300%     1/15/01......................     6,000,000       6,023,940
  Ford Credit 1994-B Grantor Trust
   7.300%     10/15/99.....................       714,996         723,040
Auto Receivables (Continued)
  Keystone Auto Grantor Trust 1996-B,
   Class A 144A
   6.150%     4/15/03...................... $   2,334,659    $   2,332,791
  Nissan Auto Receivables 1994-A Grantor
   Trust, Class A
   6.450%     9/15/99......................     2,031,209        2,036,287
  Railcar Trust No. 1992-1
   7.750%     6/1/04.......................     1,443,674        1,508,639
  World Omni 1995-A Automobile Lease
   Securitization Trust, Class A
   6.050%     11/25/01.....................     3,312,095        3,316,235
  World Omni 1996-A Automobile Lease
   Securitization Trust, Class A1
   6.300%     6/25/02......................     4,200,000        4,214,406
                                            -------------    -------------
  Total Asset Backed Securities
   (Cost $32,097,133)......................    31,942,846       32,099,204
                                            -------------    -------------

Corporate Debt - 7.16%
  AirTouch Communications, Inc.
   7.500%     7/15/06......................     4,000,000        4,105,920
  America West Airlines 1996-1, Class A
   6.850%     7/2/09.......................     4,250,000        4,165,000
  American Airlines, Inc.
   9.780%     11/26/11.....................     5,000,000        5,693,750
  American General Finance Corporation
   7.750%     1/15/97......................     2,000,000        2,000,820
  AMR Corporation
   9.000%     8/1/12.......................     2,000,000        2,263,880
  Analog Devices, Inc.
   6.625%     3/1/00.......................     1,500,000        1,480,950
  Associates Corporation of North America
   6.750%     8/1/01.......................     4,000,000        4,014,680
  Bell Atlantic Financial Services, Inc.
   6.610%     2/4/00.......................     1,000,000        1,006,210
  BHP Finance (USA) Limited
   6.420%     3/1/26.......................     4,500,000        4,454,595
  Cardinal Distribution, Inc.
   8.000%     3/1/97.......................     2,000,000        2,006,260
  Champion International Corporation
   6.400%     2/15/26......................     3,500,000        3,341,415
  Charles Schwab Corporation
   6.250%     1/23/03......................     2,500,000        2,409,375
  Chrysler Financial Corp.
   6.620%     4/29/97......................     2,000,000        2,006,060
  CITGO Petroleum Corporation
   7.875%     5/15/06......................     1,000,000        1,019,600
  Columbia Gas System, Inc.
   6.610%     11/28/02.....................     3,000,000        2,976,750
  Commercial Credit Company
   7.750%     3/1/05.......................     2,500,000        2,611,150
  Continental Airlines, Inc. Series 1996-B
   7.820%     10/15/13.....................     2,000,000        2,067,400
  Continental Airlines, Inc. Series 1996-2B
   8.560%     7/2/14.......................     1,749,640        1,904,921
  Corning Glass Works, Inc.
   8.875%     3/15/16......................       500,000          564,120
  CSC Enterprises 144A
   6.500%     11/15/01.....................     4,500,000        4,482,855
  Delta Air Lines, Inc.
   8.540%     1/2/07.......................     4,409,887        4,686,211
  English China Clays Delaware Inc.
   7.375%     10/1/02......................     1,000,000        1,027,760

MML Blend Fund

December 31, 1996

                                                               Market
                                                Principal       Value
                                                 Amount       (Note 2A)
                                                ---------    -----------
BONDS AND NOTES (Continued)

Corporate Debt (Continued)
  ERAC USA Finance Company 144A
   6.950%     1/15/06.................     $    1,500,000    $   1,475,625
  FBG Finance Ltd. 144A
   7.875%     6/1/16..................          4,000,000        4,066,440
  Fletcher Challenge Ltd.
   7.750%     6/20/06.................          2,000,000        2,074,100
  Ford Motor Credit Company
   8.450%     7/15/06.................          1,500,000        1,506,960
  Foster Wheeler Corporation
   6.750%     11/15/05................          2,000,000        1,932,440
  General American Transportation Corporation
   6.750%     3/1/06..................          3,000,000        2,915,700
  General Electric Capital Corporation
   8.750%     5/21/07.................          1,500,000        1,700,370
  General Motors Corporation
   9.125%     7/15/01.................          1,500,000        1,639,875
  Goldman Sachs Group, L.P. 144A
   6.200%     2/15/01.................          4,000,000        3,920,000
  GTE Corporation
   9.100%     6/1/03..................          1,000,000        1,115,490
  Leucadia National Corporation
   7.750%     8/15/13.................          3,000,000        2,965,710
  Lockheed Martin Corporation
   7.700%     6/15/08.................          4,000,000        4,184,920
  McDonnell Douglas Corporation
   9.250%     4/1/02..................          2,200,000        2,457,180
  McDonnell Douglas Corporation
   6.875%     11/1/06.................          3,000,000        2,943,780
  Newmont Mining Corporation
   8.625%     4/1/02..................          5,000,000        5,278,450
  News America Holdings Incorporated
   9.250%     2/1/13..................          4,000,000        4,481,160
  Norfolk Southern Corporation
   7.400%     9/15/06.................          2,000,000        2,031,140
  Norfolk Southern Corporation
   7.220%     9/15/06.................          4,000,000        4,075,440
  North Finance (Bermuda) Limited 144A
   7.000%     9/15/05.................          4,000,000        3,940,000
  Pearson Inc. 144A
   7.375%     9/15/06.................          3,000,000        3,012,900
  Polaroid Corporation
   7.250%     1/15/97.................          4,500,000        4,500,990
  Ralston Purina Company
   7.750%     10/1/15.................          2,000,000        2,050,920
  Rite Aid Corporation
   6.700%     12/15/01................          2,000,000        1,996,180
  Rolls-Royce Capital Inc.
   7.125%     7/29/03.................          2,000,000        2,002,980
  Scholastic Corporation
   7.000%     12/15/03................          4,000,000        3,992,280
  TCI Communications, Inc.
   7.550%     9/2/03..................          3,000,000        3,037,380
  Thomas & Betts Corporation
   8.250%     1/15/04.................          1,000,000        1,039,130
  Time Warner, Inc.
   7.750%     6/15/05.................          3,000,000        3,017,790
  The Toro Company
   11.000%    8/1/17..................          2,000,000        2,005,000
  US Air, Inc.
   7.500%     10/15/09................            974,038          983,778
  Valassis Communications, Inc.
   9.550%     12/1/03.................          2,000,000        2,081,280
  W.R. Grace & Co.
   8.000%     8/15/04.................          5,000,000        5,293,600
                                           --------------    -------------
  Total Corporate Debt
   (Cost $147,494,780)................        146,583,565      150,008,670
                                           --------------    -------------


U.S. Government Agency Obligations - 5.19%

Federal Home Loan Mortgage
 Corporation (FHLMC) - 1.21%

Collateralized Mortgage Obligations -.1.18%
  FHLMC Series 1322 Class G
   7.500%     2/15/07.................          5,000,000        5,120,300
  FHLMC Series 1460 Class H
   7.000%     5/15/07.................          1,789,000        1,806,890
  FHLMC Series 1080 Class D
   7.000%     7/15/20.................          4,833,866        4,889,745
  FHLMC Series 1490 Class PG
   6.300%     5/15/07.................          5,000,000        4,965,600
  FHLMC Series 1625 Class EA
   5.750%     3/15/07.................          5,000,000        4,909,350
  FHLMC Series 1625 Class D
   5.250%     7/15/04.................          3,100,000        3,067,047
                                           --------------    -------------
                                               24,722,866       24,758,932

Pass-Through Securities - .03%
  FHLMC
   9.000%     3/1/17..................            548,116          583,228
                                           --------------    -------------
                                               25,270,982       25,342,160
                                           --------------    -------------

Federal National Mortgage
 Association (FNMA) - 1.60%

Collateralized Mortgage Obligations -.1.01%
  FNMA Series 1993-134 Class GA
   6.500%     2/25/07.................          5,000,000        4,964,050
  FNMA Series 1993-71 Class PG
   6.250%     7/25/07.................          8,000,000        7,910,000
  FNMA Series 1993-175 Class PL
   5.000%     10/25/02................          2,872,226        2,853,355
  FNMA Series 1993-191 Class PD
   5.400%     3/25/04.................          1,500,000        1,487,340
  FNMA Series 1996-54 Class C
   6.000%     9/25/08.................          4,000,000        3,840,000
                                           --------------    -------------
                                               21,372,226       21,054,745

Pass-Through Securities - .59%
  FNMA
   6.000%     5/1/13..................          2,525,147        2,598,326
  FNMA
   6.500%     6/25/08.................          5,000,000        4,910,900
  FNMA
   6.250%     3/25/08.................          5,000,000        4,915,600
                                           --------------    -------------
                                               12,525,147       12,424,826
                                           --------------    -------------
                                               33,897,373       33,479,571
                                           --------------    -------------

MML Blend Fund

December 31, 1996

                                                 Number        Market
                                                   of           Value
                                                 Shares       (Note 2A)
                                                ---------    -----------
BONDS AND NOTES (Continued)

Government National Mortgage
 Association (GNMA) - 1.48%

Collateralized Mortgage Obligations - .08%
  JHM Acceptance Corporation, Series E,
   Class 5
   8.960%     4/1/19....................   $    1,633,748    $   1,718,491
                                           --------------    -------------
Pass-Through Securities - 1.40%
  GNMA
   7.500%     9/15/16 - 10/15/17........        4,185,629        4,212,542
  GNMA
   8.000%     1/15/04 - 5/15/08.........        7,451,353        7,700,451
  GNMA
   9.000%     8/15/08 - 9/15/09.........        2,173,628        2,315,588
  GNMA - ARMS
   6.000%     7/20/25 - 12/20/25........       14,744,023       15,067,825
                                           --------------    -------------
                                               28,554,633       29,296,406
                                           --------------    -------------
                                               30,188,381       31,014,897
                                           --------------    -------------

U.S. Government Guaranteed Notes - .90%
  1994-A Abilene, TX
   5.780%     8/1/98....................           70,000           69,695
  1994-A Bakersfield, CA
   5.780%     8/1/98....................          245,000          243,932
  1994-A Barberton, OH
   5.780%     8/1/98....................           75,000           74,673
  1994-A Buffalo, NY
   5.780%     8/1/98....................          375,000          373,365
  1991-A Caguas, PR
   8.740%     8/1/01....................          280,000          302,924
  1991-A Council Bluffs, IA
   8.740%     8/1/01....................          155,000          167,690
  1994-A Cumberland, MD
   5.780%     8/1/98....................           55,000           54,760
  1994-A Elizabeth, NJ
   5.780%     8/1/98....................           75,000           74,673
  1994-A Erie, PA
   5.780%     8/1/98....................           70,000           69,695
  1994-A Euclid, OH
   5.780%     8/1/98....................          105,000          104,542
  1994-A Fairfax County, VA
   5.780%     8/1/98....................          110,000          109,520
  1991-A Fairfax County, VA
   8.740%     8/1/01....................           85,000           91,959
  1991-A Fajardo, PR
   8.740%     8/1/01....................          210,000          227,193
  1994-A Fort Myers, FL
   5.780%     8/1/98....................          135,000          134,411
  1991-A Gasden, AL
   8.740%     8/1/01....................          100,000          108,187
  1994-A Lawrence, MA
   5.780%     8/1/98....................           40,000           39,826
  1991-A Lorain, OH
   8.740%     8/1/01....................           30,000           32,456
  1994-A Los Angeles County, CA
   5.780%     8/1/98....................          175,000          174,237
  1994-A Mayaguez, PR
   5.780%     8/1/98....................           65,000           64,717
  1991-A Mayaguez, PR
   8.740%     8/1/01....................          150,000          162,281
  1994-A Mobile, AL
   5.780%     8/1/98....................          205,000          204,106
  1994-A Montgomery County, PA
   5.780%     8/1/98....................          230,000          228,997
  1994-A New Orleans, LA
   5.780%     8/1/98....................          175,000          174,237
  1994-A Ocean Shores, WA
   5.780%     8/1/98....................          110,000          109,520
  1994-A Pasadena, CA
   5.780%     8/1/98....................          140,000          139,390
  1994-A Providence, RI
   5.780%     8/1/98....................           50,000           49,782
  1994-A Reading, PA
   5.780%     8/1/98....................           65,000           64,717
  1994-A Roanoke, VA
   5.780%     8/1/98....................          210,000          209,084
  1994-A Rochester, NY
   5.780%     8/1/98....................          165,000          164,281
  1991-A Rochester, NY
   8.650%     8/1/00....................        4,295,000        4,590,281
  1994-A Sacramento, CA
   5.780%     8/1/98....................          300,000          298,692
  1994-A Syracuse, NY
   5.780%     8/1/98....................           50,000           49,782
  1994-A Tacoma, WA
   5.780%     8/1/98....................          155,000          154,324
  1994-A Trenton, NJ
   5.780%     8/1/98....................          130,000          129,433
  1994-A Virginia Beach, VA
   5.780%     8/1/98....................          260,000          258,866
  1994-A Waterford Township, MI
   5.780%     8/1/98....................           55,000           54,760
  1994-A West Palm Beach, FL
   5.780%     8/1/98....................          105,000          104,542
  U.S. Department of Housing and Urban
   Development, Series 1995-A
   8.240%     8/1/02....................        8,475,000        9,195,545
                                           --------------    -------------
                                               17,780,000       18,861,075
                                           --------------    -------------

  Total U.S. Government Agency Obligations
   (Cost $105,983,665)..................      107,136,736      108,697,703
                                           --------------    -------------

U.S. Treasury Obligations - 5.74%

U.S. Treasury Bonds - 3.25%
  U.S. Treasury Bond
   7.250%     5/15/16...................       24,500,000       25,870,530
  U.S. Treasury Bond
   8.750%     5/15/17...................       34,500,000       42,095,520
                                           --------------    -------------
                                               59,000,000       67,966,050
                                           --------------    -------------

U.S. Treasury Notes - 1.90%
  U.S. Treasury Note
   6.125%     5/15/98...................       20,000,000       20,096,800
  U.S. Treasury Note
   6.375%     1/15/99...................       11,000,000       11,103,070
  U.S. Treasury Note
   6.375%     5/15/99...................        6,000,000        6,051,540
  U.S. Treasury Note
   7.250%     5/15/04...................        2,500,000        2,630,475
                                           --------------    -------------
                                               39,500,000       39,881,885
                                           --------------    -------------

MML Blend Fund

December 31, 1996

                                                               Market
                                                Principal       Value
                                                 Amount       (Note 2A)
                                                ---------    -----------
BONDS AND NOTES (Continued)
U.S. Treasury Strips - .59%
  U.S. Treasury Strip - Principal only
   0.000%     2/15/99..................    $    9,750,000    $   8,618,610
  U.S. Treasury Strip - Principal only
   0.000%     2/15/10..................         8,750,000        3,673,950
                                           --------------    -------------
                                               18,500,000       12,292,560
                                           --------------    -------------

  Total U.S. Treasury Obligations
   (Cost $119,765,128).................       117,000,000      120,140,495
                                           --------------    -------------

Total Bonds and Notes
   (Cost $405,340,706).................    $  402,663,147      410,946,072
                                           ==============    -------------


SHORT-TERM INVESTMENTS - 23.50%

Commercial Paper
  Aluminum Company of America
   5.280%     1/13/97..................         3,365,000        3,358,783
  Aristar, Inc.
   5.380%     1/29/97..................        13,670,000       13,607,892
  Baxter International Inc.
   5.500%     3/20/97..................         8,075,000        7,975,767
  Central and South West Corporation
   5.520%     1/16/97..................         1,780,000        1,775,906
  Central and South West Corporation
   5.700%     2/24/97..................        11,565,000       11,466,207
  Central and South West Corporation
   5.750%     3/7/97...................         5,890,000        5,829,529
  Comdisco, Inc.
   5.520%     2/13/97..................        10,350,000       10,278,549
  Comdisco, Inc.
   5.580%     3/12/97..................         8,840,000        8,742,367
  Comdisco, Inc.
   5.580%     3/14/97..................         7,530,000        7,444,493
  Comdisco, Inc.
   5.600%     3/21/97..................         7,355,000        7,263,471
  ConAgra, Inc.
   5.480%     2/11/97..................         9,140,000        9,081,778
  ConAgra, Inc.
   5.490%     2/14/97..................         8,270,000        8,213,465
  ConAgra, Inc.
   5.550%     1/2/97...................         4,815,000        4,814,258
  Crown Cork & Seal Company, Inc.
   5.510%     1/31/97..................        10,000,000        9,953,814
  Crown Cork & Seal Company, Inc.
   5.510%     1/17/97..................         5,280,000        5,267,070
  Crown Cork & Seal Company, Inc.
   5.650%     2/27/97..................        14,090,000       13,958,716
  Dana Credit Corporation
   5.470%     1/21/97..................        13,000,000       12,959,972
  Dana Credit Corporation
   5.520%     1/16/97..................         5,795,000        5,761,672
  Deere Capital Corporation
   5.370%     2/28/97..................         7,365,000        7,297,425
  Dominion Resources, Inc.
   5.500%     2/20/97..................        10,000,000        9,916,267
  Illinois Power Company
   5.480%     2/6/97...................         5,550,000        5,517,923
  Illinois Power Company
   5.570%     2/19/97..................         6,700,000        6,647,200
  Illinois Power Company
   5.650%     2/25/97..................         6,290,000        6,235,274
  Monsanto Company
   5.320%     1/30/97..................         8,000,000        7,961,737
  Northern States Power Company
   5.300%     1/10/97..................         8,655,000        6,642,898
  NYNEX Corp.
   5.420%     3/27/97..................        13,640,000       13,457,527
  ORIX Credit Alliance, Inc.
   5.530%     1/6/97...................         2,120,000        2,118,353
  ORIX Credit Alliance, Inc.
   5.470%     2/4/97...................        10,375,000       10,320,194
  ORIX Credit Alliance, Inc.
   5.490%     2/7/97...................         4,910,000        4,881,774
  ORIX Credit Alliance, Inc.
   5.480%     1/27/97..................         6,615,000        6,587,339
  ORIX Credit Alliance, Inc.
   5.620%     3/13/97..................         8,995,000        8,894,256
  ORIX Credit Alliance, Inc.
   5.800%     3/24/97..................         3,855,000        3,805,228
  Philip Morris Companies
   5.300%     1/24/97..................         9,385,000        9,351,768
  Philip Morris Companies
   5.270%     1/15/97..................        12,180,000       12,153,310
  Praxair, Inc.
   5.450%     1/9/97...................         9,300,000        9,288,055
  Praxair, Inc.
   5.470%     2/24/97..................         6,000,000        5,948,746
  Praxair, Inc.
   5.560%     3/6/97...................         9,665,000        9,765,254
  Praxair, Inc.
   5.540%     3/24/97..................         4,010,000        3,958,226
  Praxair, Inc.
   5.540%     3/20/97..................         7,495,000        7,402,895
  Public Service Company of Colorado
   5.800%     2/26/97..................         5,800,000        5,747,763
  Public Service Electric and Gas Company
   5.480%     1/13/97..................         5,245,000        5,235,310
  Public Service Electric and Gas Company
   5.490%     1/13/97..................         1,425,000        1,422,367
  Public Service Electric and Gas Company
   5.490%     2/6/97...................         7,375,000        7,332,375
  Public Service Electric and Gas Company
   5.480%     2/12/97..................        11,430,000       11,354,171
  Public Service Electric and Gas Company
   5.500%     2/21/97..................        10,000,000        9,920,763
  Ralston Purina Company
   5.500%     1/6/97...................         5,000,000        4,996,116
  Rite Aid Corporation
   5.450%     2/10/97..................        15,000,000       14,906,780
  Rite Aid Corporation
   5.490%     2/18/97..................         8,000,000        7,939,254
  Rite Aid Corporation
   5.600%     3/4/97...................         7,890,000        7,812,678
  Sierra Pacific Power Company
   5.470%     1/16/97..................         3,900,000        3,890,693
  Textron Financial Corporation
   5.500%     1/3/97...................         6,460,000        6,458,026
  Textron Financial Corporation
   5.480%     2/5/97...................        10,000,000        9,944,715
  Textron Financial Corporation
   5.530%     3/3/97...................        10,555,000       10,453,203
  Timken Company
   5.500%     1/28/97..................        10,000,000        9,956,907

MML Blend Fund

December 31, 1996

                                                 Number        Market
                                                   of           Value
                                                 Shares       (Note 2A)
                                                ---------    -----------
SHORT-TERM INVESTMENTS (Continued)

Commercial Paper (Continued)
  Union Camp Corp.
   5.650%     2/3/97.....................  $    8,980,000  $    8,935,214
  Western Resources Inc.
   5.650%     1/7/97.....................       7,535,000       7,527,976
  Western Resources Inc.
   5.490%     1/23/97....................      12,200,000      12,157,301
  Western Resources Inc.
   5.470%     1/14/97....................       8,470,000       8,453,048
  Whirlpool Financial Corporation
   5.600%     1/22/97....................      12,760,000      12,718,059
  Whirlpool Financial Corporation
   5.400%     1/8/97.....................       8,920,000       8,910,137
  Xerox Corporation
   5.300%     1/17/97....................       8,120,000       8,099,998
                                           --------------  --------------
Total Short-Term Investments
 (Cost $492,181,705)                       $  495,180,000     492,100,212
                                          ===============  --------------
Total Investments -
 (Cost $1,626,837,807) (a)           103.07%               $2,158,417,381
                                    ========               ==============

Table of Open Forward Commitment Contracts

        Forward               Aggregate      Expiration
       Commitment           Face Value of        of         Unrealized
       Contracts              Contracts      Contracts     Depreciation
       ----------           -------------    ----------    ------------

United States of America
 5.875% due 11/15/99         $5,000,000     February 1997  $    (6,345)
                                                           -----------
Total Forward Commitment
 Contracts                                                 $    (6,345)
                                                           ===========

(a) Federal Income Tax Information: At
    December 31, 1996 the net unrealized
    appreciation on investments and forward
    commitment contracts based on cost of
    $1,632,176,681 for federal income tax
    purposes is as follows:
    Aggregate gross unrealized appreciation for
    all investments and forward commitments in
    which there is an excess of market value
    over tax cost.....................................   $  533,669,598

    Aggregate gross unrealized depreciation for
    all investments and forward commitments in
    which there is an excess of tax cost over
    market value......................................       (2,453,798)
                                                         --------------
     Net unrealized appreciation......................   $  531,215,800
                                                         ==============


                      See Notes to Financial Statements.

MML Series Investment Fund

Notes To Financial Statements

1.  History

MML Series Investment Fund (the "MML Trust") is registered under the
Investment Company Act of 1940 as a no-load, registered open end, diversified management investment company. MML Equity Fund, MML Money Market Fund, MML Managed Bond Fund and MML Blend Fund (the "Funds") are four series of shares of the MML Trust. The MML Trust is organized as a business trust under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust.

The MML Trust was established by Massachusetts Mutual Life Insurance Company ("MassMutual") for the purpose of providing vehicles for the investment of assets of various separate investment accounts established by MassMutual and by life insurance companies which are subsidiaries of MassMutual. Shares of the MML Trust are not offered to the general public.

2.  Significant Accounting Policies

The following is a summary of significant accounting policies followed consistently by each Fund in the preparation of the financial statements in conformity with generally accepted accounting principles.

    A.  Investment Valuation

    Equity securities are valued on the basis of valuations furnished by a pricing service, authorized by the Board of Trustees, which provides the last reported sale price for securities listed on a national securities exchange, or on the NASDAQ national market system. If securities are unlisted, or there is no reported sale price, the bid price of the prior trade date will be used. Long-term bonds are valued on the basis of valuations furnished by a pricing service, authorized by the Board of Trustees, which determines valuations taking into account appropriate factors such as institutional-size, trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data.

    For MML Equity Fund, MML Managed Bond Fund, and MML Blend Fund, short-term securities with more than sixty days to maturity from the date of purchase are valued at market and short-term securities having a maturity from the date of purchase of sixty days or less are valued at amortized cost. MML Money Market Fund's portfolio securities are valued at amortized cost in accordance with a rule of the Securities and Exchange Commission pursuant to which MML Money Market Fund must adhere to certain conditions. It is the intention of MML Money Market Fund to maintain a per share net asset value of $1.00.

    B.  Accounting For Investments

    Investment transactions are accounted for on trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Premiums and discounts on short-term securities are amortized in determining interest income.

    The cost basis of long-term bonds is not adjusted for amortization of premium or accrual of discount since MML Managed Bond Fund and MML Blend Fund do not generally intend to hold such investments until maturity; however, the MML Trust has elected to accrue for financial reporting purposes, certain discounts which are required to be accrued for federal income tax purposes.

    Realized gains and losses on investment transactions and unrealized appreciation and depreciation of investments are reported for financial statement and federal income tax purposes on the identified cost method.

    C.  Federal Income Tax

    The MML Trust has established a policy for each of the Funds to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. As a result, the Funds will not be subject to federal income tax on any net investment income and any net capital gains to the extent they are distributed or are deemed to have been distributed to shareholders. Distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to the deferral of wash sale losses, and paydowns on certain mortgage-backed securities. As a result, net investment income (loss) and net realized gain (loss) on investment transactions for a reporting period may differ significantly from distributions during such period. Accordingly, the Funds may periodically make reclassifications among certain of their capital accounts without impacting the net asset value of the Funds.

    D.  Forward Commitments

    Each Fund may purchase or sell securities on a ``when issued'' or delayed delivery or on a forward commitment basis. The Funds use forward commitments to manage interest rate exposure or as a temporary substitute for purchasing or selling particular debt securities. The Funds may also use forward commitments to take delivery of the underlying security rather than closing out the forward contract. Forward commitments are not used for purposes of trading. Settlement for securities purchased on a forward commitment basis can take place a month or more after the date of the transaction. The Fund generally does not take delivery on these forward commitments, but such commitments are instead settled with offsetting transactions. When a forward commitment contract is closed, the Funds record a realized gain or loss. Forward commitments involve a risk of loss if the value of the security to be purchased declines prior to the settlement date. The Funds could also be exposed to loss if they cannot close out their forward commitments because of an illiquid secondary market, or the inability of counterparties to perform. The Fund monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. The Funds instruct the custodian to segregate liquid high quality assets in a separate account with a current market value at least equal to the amount of its forward purchase commitments. The price of the underlying security and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The value of the forward commitment is determined by management using a commonly accepted pricing model and fluctuates based upon changes in the value of the underlying security and market repo rates. Such rates equate the counterparty's cost to purchase and finance the underlying security to the earnings received on the security and forward delivery proceeds. The Funds record on a daily basis the unrealized appreciation/depreciation based upon changes in the value of the forward commitment. At December 31, 1996, the cost (value) of forward commitments to purchase securities amounted to $4,981,445 ($4,975,100) for the MML Blend Fund.

    E.  Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  Capital Loss Carryforward

The accumulated net realized loss on investments for the MML Money Market Fund results in a capital loss carryforward of $9,702 which is available for federal income tax purposes to offset future capital gains. Of the total carryforward, $453 expires December 31, 1997, $1,639 expires December 31, 1998, $1,204 expires December 31, 2000, $201 expires December 31, 2001, $5,364 expires December 31, 2002 and $841 expires December 31, 2003.

The accumulated net realized loss on investments for the MML Managed Bond Fund results in a capital loss carryforward of $1,089,411 which is available for federal income tax purposes to offset future capital gains. Of the total carryforward, $766,579 expires December 31, 2002 and $322,832 expires December 31, 2004.

4.  Investment Management Fee

MassMutual provides all investment advisory, management and administrative services needed by the Funds. For acting as such, MassMutual receives a quarterly fee from each Fund at the annual rate of .50% of the first $100,000,000 of the average daily net asset value of each Fund, .45% of the next $200,000,000, .40% of the next $200,000,000, and .35% of any excess over
$500,000,000.

Concert Capital Management, Inc. ("Concert") served as the investment sub-advisor to MML Equity Fund and the Equity Sector of the MML Blend Fund from 1993-1996. Concert merged with and into David L. Babson & Company, Inc. ("Babson") effective December 31, 1996. At such time, both Concert and Babson were wholly owned subsidiaries of Babson Acquisition Corporation, which is a controlled subsidiary of MassMutual. Thus, effective January 1, 1997, Babson serves as the investment sub-advisor to MML Equity Fund and the Equity Sector of the MML Blend Fund. MassMutual paid Concert a quarterly fee equal to an annual rate of .13% of the average daily net asset value of MML Equity Fund and the Equity Sector of MML Blend Fund.

MassMutual has agreed, at least through April 30, 1997, to bear the expenses of the Funds to the extent that the aggregate expenses (excluding each Fund's management fee, interest, taxes, brokerage commissions and extraordinary expenses) incurred during each Fund's fiscal year exceed .11% of the average daily net asset value of each Fund for such year. For the year ended December 31, 1996, MassMutual was not required to reimburse the Funds for any expenses.

5. PURCHASES AND SALES OF INVESTMENTS AND FORWARD COMMITMENTS

                                                                                                              Proceeds
   For the Year Ended                                                                         Acquisition    from Sales
   December 31, 1996                                                                             Cost       and Maturities
   -----------------                                                                          -----------   --------------
   Investments
   -----------
   MML EQUITY FUND
    Equities.............................................................................   $  397,427,240  $  156,344,169
    Short-term investments...............................................................    1,791,112,656   1,808,050,114

   MML MONEY MARKET FUND
    Short-term investments...............................................................      678,410,850     648,768,474

   MML MANAGED BOND FUND
    Bonds and notes......................................................................       59,285,110      26,101,663
    U.S. Government investments - long-term..............................................       51,001,536      50,006,188
    Short-term investments...............................................................      512,399,665     513,856,075

   MML BLEND FUND
    Equities.............................................................................      216,312,103     114,693,516
    Bonds and notes......................................................................      142,113,933      40,927,976
    U.S. Government investments - long-term..............................................      161,871,816     125,534,828
    Short-term investments...............................................................    2,548,921,690   2,672,419,594
                                                                                                                 Cost
   Forward Commitments                                                                                       of Contracts
   -------------------                                                                                       ------------
   MML MANAGED BOND FUND
    U.S. Treasury and GNMA Forward Commitment Contracts:
     Contracts opened....................................................................                    $   1,579,688
     Contracts closed....................................................................                        1,579,688
      Outstanding at December 31, 1996...................................................                               --

   MML BLEND FUND
    U.S. Treasury and GNMA Forward Commitment Contracts:
     Contracts opened....................................................................                       85,470,699
     Contracts closed....................................................................                      133,595,090
      Outstanding at December 31, 1996...................................................                        4,981,445

6. NET INCREASE FROM CAPITAL SHARE TRANSACTIONS

                                                                                 MML               MML
                                                                MML             Money            Managed             MML
   For the Year Ended                                          Equity           Market             Bond              Blend
   December 31, 1996                                            Fund             Fund              Fund              Fund
   ------------------                                         --------         --------          ---------          -------
   Shares
    Reinvestment of dividends..........................       1,828,658         6,040,304          891,160          5,306,755
    Sales of shares....................................      10,091,590       124,468,969        2,922,396          7,200,298
    Redemptions of shares..............................      (2,955,578)      (94,198,432)      (1,491,952)        (6,061,613)
                                                         --------------    --------------    -------------    ---------------
    Net increase.......................................       8,964,670        36,310,841        2,321,604          6,445,440
                                                         ==============    ==============    =============    ===============
   Amount
    Reinvestment of dividends..........................  $   47,407,259    $    6,040,304    $  10,670,172    $   110,096,240
    Sales of shares....................................     284,667,043       124,468,969       35,191,792        154,685,163
    Redemptions of shares..............................     (83,541,731)      (94,198,432)     (18,019,376)      (131,731,229)
                                                         --------------    --------------    -------------    ---------------
    Net increase.......................................  $  248,532,571    $   36,310,841    $  27,842,588    $   133,050,174
                                                         ==============    ==============    =============    ===============

                                                                                 MML               MML
                                                                MML             Money            Managed             MML
   For the Year Ended                                          Equity           Market             Bond              Blend
   December 31, 1995                                            Fund             Fund              Fund              Fund
   ------------------                                         --------         --------          ---------          -------
   Shares
    Reinvestment of dividends..........................       1,621,795         5,376,748          763,489          5,184,192
    Sales of shares....................................       8,464,024        92,327,266        2,219,273          6,885,480
    Redemptions of shares..............................      (1,909,273)      (80,569,846)      (1,113,390)        (4,944,135)
                                                         --------------    --------------    -------------    ---------------
    Net increase.......................................       8,176,546        17,134,168        1,869,372          7,125,537
                                                         ==============    ==============    =============    ===============
   Amount
    Reinvestment of dividends..........................  $   33,282,252    $    5,376,748    $   8,979,443    $    96,495,329
    Sales of shares....................................     203,078,940        92,327,266       26,776,179        135,128,246
    Redemptions of shares..............................     (45,862,370)      (80,569,846)     (13,296,001)       (96,681,499)
                                                         --------------    --------------    -------------    ---------------
    Net increase.......................................  $  190,498,822    $   17,134,168    $  22,459,621    $   134,942,076
                                                         ==============    ==============    =============    ===============

Report Of Independent Accountants

To the Board of Trustees and Shareholders of MML Series Investment Fund

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of the MML Equity Fund, the MML Money Market Fund, the MML Managed Bond Fund and the MML Blend Fund which comprise the MML Series Investment Fund (a Massachusetts business trust), as of December 31, 1996, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of December 31, 1996, the results of their respective operations for the year then ended, the changes in their respective net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles.

                                       Coopers & Lybrand L.L.P.

Springfield, Massachusetts
January 31, 1997

Oppenheimer High Income Fund, a series of
Oppenheimer Variable Account Funds

Objective

Oppenheimer High Income Fund, a series of Oppenheimer Variable Account Funds, seeks a high level of current income. The Fund invests in high-yielding, lower-rated and unrated fixed income securities.

Narrative by David Negri, Fund Manager

While the bond market of 1996 was somewhat difficult due to rising interest rates early in the year, Oppenheimer High Income Fund performed very well. High-yield bonds, while having greater credit risks, continued to perform better than most other fixed income investments during this generally weak market and our early, aggressive positioning allowed us to take advantage of that strength.

Over the past year, we benefited most from emphasis on the telecommunications sector. This industry, which also includes media and cable companies, has tended to be fairly aggressive and has shown strong performance for several years. In addition, recent government deregulation caused increased demand for domestic and international telecommunication products, and this in turn, has driven earnings growth. This sector also benefited from a surge in the number of corporate mergers and acquisitions. All of these measures have added up to increased profitability within this sector.

Another factor that contributed to the Fund's positive performance was reduced emphasis in the casino and gaming industry. Consolidations within the industry have not prevented an earnings slowdown. Because we had allocated very little of the Fund's assets to this industry, we were able to avoid some of these disappointments. We also benefited from having fewer investments in paper and forest products, segments that were poor performers during this period due to light demand coupled with ample supply of these products.

This year we invested about 15 percent of the Fund's assets in foreign government bonds, split fairly evenly between emerging markets and developed countries. These securities, while entailing additional risks, such as currency fluctuations, enjoyed exceptionally strong performance last year, producing even higher returns than high-yield corporate bonds. By investing internationally, we were able to diversify the portfolio, as well as significantly increase returns over the period.

Looking ahead to 1997, we are concentrating on improving the overall relative credit quality of our holdings. For example, as we decreased the portfolio's exposure to some cyclical industries that underperformed in 1996, such as metals and paper and forest products, we substantially increased investments in the oil and gas sector, which has offered higher-quality, higher-rated investments. In addition to higher credit quality, these investments tend to be less cyclical by nature, making them less vulnerable should the economy begin to show signs of slowing.

We appreciate your confidence in Oppenheimer High Income Fund. We look forward to helping you reach your financial goals in the future.

Oppenheimer Capital Appreciation Fund, a series of
Oppenheimer Variable Account Funds

Objective

Oppenheimer Capital Appreciation Fund, a series of Oppenheimer Variable Account Funds, primarily seeks capital appreciation through investments in the common stocks of "growth-type" companies. In addition, the Fund may selectively invest in some "special situations" that management believes may provide opportunities for growth.

Narrative by Paul LaRocco, Fund Manager

Oppenheimer Capital Appreciation Fund had an excellent year in 1996. We attribute this performance to the strength of the stocks of high growth companies over the period and some well-timed investment decisions. Because we use a bottom-up approach to our stock selection, we look for individual companies that display superior growth characteristics, demonstrate the ability to have solid earnings and strong management. In addition, these companies are addressing large, open-ended opportunities by offering new products, new services or a new way of doing things.

Our strongest performers over the period were from the healthcare and technology industries. In healthcare, we owned selected physician practice management stocks. This is a growing part of the healthcare industry that helps doctors manage their practices, thereby enabling them to spend more time with patients and less time doing administrative work. Technology stocks were successful due to the development of efficiency-enhancing products, such as software programs and other applied technologies. Demand for these innovations has been strong, largely because they can help reduce costs of the businesses that implement the systems, while also improving their revenue opportunities./1/

Another area that performed well for us was the business services area. Our biggest successes were in information technology services, which benefited from the explosive growth in technology. We've also done well with our holdings in the industrial services area, which includes environmental companies, data processing companies and niche-consumer cyclical companies like selected retailers, apparel manufacturers and restaurants.

Many of the stocks that disappointed us owe their less-than-spectacular results mainly to failure to deliver on their growth prospects. In fact, these companies no longer display superior growth characteristics, and consequently, we sold many of them.

Going forward, we're focusing on companies that we expect will have solid earnings growth in 1997. We have trimmed the number of stocks in the portfolio to concentrate on fewer holdings, but we have a higher degree of confidence in the ability of these companies to deliver robust growth. In addition, we expect to see moderate but steady economic growth in the United States, coupled with stable interest rates in the near term. Both factors should benefit the portfolio. Of course, we'll continue to select stocks based on their individual merit, regardless of near-term market predictions, because solid companies with good fundamentals tend to stand the test of time.

We appreciate your confidence in Oppenheimer Capital Appreciation Fund. We look forward to helping you reach your financial goals in the future.

Oppenheimer Global Securities Fund, a series of
Oppenheimer Variable Account Funds

Objective

Oppenheimer Global Securities Fund, a series of Oppenheimer Variable Account Funds, seeks capital growth by investing in a diversified portfolio of foreign and domestic stocks.

Narrative by William Wilby, Fund Manager

The Fund performed well over the past year, despite difficulties in the foreign markets. By combining our theme approach with strong individual stock selection, we were able to produce solid returns for the year.

Despite on-again, off-again fears of too much or too little growth, the U.S. market has been the Fund's biggest contributor of positive return this year. Economic growth overseas has been weak, and most foreign markets lagged the U.S. despite their lower valuations. We attribute this to the universal focus of investors on "shareholder friendly" managements which are generally more numerous in the U.S. As European managements have moved to embrace "shareholder value", those markets began to perform while the less "shareholder oriented" managements in Asia lagged./1/

Our natural resources theme also provided some big winners during this period. Several years ago, we began to invest in oil service companies in Europe and North America. These companies, which specialize in deep-water drilling rigs, had seen a steady decline in day rates to well below replacement cost, while the demand for offshore drilling facilities increased. In 1996, day rates rose sharply along with the oil price, which in turn rose because of seasonally low inventory levels. Meanwhile, demand for oil in emerging economies has continued to grow unabated.

On the negative side, our Japanese holdings did not perform as expected. Although we correctly anticipated the economic recovery in Japan, and the positive impact it would have on corporate earnings, the market did not bounce back. In fact, it declined.

Going forward, we have recently added to our biotechnology holdings within our healthcare theme. Prior to the election, biotechnology stocks fell sharply on fears that a Democratic Congress might reintroduce a Clinton healthcare plan. We believed those fears were overblown and felt that the long-term fundamentals of these companies remained excellent. We used the sharp decline to buy into this sector before the election, and we are continuing to add shares where the fundamentals are strong.

As the global economic cycle continues to age, and stock valuations move higher, we have approached 1997 with caution. We believe, however, that the Fund's portfolio, with substantial investments in high-growth-potential stocks, continues to offer investors an outstanding opportunity both for diversification and long-term appreciation potential.

We appreciate your confidence in Oppenheimer Global Securities Fund. We look forward to helping you reach your financial goals in the future.

---------------------
/1/ The Fund's portfolio is subject to change.

Oppenheimer Variable Account Funds

STATEMENTS OF ASSETS AND LIABILITIES
December 31, 1996

                                                                                                   Oppenheimer         Oppenheimer
                                                                                Oppenheimer          Capital             Global
                                                                                High Income       Appreciation         Securities
                                                                                   Fund               Fund                Fund
                                                                             --------------      -------------      --------------

ASSETS:
Investments, at value (cost *) (including repurchase agreements **)
  - See accompanying statements.........................................     $  188,944,878      $  624,437,033     $   588,435,102
Unrealized appreciation on forward foreign currency exchange                 --------------      --------------     ---------------
  contracts - See applicable note.......................................            214,142                  --           2,384,877
Cash....................................................................          1,661,545           1,370,404             249,257
Receivables:
  Closed forward foreign currency exchange contracts....................             39,075                  --             141,470
  Dividends, interest and principal paydowns............................          2,648,895              87,611             729,667
  Shares of beneficial interest sold....................................             48,723             743,805             325,558
  Investments sold......................................................          2,034,126           3,398,148             965,585
Other...................................................................              5,662               7,041               7,129
                                                                             --------------      --------------     ---------------
  Total assets..........................................................        195,597,046         630,044,042         593,238,645
                                                                             --------------      --------------     ---------------

LIABILITIES:
Options written, at value (premiums received ***)
  - See accompanying statements and notes...............................             85,670                  --                  --
Unrealized depreciation on forward foreign currency exchange
  contracts - See applicable note.......................................                817                  --             259,966
Payables and other liabilities:
  Closed forward foreign currency exchange contracts....................             73,512                  --                  --
  Daily variation on futures contracts - See applicable note............             16,431             627,000                  --
  Custodian fees........................................................             21,606              12,417             144,157
  Investments purchased (including those purchased on a
    when-issued basis ****) - See applicable note.......................          3,985,947           9,598,112          10,463,998
  Shares of beneficial interest redeemed................................             87,930           2,324,434             229,118
  Other.................................................................             31,760              89,807              61,217
                                                                             --------------      --------------     ---------------
  Total liabilities.....................................................          4,303,673          12,651,770          11,158,456
                                                                             --------------      --------------     ---------------
NET ASSETS..............................................................     $  191,293,373      $  617,392,272     $   582,080,189
                                                                             ==============      ==============     ===============

COMPOSITION OF NET ASSETS:
Paid-in capital.........................................................     $  180,181,078      $  481,442,351     $   508,449,760
Undistributed net investment income.....................................            913,946           1,479,312           7,724,243
Accumulated net realized gain (loss) from investments and
  foreign currency transactions.........................................           (367,314)         29,248,149         (17,047,799)

Net unrealized appreciation on investments and translation of
  assets and liabilities denominated in foreign currencies..............         10,565,663         105,222,460          82,953,985
                                                                             --------------      --------------     ---------------
NET ASSETS..............................................................     $  191,293,373      $  617,392,272     $   582,080,189
                                                                             ==============      ==============     ===============

SHARES OF BENEFICIAL INTEREST OUTSTANDING...............................         17,186,015          15,949,976          32,946,137
NET ASSET VALUE, REDEMPTION PRICE AND
OFFERING PRICE PER SHARE................................................     $        11.13      $        38.71     $         17.67

*Cost...................................................................     $  178,526,490      $  519,731,267     $   507,602,388
**Repurchase agreements.................................................     $   12,900,000      $  138,000,000     $    60,500,000
***Premiums received....................................................     $       42,285      $           --     $            --
****When-issued basis...................................................     $    1,137,309      $           --     $            --

                      See Notes to Financial Statements.

Oppenheimer Variable Account Funds

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 1996

                                                                                                Oppenheimer            Oppenheimer
                                                                          Oppenheimer             Capital                Global
                                                                          High Income          Appreciation            Securities
                                                                             Fund                  Fund                   Fund
                                                                          -----------          ------------            -----------
INVESTMENT INCOME:
Interest (net of withholding taxes of *)...........................       $ 14,989,197         $  4,761,662           $  2,558,378
Dividends (net of withholding taxes of **).........................            722,664              255,664              6,284,482
                                                                          ------------         ------------           ------------
  Total income.....................................................         15,711,861            5,017,326              8,842,860
                                                                          ------------         ------------           ------------
EXPENSES:
Management fees - See applicable note..............................          1,177,754            3,382,840              3,395,740
Custodian fees and expenses........................................             59,180               38,039                292,641
Legal and auditing fees............................................             16,801               14,799                 20,195
Insurance expenses.................................................              5,140                8,469                  8,139
Trustees' fees and expenses........................................              3,406                4,586                  4,647
Registration and filing fees.......................................             18,035               71,749                 44,572
Other..............................................................                602                  507                  1,196
                                                                          ------------         ------------           ------------
  Total expense....................................................          1,280,918            3,520,989              3,767,130
                                                                          ------------         ------------           ------------
NET INVESTMENT INCOME..............................................         14,430,943            1,496,337              5,075,730
                                                                          ------------         ------------           ------------
REALIZED AND UNREALIZED GAIN (LOSS):
Net realized gain (loss) from:
Investments:
 Unaffiliated companies............................................          2,988,616           29,669,378             13,879,186
 Affiliated companies..............................................                 --                   --                 20,580
Closing of futures contracts.......................................           (110,588)             (99,708)                    --
Closing and expiration of options written..........................            256,826                   --                     --
Foreign currency transactions......................................            198,737                   --             (2,124,032)
Net change in unrealized appreciation or depreciation on:
Investments........................................................          4,835,153           42,247,113             61,185,137
Translation of assets and liabilities denominated in foreign
  currencies.......................................................              5,267                   --             (2,041,403)
                                                                          ------------         ------------           ------------
Net realized and unrealized gain...................................          8,174,011           71,816,783             70,919,468
                                                                          ------------         ------------           ------------
NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS..........................................       $ 22,604,954         $ 73,313,120           $ 75,995,198
                                                                          ============         ============           ============

*Interest..........................................................       $     10,053         $         --           $         --
**Dividends........................................................       $         --         $         --           $    397,043

                      See Notes to Financial Statements.

Oppenheimer Variable Account Funds

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31, 1996 and 1995

                                                                                Oppenheimer                    Oppenheimer
                                                    Oppenheimer                   Capital                        Global
                                                    High Income                 Appreciation                   Securities
                                                       Fund                         Fund                          Fund
                                              -----------------------        ---------------------        ----------------------
                                                1996           1995           1996           1995           1996           1995
                                              -------        --------        -------       --------        -------       --------
OPERATIONS:
Net investment income..................... $ 14,430,943    $ 11,343,977   $  1,496,337   $  1,123,451   $  5,075,730   $  2,845,513
Net realized gain (loss)..................    3,333,591         622,733     29,569,670     22,379,477     11,775,734    (25,767,883)
                                           ------------    ------------   ------------   ------------   ------------   ------------
Net change in unrealized
  appreciation or depreciation............    4,840,420       9,413,001     42,247,113     47,042,428     59,143,734     31,653,008
Net increase in net assets resulting
  from operations.........................   22,604,954      21,379,711     73,313,120     70,545,356     75,995,198      8,730,638

DIVIDENDS AND DISTRIBUTIONS TO
SHAREHOLDERS:
Dividends from net investment income......  (15,283,448)    (12,039,383)    (1,132,964)      (719,183)            --             --
Distributions from net realized gain......           --              --    (21,289,429)      (363,458)            --     (8,174,158)

BENEFICIAL INTEREST TRANSACTIONS:
Net increase in net assets resulting from
  beneficial interest transactions -
  See applicable note.....................   50,521,087      28,412,143    241,097,454     70,167,835    145,106,158     62,580,432
                                           ------------    ------------   ------------   ------------   ------------   ------------
Total increase............................   57,842,593      37,752,471    291,988,181    139,630,550    221,101,356     63,136,912
                                           ============    ============   ============   ============   ============   ============
NET ASSETS:
Beginning of the year.....................  133,450,780      95,698,309    325,404,091    185,773,541    360,978,833    297,841,921
End of the year........................... $191,293,373    $133,450,780   $617,392,272   $325,404,091   $582,080,189   $360,978,833

Undistributed (overdistributed)
  net investment income................... $    913,946    $  1,473,129   $  1,479,312   $  1,115,939   $  7,724,243   $     (1,068)


                      See Notes to Financial Statements.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

FINANCIAL HIGHLIGHTS

                                                                                      Year Ended December 31,
                                                                1996           1995           1994           1993           1992
                                                         ---------------------------------------------------------------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period                             $10.63          $9.79         $11.02          $9.74          $9.40
Income (loss) from investment operations:
Net investment income                                               .97            .98            .94            .82           1.19
Net realized and unrealized gain (loss)                             .58            .94          (1.27)          1.65            .43
                                                         ---------------------------------------------------------------------------
Total income (loss) from investment operations                     1.55           1.92           (.33)          2.47           1.62
                                                         ---------------------------------------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment income                              (1.05)         (1.08)          (.66)         (1.19)         (1.28)

Distributions from net realized gain                               --             --             (.24)          --             --
                                                         ---------------------------------------------------------------------------
Total dividends and distributions to shareholders                 (1.05)         (1.08)          (.90)         (1.19)         (1.28)
                                                         ---------------------------------------------------------------------------
Net asset value, end of period                                   $11.13         $10.63          $9.79         $11.02          $9.74
                                                         ===========================================================================

TOTAL RETURN, AT NET ASSET VALUE/(1)/                             15.26%         20.37%         (3.18)%        26.34%         17.92%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)                       $191,293       $133,451        $95,698        $93,011        $40,817
Average net assets (in thousands)                              $157,203       $115,600       $101,096        $67,000        $36,861
Ratios to average net assets:
Net investment income                                              9.18%          9.81%          9.15%         10.50%         12.08%

Expenses                                                            .81%           .81%           .67%           .68%           .73%

Portfolio turnover rate/(2)/                                     125.00%        107.10%        110.10%        135.70%        144.20%


1. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Total returns are not annualized for periods of less than one full year. Total return information does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.
2. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended December 31, 1996 were $216,284,607 and $177,884,266, respectively.

                      See Notes to Financial Statements.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund

                                                                                Year Ended December 31,
                                                         1996           1995            1994           1993           1992
                                                    ---------------------------------------------------------------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period                      $34.21         $25.95          $31.64         $26.04         $23.24
Income (loss) from investment operations:
Net investment income                                        .09            .11             .10            .05            .06
Net realized and unrealized gain (loss)                     6.59           8.29           (2.22)          6.71           3.43
                                                    ---------------------------------------------------------------------------
Total income (loss) from investment operations              6.68           8.40           (2.12)          6.76           3.49
                                                    ---------------------------------------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment income                        (.11)          (.09)           (.04)          (.06)          (.14)
Distributions from net realized gain                       (2.07)          (.05)          (3.53)         (1.10)          (.55)
                                                    ---------------------------------------------------------------------------
Total dividends and distributions to shareholders          (2.18)          (.14)          (3.57)         (1.16)          (.69)
                                                    ---------------------------------------------------------------------------
Net asset value, end of period                            $38.71         $34.21          $25.95         $31.64         $26.04
                                                    ===========================================================================

TOTAL RETURN, AT NET ASSET VALUE/(1)/                      20.22%         32.52%          (7.59)%        27.32%         15.42%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)                $617,392       $325,404        $185,774       $136,885        $83,335
Average net assets (in thousands)                       $467,080       $240,730        $153,832        $98,228        $56,371
Ratios to average net assets:
Net investment income                                        .32%           .47%            .50%           .23%           .30%
Expenses                                                     .75%           .78%            .57%           .47%           .54%
Portfolio turnover rate/(2)/                              100.10%        125.50%          96.50%        122.80%         78.90%
Average brokerage commission rate/(3)/                    $.0583         $.0577              --             --             --

1. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Total returns are not annualized for periods of less than one full year. Total return information does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.
2. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended December 31, 1996 were $507,743,146 and $384,247,154, respectively.
3. Total brokerage commissions paid on applicable purchases and sales of portfolio securities for the period, divided by the total of related shares purchased and sold.

                      See Notes to Financial Statements.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund

                                                                                 Year Ended December 31,
                                                            1996           1995            1994           1993           1992
                                                     -------------------------------------------------------------------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period                       $15.00         $15.09          $16.30          $9.57         $10.38
Income (loss) from investment operations:
Net investment income (loss)                                  .15            .12             .04           (.02)           .07
Net realized and unrealized gain (loss)                      2.52            .19            (.96)          6.75           (.80)
                                                     -------------------------------------------------------------------------------
Total income (loss) from investment operations               2.67            .31            (.92)          6.73          (0.73)
                                                     -------------------------------------------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment income                           --             --            (.04)            --           (.04)
Distributions from net realized gain                           --           (.40)           (.25)            --           (.04)
                                                     -------------------------------------------------------------------------------
Total dividends and distributions to shareholders              --           (.40)           (.29)            --           (.08)
                                                     -------------------------------------------------------------------------------
Net asset value, end of period                             $17.67         $15.00          $15.09         $16.30          $9.57
                                                     ===============================================================================


TOTAL RETURN, AT NET ASSET VALUE/(1)/                       17.80%          2.24%          (5.72)%        70.32%         (7.11)%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)                 $580,998       $360,979        $297,842        $96,425        $13,537
Average net assets (in thousands)                        $466,750       $332,336        $214,545        $31,696        $11,181
Ratios to average net assets:
Net investment income                                        1.09%           .86%            .54%           .72%          1.04%
Expenses                                                      .81%           .89%            .91%           .92%          1.06%
Portfolio turnover rate/(2)/                                89.90%        131.30%          70.40%         65.10%         34.10%
Average brokerage commission rate/(3)/                     $.0045         $.0092              --             --             --

1. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Total returns are not annualized for periods of less than one full year. Total return information does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.
2. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended December 31, 1996 were $508,437,343 and $396,821,829, respectively.
3. Total brokerage commissions paid on applicable purchases and sales of portfolio securities for the period, divided by the total number of related shares purchased and sold.

                      See Notes to Financial Statements.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

STATEMENT OF INVESTMENTS
December 31, 1996

                                               Principal     Market Value
                                               Amount(1)       (Note 1)
                                               ---------     ------------
Mortgage-Backed Obligations -- 4.1%
  CBA Mortgage Corp., Mtg. Pass-
   Through Certificates, Series 1993-C1,
   Cl. F, 7.773%, 12/25/03 /(2)(3)/.......   $    700,000    $    548,625
  Commercial Mortgage Acceptance Corp.,
   Collateralized Mtg. Obligation, Series
   1996-C1, Cl. E, 8.075%, 12/25/20 /(2)(4)/      250,000         252,344
  Merrill Lynch Mortgage Investors, Inc.,
   Mtg. Pass-Through Certificates, Series
   1995-C2, Cl. D, 7.989%, 6/15/21 /(2)/..        449,587         456,050
  Morgan Stanley Capital I, Inc.,
   Commercial Mtg. Pass-Through
   Certificates, Series 1996-C1, Cl. E,
   7.51%, 2/15/28 /(2)(3)/................        835,342         678,715
  Mortgage Capital Funding, Inc.,
   Multifamily Mtg. Pass-Through
   Certificates, Series 1996-MC1, Cl. G,
   7.15%, 6/15/06 /(4)/...................        750,000         607,969
  NationsCommercial Corp., NB
   Commercial Mtg. Pass-Through
   Certificates, Series-DMC, Cl. C,
   8.921%, 8/12/11 /(4)/..................        900,000         916,312
  Nomura Asset Securities Corp., Series
   1994-MD1, Cl. B2, 8.421%,
   3/15/18 /(2)(3)/.......................        750,000         658,008
  Resolution Trust Corp., Commercial Mtg.
   Pass-Through Certificates:
    Series 1994-C1, Cl. E, 8%, 6/25/26....        700,166         644,153
    Series 1994-C2, Cl. G, 8%, 4/25/25....        815,728         732,244
    Series 1995-C1, Cl. F, 6.90%, 2/25/27.        913,739         805,519
  Salomon Brothers Mortgage Securities
   VII, Series 1996-B, Cl. 1, 7.136%,
   4/25/26................................      1,491,164         892,835
  Structured Asset Securities Corp.,
   Multiclass Pass-Through Certificates,
   Series 1996-C3, Cl. E, 8.458%,
   6/25/30 /(4)/..........................        650,000         574,234
                                                             ------------
  Total Mortgage-Backed Obligations
   (Cost $7,521,680)                                            7,767,008
                                                             ------------

Foreign Government Obligations -- 10.7%
  Argentina (Republic of):
   Treasury Bills, Zero Coupon, 12.117%,
    1/17/97 /(5)/ ARP.....................        700,000         698,215
   Unsec. Unsub. Bonds, 11.50%,
    8/14/01 GBP...........................        120,000         211,727
   Banco Estado Minas Gerais, 8.25%,
    2/10/00...............................        550,000         531,094
   Banco Nacional de Comercio Exterior
    SNC International Finance BV Gtd.
    Registered Bonds, 11.25%, 5/30/06.....        180,000         196,425
  Bonos de la Tesoreria de la Federacion,
   Zero Coupon:
    25.785%, 11/6/97 /(5)/ MXP............      4,000,000         416,640
    29.171%, 7/3/97 /(5)/ MXP.............      3,450,000         387,598
    27.799%, 9/4/97 /(5)/ MXP.............      3,900,000         423,613
  Brazil (Federal Republic of) Multi-Year
   Discount Facility Agreement Trust
   Certificates, Series REGS, 6.688%,
   9/15/07 /(2)/..........................        390,000         334,669
  Buenos Aires (Province of) Bonds,
   10%, 3/5/01 DEM........................        420,000         291,881
  Bulgaria (Republic of) Disc. Bonds,
   Tranche A, 6.688%, 7/28/24 /(2)/.......        540,000         306,450
  Canada (Government of) Debs., 10.50%,
   7/1/00 CAD.............................      2,015,000       1,724,474
  Central Bank of Costa Rica Interest
   Claim Bonds, Series B, 6.344%,
   5/21/05 /(2)(4)/.......................        224,763         212,120
  Denmark (Kingdom of) Bonds, 8%,
   11/15/01 DKK...........................      6,640,000       1,249,452
  Financiera Energetica Nacional SA Nts.,
   9.375%, 6/15/06........................        820,000         875,042
  Hashemite Kingdom of Jordan:
   Disc. Bonds, 6.50%, 12/23/23 /(2)/.....      1,000,000         773,750
   Interest Arrears Bonds, 6.50%,
    12/23/05 /(2)/........................        300,000         276,750
  Italy (Republic of):
   Sr. Unsec. Unsub. Global Bonds, 0.563%,
    7/26/99 /(2)/ JPY.....................     91,000,000         788,086
   Treasury Bonds, Buoni del Tesoro
    Poliennali, 10.50%, 11/1/98 ITL.......    940,000,000         662,028
  New Zealand (Government of):
   Bonds, 8%, 4/15/04 NZD.................        545,000         402,253
   Index Linked Bonds, 4.60%,
    2/15/16 /(2)/ NZD.....................        303,000         209,750
  Norwegian Government Bonds, 9.50%,
   10/31/02 NOK...........................      1,105,000         206,693
  Panama (Republic of) Interest
   Reduction Bonds, 3.50%, 7/17/14 (6)....      1,550,000       1,078,707
  Portugal (Republic of) Gtd. Bonds,
   Obrigicion do tes Medio Prazo, 11.625%,
   2/23/98 PTE............................    146,000,000         997,525
  Russia (Government of) Interest Nts.,
   12/29/49 /(7)(8)/......................        330,000         229,763
  Sweden (Kingdom of) Bonds, Series
   1030, 13%, 6/15/01 SEK.................      3,600,000         679,774
  Telecomunicacoes Brasileiras SA
   Bonds, 13%, 2/5/99 ITL.................    385,000,000         272,666
  Telkom SA Ltd. Bonds, Series TK05,
   12%, 3/31/98 ZAR.......................        955,000         194,442
  Treasury Corp. of Victoria Gtd. Bonds,
   12%, 9/22/01 AUD.......................      1,325,000       1,258,521
  United Kingdom Treasury Nts., 12.50%,
   11/21/05 GBP...........................        975,000       2,115,904
  United Mexican States Bonds, 10.375%,
   1/29/03 DEM............................      1,895,000       1,326,160
  Venezuela (Republic of):
   Collateralized Par Bonds, Series W-A,
    6.75%, 3/31/20........................        250,000         191,875
  Front-Loaded Interest Reduction Bonds,
   Series B, 6.50%, 3/31/07 /(2)/.........        500,000         446,875
  New Money Bonds, Series P, 6.50%,
   12/18/05 /(2)/.........................        500,000         447,344
                                                             ------------

  Total Foreign Government Obligations
   (Cost $19,831,187)                                          20,418,266
                                                             ------------

Loan Participations -- 1.3%
  Algeria (Republic of) Reprofiled Debt
   Loan Participation Agreement, Tranche
   A, 6.625%, 9/4/06 /(2)(4)/.............      1,305,000       1,008,113
  Morocco (Kingdom of) Loan Participation
   Agreement, Tranche A, 6.437%,
   1/1/09 /(2)(9)/........................        990,000         807,159
  Trinidad & Tobago Loan Participation
   Agreement, Tranche B, 1.772%,
   9/30/00 /(2)(4)/ JPY...................     82,062,000         657,514
                                                             ------------

  Total Loan Participations
   (Cost $2,329,670)                                            2,472,786
                                                             ------------

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

December 31, 1996


                                                    Principal     Market Value
                                                    Amount(1)       (Note 1)
                                                    ---------     ------------
Municipal Bonds and Notes -- 0.8%
  San Joaquin Hills, California
   Transportation Corridor Agency Toll
   Road Capital Appreciation Revenue
   Bonds, Jr. Lien, Zero Coupon,
   9.002%, 1/1/28 (Cost $816,147) /(5)/........   $ 12,500,000    $  1,499,000
                                                                  ------------
Corporate Bonds and Notes -- 61.0%
Basic Industry -- 5.5%
Chemicals -- 0.3% NL Industries, Inc.:
   0%/13% Sr. Sec. Disc. Nts.,
    10/15/05 /(8)/.............................        300,000         260,250
   11.75% Sr. Sec. Nts., 10/15/03..............        260,000         276,250
                                                                  ------------
                                                                       536,500
                                                                  ------------
Metals/Mining -- 0.9%
  Carbide/Graphite Group, Inc. (The),
   11.50% Sr. Nts., 9/1/03.....................        454,000         498,265
  Royal Oak Mines, Inc., 11% Sr. Sub.
   Nts., 8/15/06...............................      1,250,000       1,275,000
                                                                  ------------
                                                                     1,773,265
                                                                  ------------
Paper -- 3.0%
  APP International Finance Co. BV,
   11.75% Gtd. Sec. Nts., 10/1/05..............      1,400,000       1,499,750
  Florida Coast Paper Co. LLC, 12.75%
   First Mtg. Nts., 6/1/03.....................        550,000         598,125
  Indah Kiat International Finance Co. BV:
   11.875% Sr. Sec. Gtd. Nts., 6/15/02.........        100,000         109,375
   12.50% Sr. Sec. Gtd. Nts., Series C,
    6/15/06....................................      1,000,000       1,106,250
  Repap New Brunswick, Inc., 10.625%
   Second Priority Sr. Sec. Nts., 4/15/05......      1,000,000       1,050,000
  Repap Wisconsin, Inc., 9.25% First
   Priority Sr. Sec. Nts., 2/1/02..............        500,000         508,750
  SD Warren Co., 12% Sr. Sub. Nts.,
   Series B, 12/15/04..........................        250,000         271,250
  Stone Container Corp.:
   10.75% First Mtg. Nts., 10/1/02.............        500,000         528,750
   10.75% Sr. Sub. Nts., 6/15/97...............        100,000         101,750
                                                                  ------------
                                                                     5,774,000
                                                                  ------------
Steel -- 1.3%
  AK Steel Corp., 9.125% Sr. Nts.,
   12/15/06 /(3)/..............................      1,400,000       1,438,500
  Bar Technologies, Inc., 13.50% Sr. Sec.
   Nts., 4/1/01................................        600,000         612,000
  Gulf States Steel, Inc. (Alabama),
   13.50% First Mtg. Nts., Series B,
   4/15/03.....................................        200,000         190,000
  Jorgensen (Earle M.) Co., 10.75% Sr.
   Nts., 3/1/00................................        175,000         179,375
                                                                  ------------
                                                                     2,419,875
                                                                  ------------
Consumer Related -- 7.7%
Consumer Products -- 2.4%
  Coleman Holdings, Inc., Zero Coupon
   Sr. Sec. Disc. Nts., Series B, 11.617%,
   5/27/98 /(5)/...............................        750,000         629,062
  E & S Holdings Corp., 10.375% Sr.
   Sub. Nts., 10/1/06 /(3)/....................        550,000         578,187
  Harman International Industries, Inc.,
   12% Sr. Sub. Nts., 8/1/02...................      1,650,000       1,806,750
  International Semi-Tech Microelectronics,
   Inc., 0%/11.50% Sr. Sec. Disc. Nts.,
   8/15/03 /(8)/...............................        500,000         326,250
  Revlon Worldwide Corp., Zero Coupon
   Sr. Sec. Disc. Nts., 12.333%,
   3/15/98 /(5)/...............................        350,000         305,375
  TAG Heuer International SA, 12% Sr.
   Sub. Nts., 12/15/05.........................        350,000         404,250
  Williams (J. B.) Holdings, Inc., 12% Sr.
   Nts., 3/1/04................................        600,000         612,000
                                                                  ------------
                                                                     4,661,874
                                                                  ------------
Food/Beverages/Tobacco -- 0.5%
  Consolidated Cigar Corp., 10.50% Sr.
   Sub. Nts., 3/1/03...........................        400,000         418,000
  Doane Products Co., 10.625% Sr. Nts.,
   3/1/06......................................        250,000         265,000
  Foodbrands America, Inc., 10.75% Sr.
   Sub. Nts., 5/15/06..........................        235,000         250,275
                                                                  ------------
                                                                       933,275
                                                                  ------------
Healthcare -- 1.4%
  Genesis Health Ventures, Inc., 9.25% Sr.
   Sub. Nts., 10/1/06 /(3)/....................        850,000         877,625
  Icon Health & Fitness, Inc., 13% Sr.
   Sub. Nts., 7/15/02..........................        400,000         452,000
  IHF Holdings, Inc., 0%/15% Sr. Sub.
   Disc. Nts., Series B, 11/15/04 /(4)(8)/.....      1,050,000         769,303
  Magellan Health Services, Inc., 11.25%
   Sr. Sub. Nts., Series A, 4/15/04............        500,000         557,500
                                                                  ------------
                                                                     2,656,428
                                                                  ------------
Hotel/Gaming -- 1.0%
  Capital Gaming International, Inc.,
   Promissory Nts., 8/1/95 /(10)/..............          9,500              --
  Majestic Star Casino LLC (The),
   12.75% Sr. Sec. Nts., 5/15/03...............        280,000         302,400
  Mohegan Tribal Gaming Authority,
   13.50% Sr. Sec. Nts., Series B, 11/15/02....        600,000         795,000
  Showboat Marina Casino
   Partnership/Showboat Marina Finance
   Corp., 13.50% First Mtg. Nts., Series B,
   3/15/03.....................................        750,000         828,750
                                                                  ------------
                                                                     1,926,150
                                                                  ------------
Leisure -- 0.1%
  Gillett Holdings, Inc., 12.25% Sr. Sub.
   Nts., Series A, 6/30/02 /(4)/...............        278,779         290,976

Restaurants -- 1.1%
  Ameriking, Inc., 10.75% Sr. Nts., 12/1/06....        505,000         525,200
  Carrols Corp., 11.50% Sr. Nts., 8/15/03......        430,000         456,875
  Foodmaker, Inc.:
   9.25% Sr. Nts., 3/1/99......................        200,000         204,000
   9.75% Sr. Sub. Nts., 6/1/02.................        950,000         971,375
                                                                  ------------
                                                                     2,157,450
                                                                  ------------
Textile/Apparel -- 1.2%
  Clark-Schwebel, Inc., 10.50% Sr. Nts.,
   4/15/06.....................................        725,000         775,750
  Polysindo International Finance Co. BV,
   11.375% Gtd. Sec. Nts., 6/15/06.............        600,000         647,250
  Synthetic Industries, Inc., 12.75% Sr.
   Sub. Debs., 12/1/02.........................        500,000         553,750
  William Carter Co., 10.375% Sr. Sub.
   Nts., 12/1/06 /(3)/.........................        350,000         364,000
                                                                  ------------
                                                                     2,340,750
                                                                  ------------
Energy -- 6.9%
  BP America, Inc., 10.875% Nts.,
   8/1/01 CAD..................................        350,000         307,221
  Chesapeake Energy Corp.:
   10.50% Sr. Nts., 6/1/02.....................        600,000         654,000
   9.125% Sr. Nts., 4/15/06....................      1,000,000       1,042,500

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

December 31, 1996

                                                  Principal     Market Value
                                                  Amount/(1)/     (Note 1)
                                                  ------------  ------------
Corporate Bonds and Notes  (Continued)
Energy  (Continued)
  DeepTech International, Inc., 12% Sr.
   Sec. Nts., 12/15/00........................  $    200,000    $    215,000
  Falcon Drilling Co., Inc., 8.875% Sr.
   Nts., Series B, 3/15/03....................       300,000         307,875
  J. Ray McDermott SA, 9.375% Sr.
   Sub. Bonds, 7/15/06........................     1,400,000       1,473,500
  Mariner Energy, Inc., 10.50% Sr. Sub.
   Nts., 8/1/06 /(3)/.........................       925,000         985,125
  Maxus Energy Corp., 11.50% Debs.,
   11/15/15...................................       800,000         848,000
  Mesa Operating Co.:
   0%/11.625% Gtd. Sr. Sub. Disc. Nts.,
    7/1/06 /(8)/..............................     1,050,000         729,750
   10.625% Gtd. Sr. Sub. Nts., 7/1/06.........     1,450,000       1,576,875
  Parker Drilling Corp., 9.75% Gtd. Sr.
   Nts., 11/15/06 /(3)/.......................       150,000         158,625
  Petroleum Heat & Power Co., Inc.:
   12.25% Sub. Debs., 2/1/05..................       157,000         176,232
   9.375% Sub. Debs., 2/1/06..................       850,000         828,750
  TransTexas Gas Corp., 11.50% Sr. Sec.
   Gtd. Nts., 6/15/02.........................     3,300,000       3,584,625
  Triton Energy Corp., 9.75% Sr. Sub.
   Disc. Nts., 12/15/00.......................       200,000         210,000
  Vintage Petroleum, Inc., 9% Sr. Sub.
   Nts., 12/15/05.............................       100,000         103,000
                                                                ------------
                                                                  13,201,078
                                                                ------------
Financial Services -- 4.2%
Banks & Thrifts -- 1.8%
  Bank of America Malaysia, Zero Coupon
   Nts., 7.12%, 4/30/97 /(5)//(7)/ MYR........     1,100,000         425,930
  Chase Malaysia, Zero Coupon Nts.,
   7.203%, 4/25/97 /(5)/ MYR..................     1,000,000         387,455
  Citibank Malaysia Banker's Acceptance,
   Zero Coupon Negotiable CD, 7.169%,
   4/30/97 /(5)/ MYR..........................       500,000         193,567
  First Nationwide Escrow Corp.,
   10.625% Sr. Sub. Nts., 10/1/03 /(3)/.......       750,000         813,750
  Ocwen Financial Corp., 11.875% Nts.,
   10/1/03....................................       800,000         876,000
  PT Inti Indorayon Utama, Zero Coupon
   Promissory Nts., 17.234%,
   2/12/97(5) IDR ............................ 1,800,000,000         748,885
                                                                ------------
                                                                   3,445,587
                                                                ------------
Diversified Financial -- 2.0%
  Aames Financial Corp., 9.125% Sr. Nts.,
   11/1/03....................................       200,000         204,500
  ECM Fund, L.P.I., 14% Sub. Nts.,
   6/10/02 /(4)/..............................       144,131         159,265
  GPA Delaware, Inc., 8.75% Gtd. Nts.,
   12/15/98...................................     1,500,000       1,533,750
  Snap Ltd., 11.50% Sec. Bonds,
   1/29/09 DEM................................     2,070,000       1,359,978
  Wilshire Financial Services Group, Inc.,
   13% Nts., 1/1/04...........................       600,000         606,000
                                                                ------------
                                                                   3,863,493
                                                                ------------
Insurance -- 0.4%
  Veritas Holdings, Inc., 9.625% Sr. Nts.,
   12/15/03 /(3)/.............................       750,000         761,250
                                                                ------------

Housing Related -- 1.4%
Building Materials -- 0.1%
  Building Materials Corp. of America,
   8.625% Sr. Nts., 12/15/06 /(3)/............       165,000         164,587
                                                                ------------

Homebuilders/Real Estate -- 1.3%
  First Place Tower, Inc.:
  9.22% First Mtg. Bonds, 12/15/05 CAD........       300,400         244,863
  Units (each unit consists of one $10
   principal amount of 8.50% cv. sub.
   debs., 12/15/15 and 40 common
   shares)/(11)/ CAD..........................       180,660         270,202
  Saul (B.F.) Real Estate Investment Trust,
   11.625% Sr. Sec. Nts., Series B, 4/1/02....     1,200,000       1,296,000
  Tribasa Toll Road Trust, 10.50% Nts.,
   Series 1993-A, 12/1/11 /(3)/...............       700,000         586,687
                                                                ------------
                                                                   2,397,752
                                                                ------------
Manufacturing -- 2.3%
Aerospace/Electronics/Computers -- 1.2%
  Communications & Power Industries, Inc.,
   12% Sr. Sub. Nts., Series B, 8/1/05........     1,000,000       1,117,500
  Rohr, Inc., 11.625% Sr. Nts., 5/15/03.......       800,000         900,000
  Unisys Corp., 11.75% Sr. Nts., 10/15/04.....       250,000         267,813
                                                                ------------
                                                                   2,285,313
                                                                ------------
Automotive -- 0.9%
  Aftermarket Technology Corp., 12% Sr.
   Sub. Nts., Series B, 8/1/04................       400,000         446,000
  Foamex LP/Foamex Capital Corp.,
   9.50% Gtd. Sr. Sec. Nts., 6/1/00...........       240,000         247,200
  Hayes Wheels International, Inc., 11%
   Sr. Sub. Nts., 7/15/06.....................       400,000         436,000
  Lear Corp., 9.50% Sub. Nts., 7/15/06........       300,000         321,000
  Penda Corp., 10.75% Sr. Nts., Series B,
   3/1/04.....................................       225,000         218,250
                                                                ------------
                                                                   1,668,450
                                                                ------------
Capital Goods -- 0.2%
  Farley, Inc., Zero Coupon Sub. Debs.,
   14.143%, 12/30/12) /(4)//(5)/..............       198,000          22,516
  Mettler Toledo, Inc., 9.75% Gtd. Sr.
   Sub. Nts., 10/1/06.........................       350,000         369,250
                                                                ------------
                                                                     391,766
                                                                ------------
Media -- 11.5%
Broadcasting -- 2.3%
  American Radio Systems Corp., 9% Sr.
   Sub. Nts., 2/1/06..........................       700,000         693,000
  Argyle Television, Inc., 9.75% Sr. Sub.
   Nts., 11/1/05..............................       200,000         203,000
  Outlet Broadcasting, Inc., 10.875% Sr.
   Sub. Nts., 7/15/03 /(12)/..................     1,000,000       1,104,535
  Paxson Communications Corp., 11.625%
   Sr. Sub. Nts., 10/1/02.....................       815,000         855,750
  Summit Communications Group, Inc.,
   10.50% Sr. Sub. Debs., 4/15/05 /(4)/.......       850,000         928,625
  Young Broadcasting, Inc., 9% Sr. Sub.
   Nts., Series B, 1/15/06....................       550,000         537,625
                                                                ------------
                                                                   4,322,535
                                                                ------------
Cable Television -- 5.8%
  American Telecasting, Inc., 0%/14.50%
   Sr. Disc. Nts., 6/15/04 /(8)/..............        50,106          20,794
  Bell Cablemedia plc:
   0%/11.875% Sr. Disc. Nts., 9/15/05 /(8)/...     1,100,000         893,750
   0%/11.95% Sr. Disc. Nts., 7/15/04 /(8)/....     1,700,000       1,496,000

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

December 31, 1996


                                                    Principal     Market Value
                                                    Amount/(1)/     (Note 1)
                                                    -----------   ------------
Corporate Bonds and Notes  (Continued)
Media  (Continued)
Cable Television  (Continued)
  Cablevision Industries Corp., 9.25% Sr.
   Debs., Series B, 4/1/08.....................  $    600,000     $    637,107
  Cablevision Systems Corp.:
   10.50% Sr. Sub. Debs., 5/15/16..............       250,000          260,000
   10.75% Sr. Sub. Debs., 4/1/04...............       500,000          521,250
  Comcast UK Cable Partner Ltd.,
   0%/11.20% Sr. Disc. Debs., 11/15/07 /(8)/...       800,000          574,000
  Diamond Cable Communications plc:
   0%/11.75% Sr. Disc. Nts., 12/15/05 /(8)/....     1,425,000        1,020,656
   0%/13.25% Sr. Disc. Nts., 9/30/04 /(8)/.....       250,000          206,563
  EchoStar Communications Corp.,
   0%/12.875% Sr. Disc. Nts., 6/1/04 /(8)/.....       400,000          333,000
  Helicon Group LP/Helicon Capital Corp.,
   11% Sr. Sec. Nts., Series B, 11/1/03 /(2)/..       885,000          907,125
  International CableTel, Inc.:
   0%/10.875% Sr. Deferred Coupon Nts.,
    10/15/03 /(8)/.............................       100,000           85,250
   0%/12.75% Sr. Deferred Coupon Nts.,
    4/15/05 /(8)/..............................       350,000          263,375
  Rogers Cablesystems Ltd.:
   10% Sr. Sec. Second Priority Debs.,
    12/1/07....................................       200,000          212,000
  11% Sr. Sub. Gtd. Debs., 12/1/15.............       250,000          269,375
  TeleWest plc, 0%/11% Sr. Disc. Debs.,
   10/1/07 /(8)/...............................     4,050,000        2,835,000
  TKR Cable I, Inc., 10.50% Sr. Debs.,
   10/30/07....................................       300,000          324,608
  Videotron Holdings plc, 0%/11% Sr.
   Disc. Nts., 8/15/05 /(8)/...................       250,000          204,375
                                                                  ------------
                                                                    11,064,228
                                                                  ------------
Diversified Media -- 2.5%
  Ackerley Communications, Inc., 10.75%
   Sr. Sec. Nts., Series A, 10/1/03............       750,000          798,750
  GSPI Corp., 10.15% First Mtg. Bonds,
   6/24/10 /(3)/...............................       471,719          443,846
  Heritage Media Corp., 8.75% Sr. Sub.
   Nts., 2/15/06...............................       350,000          337,750
  Katz Media Corp., 10.50% Sr. Sub. Nts.,
   1/15/07 /(3)/...............................       475,000          486,281
  Lamar Advertising Co., 9.625% Sr. Sub.
   Nts., 12/1/06...............................       400,000          416,000
  Panamsat LP/Panamsat Capital Corp.,
   0%/11.375% Sr. Sub. Disc. Nts.,
   8/1/03 /(8)/................................     1,850,000        1,725,125
  Universal Outdoor, Inc.:
   9.75% Sr. Sub. Nts., 10/15/06...............       250,000          258,750
   9.75% Sr. Sub. Nts., 10/15/06 /(3)/.........       250,000          258,125
                                                                  ------------
                                                                     4,724,627
                                                                  ------------
Entertainment/Film -- 0.9%
  Imax Corp., 7% Sr. Nts., 3/1/01 /(6)/........     1,600,000        1,640,000

Other -- 1.3%
Conglomerates -- 0.0%
  Maxxam Group, Inc., 0%/12.25% Sr.
   Sec. Disc. Nts., 8/1/03 /(8)/...............       100,000           85,000

Environmental -- 0.3%
  Allied Waste North America, Inc.,
   10.25% Sr. Sub. Nts., 12/1/06 /(3)/.........       525,000          553,219

Services -- 1.0%
  Coinstar, Inc., Units (each unit consists of
   $1,000 principal amount of 0%/13% sr.
   sub. disc. nts., 10/1/06 and one warrant
   to purchase seven ordinary
   shares)/(4)//(8)//(11)/.....................       750,000          526,500
  Iron Mountain, Inc., 10.125% Sr. Sub.
   Nts., 10/1/06...............................       500,000          532,500
  Protection One Alarm Monitoring, Inc.:
   0%/13.625% Sr. Disc. Nts., 6/30/05 /(8)/....       550,000          525,250
   6.75% Cv. Gtd. Sr. Sub. Nts., 9/15/03.......       390,000          358,800
                                                                  ------------
                                                                     1,943,050
                                                                  ------------
Retail -- 1.9%
Specialty Retailing -- 0.4%
  Eye Care Centers of America, Inc., 12%
   Sr. Nts., 10/1/03...........................       630,000          683,550

Supermarkets -- 1.5%
  Grand Union Co., 12% Sr. Nts., 9/1/04........       800,000          852,000
  Ralph's Grocery Co.:
   10.45% Sr. Nts., 6/15/04....................       250,000          266,875
   10.45% Sr. Nts., 6/15/04....................     1,100,000        1,174,250
  Smith's Food & Drug Centers, Inc.,
   11.25% Sr. Unsec. Sub. Nts., 5/15/07........       550,000          610,500
                                                                  ------------
                                                                     2,903,625
                                                                  ------------
Transportation -- 1.3%
Air Transportation -- 0.4%
  Atlas Air, Inc., 12.25% Pass-Through
   Certificates, 12/1/02.......................       750,000          836,250

Railroads -- 0.9%
  Transtar Holdings LP/Transtar Capital
   Corp., 0%/13.375% Sr. Disc. Nts.,
   Series B, 12/15/03 /(8)/....................     2,200,000        1,771,000

Utilities -- 17.0%
Electric Utilities -- 2.4%
  CalEnergy, Inc., 9.50% Sr. Nts.,
   9/15/06 /(3)/...............................       425,000          440,938
  California Energy, Inc., 0%/10.25% Sr.
   Disc. Nts., 1/15/04 /(8)/...................     1,400,000        1,487,500
  El Paso Electric Co., 9.40% First Mtg. Bonds,
  Series E, 5/1/11.............................     1,000,000        1,075,000
  First PV Funding Corp.:
   10.15% Lease Obligation Bonds, Series
    1986B, 1/15/16.............................       210,000          223,913
   10.30% Lease Obligation Bonds, Series
    1986A, 1/15/14.............................       740,000          789,025
  Subic Power Corp., 9.50% Sr. Sec.
   Nts., 12/28/08..............................       620,689          648,621
                                                                  ------------
                                                                     4,664,997
                                                                  ------------
Telecommunications -- 14.6%
  American Communications Services, Inc.:
   0%/12.75% Sr. Disc. Nts., 4/1/06 /(8)/......       600,000          334,500
   0%/13% Sr. Disc. Nts., 11/1/05 /(8)/........       500,000          297,500
  Arch Communications Group, Inc.,
   0%/10.875% Sr. Disc. Nts., 3/15/08 /(8)/....       200,000          115,250
  Brooks Fiber Properties, Inc.:
   0%/10.875% Sr. Disc. Nts., 3/1/06 /(8)/.....       200,000          134,500
   0%/11.875% Sr. Disc. Nts.,
    11/1/06 /(3)//(8)/.........................     2,050,000        1,317,125
  Celcaribe SA, 0%/13.50% Sr. Sec. Nts.,
   3/15/04 /(4)//(8)/..........................     1,025,000          855,875
  CellNet Data Systems, Inc., 0%/13%
   Sr. Disc. Nts., 6/15/05 /(4)//(8)/..........       600,000          417,000

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

December 31, 1996


                                                      Principal     Market Value
                                                     Amount/(1)/      (Note 1)
                                                     -----------    ------------
Corporate Bonds and Notes  (Continued)
Utilities  (Continued)
Telecommunications  (Continued)
  Cellular Communications International, Inc.,
   Zero Coupon Sr. Disc. Nts.,
   12.376%, 8/15/00 /(5)//(9)//(13)/............    $  3,600,000    $  2,511,000
  Cellular, Inc., 0%/11.75% Sr. Sub. Disc.
   Nts., 9/1/03 /(8)/...........................       2,000,000       1,830,000
  Central Temica Guemes, 12% Bonds,
   11/26/01 /(4)/...............................         200,000         203,000
  Colt Telecom Group plc, Units (each unit
   consists of $1,000 principal amount of
   0%/12% sr. disc. nts., 12/15/06 and
   one warrant to purchase 7.8 ordinary
   shares)/(8)//(11)/...........................       1,100,000         665,500
  Comunicacion Celular SA, 0%/13.125%
   Sr. Deferred Coupon Bonds,
   11/15/03/(8)/................................         875,000         581,875
  Geotek Communications, Inc., 0%/15%
   Sr. Sec. Disc. Nts., 7/15/05 /(8)/...........       1,350,000         857,250
  GST Telecommunications, Inc.,
   0%/13.875% Cv. Sr. Sub. Disc. Nts.,
   12/15/05 /(3)//(8)/..........................         178,000         115,700
  GST USA, Inc., 0%/13.875% Bonds,
   12/15/05 /(8)/...............................       1,499,000         921,885
  Hyperion Telecommunications, Inc.,
   0%/13% Sr. Disc. Nts., Series B,
   4/15/03 /(8)/................................         100,000          57,250
  IntelCom Group (USA), Inc.:
   0%/12.50% Gtd. Sr. Disc. Nts., 5/1/06 /(8)/..         150,000          98,625
   0%/13.50% Sr. Disc. Nts., 9/15/05 /(8)/......       1,550,000       1,108,250
  Metrocall, Inc., 10.375% Sr. Sub. Nts.,
   10/1/07......................................       1,225,000       1,047,375
  MFS Communications Co., Inc.,
   0%/9.375% Sr. Disc. Nts., 1/15/04 /(8)/......       1,650,000       1,443,750
  Occidente y Caribe Celular SA, Units
   (each unit consists of $1,000 principal
   amount of 0%/14% sr. disc. nts., 3/15/04
   and one warrant to purchase 5.709 ordinary
   shares)/(3)//(8)//(11)/......................         300,000         181,500
  Omnipoint Corp.:
   11.625% Sr. Nts., 8/15/06....................         700,000         731,500
   11.625% Sr. Nts., 8/15/06 /(3)/..............         500,000         522,500
  ORBCOMM Global LP/ORBCOMM
   Capital Corp., 14% Sr. Nts., 8/15/04 /(3)/...       1,060,000       1,078,550
  Petersburg Long Distance, Inc.:
   9% Cv. Sub. Nts., 6/1/06 /(3)/...............         170,000         179,350
   Units (each unit consists of $1,000
    principal amount of 0%/14% sr. disc.
    nts., 6/1/04 and one warrant to purchase
    34 ordinary shares)/(3)//(8)//(11)/.........       1,150,000         948,750
  PriCellular Wireless Corp.:
   0%/12.25% Sr. Sub. Disc. Nts.,
   10/1/03 /(8)/................................         500,000         430,000
   0%/14% Sr. Sub. Disc. Nts., 11/15/01 /(8)/...       1,750,000       1,710,625
   10.75% Sr. Nts., 11/1/04 /(3)/...............         800,000         834,000
  Real Time Data, Inc., Units (each unit
   consists of $1,000 principal amount of
   0%/13.50% sub. disc. nts., 8/15/06 and one
   warrant to purchase six ordinary
   shares)/(4)//(8)//(11)/......................       1,900,000       1,045,000
  Sprint Spectrum LP/Sprint Spectrum
   Finance Corp., 0%/12.50% Sr. Disc.
   Nts., 8/15/06 /(8)/..........................       1,350,000         914,625
  Teleport Communications Group, Inc.:
   0%/11.125% Sr. Disc. Nts., 7/1/07 /(8)/......       2,975,000       2,052,750
   9.875% Sr. Nts., 7/1/06......................         300,000         322,500
  USA Mobile Communications, Inc. II,
   9.50% Sr. Nts., 2/1/04.......................         150,000         143,250
  Western Wireless Corp.:
   10.50% Sr. Sub. Nts., 2/1/07 /(3)/...........         350,000         367,063
   10.50% Sr. Sub. Nts., 6/1/06 /(9)/...........       1,400,000       1,471,750
                                                                    ------------
                                                                      27,846,923
                                                                    ------------
  Total Corporate Bonds and Notes
   (Cost $110,703,118)..........................                     116,688,823
                                                                    ------------
                                                          Shares
                                                          ------
Common Stocks -- 1.7%
  Berg Electronics Corp./(3)//(14)/.............          11,246         330,351
  Celcaribe SA/(4)//(14)/.......................         121,950         207,315
  EchoStar Communications Corp.,
   Cl. A/(14)/..................................           4,000          88,000
  ECM Fund, L.P.I./(4)/.........................             150         150,750
  El Paso Electric Co./(14)/....................          12,384          80,496
  Equitable Bag, Inc./(4)//(14)/................           3,723          18,615
  Gillett Holdings, Inc./(4)//(14)/.............          22,355         804,780
  Grand Union Co./(14)/.........................          20,511         102,555
  GST Telecommunications, Inc./(14)/............           8,800          78,100
  J. Ray McDermott SA/(14)/.....................          10,965         241,230
  MFS Communications, Inc./(14)/................             147           8,011
  Omnipoint Corp./(4)//(14)/....................          46,875         857,227
  Triangle Wire & Cable, Inc./(4)//(14)/........          21,111          21,111
  Walter Industries, Inc./(14)/.................          18,455         260,677
                                                                    ------------
  Total Common Stocks
   (Cost $2,637,945)............................                       3,249,218
                                                                    ------------

Preferred Stocks -- 7.9%
  BankAmerica Corp., 8.375%, Series K...........          13,000         328,250
  BankUnited Capital Trust Preferred
   Securities/(3)/..............................             600         600,750
  Cablevision Systems Corp., 8.50% Cum.
   Cv., Series I................................          14,600         299,300
  California Federal Bank, 10.625%
   Non-Cum., Series B...........................           9,500       1,054,500
  CRIIMI MAE, Inc., 10.875% Cum. Cv.
   Preferred Stock, Series B....................          37,000       1,073,000
  Earthwatch, Inc., 12% Cv. Sr. Preferred
   Stock, Series C/(4)//(15)/...................          90,000         900,000
  El Paso Electric Co., 11.40% Series A
   Preferred Stock/(15)/........................           5,367         601,104
  Fidelity Federal Bank, 12% Non-Cum.
   Exchangeable Perpetual Preferred
   Stock, Series A/(4)/.........................          20,000         565,000
  First Nationwide Bank, 11.50%
   Non-Cum......................................           6,000         688,500
  Fresenius Medical Care Trust, 9%
   Preferred Securities.........................       2,260,000       2,305,200
  Glendale Federal Bank, F.S.B., 8.75%
   Non-Cum. Cv., Series E.......................          16,500         969,375
  K-III Communications Corp., $11.625
   Exchangeable, Series B/(4)//(15)/............           8,423         852,849
  Kelley Oil & Gas Corp., $2.625 Cv./(14)/......          13,000         310,375
  Navistar International Corp., $6.00 Cv.,
   Series G.....................................           2,500         141,250
  Panamsat Corp., 12.75% Sr. Preferred
   Exchangeable/(4)//(15)/......................           1,450       1,779,875

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

December 31, 1996


                                                                    Market Value
                                                       Shares         (Note 1)
                                                       ------       ------------
Preferred Stocks  (Continued)
  Pantry Pride, Inc., $14.875
   Exchangeable, Series B.......................           2,000    $    201,000
  Prime Retail, Inc., $19.00 Cv., Series B                 7,000         152,250
  SDW Holdings Corp., 15% Cum. Sr.
   Exchangeable Preferred Stock/(4)/............          37,500       1,312,500
  Walden Residential Properties, Inc.:
   Preferred Stock..............................           5,000         120,625
   9.16% Cv. Preferred Stock, Series B..........          30,000         866,250
                                                                    ------------
  Total Preferred Stocks
   (Cost $13,725,104)...........................                      15,121,953
                                                                    ------------
Other Securities -- 0.6%
  MFS Communications Co., Inc., 8% Cv.
   Depository Shares each Representing
   1/100 Share of Dividend Enhanced
   Convertible Stock (Cost $968,719)............          13,000       1,186,250
                                                                    ------------

                                                          Units
                                                          -----
Rights, Warrants and Certificates -- 0.5%
  American Communications Services,
   Inc. Wts., Exp. 11/05........................             475          42,750
  American Telecasting, Inc. Wts., Exp.
   6/99.........................................           6,000          10,500
  Ames Department Stores, Inc.:
  Excess Cash Flow Payment
   Certificates, Series AG-7A/(4)/..............          12,400             124
   Litigation Trust/(4)/........................          39,658             397
  Australis Media Ltd. Wts., Exp. 5/00/(4)/.....             125               1
  Capital Gaming International, Inc. Wts.,
   Exp. 2/99/(4)/...............................          21,112             327
  CellNet Data Systems, Inc. Wts., Exp.
   6/05 /(3)/...................................           4,800          70,200
  Cellular Communications International,
   Inc. Wts., Exp. 8/03 /(4)/...................           2,920          58,400
  Comunicacion Celular SA Wts., Exp.
   11/03 /(4)/..................................             875          65,625
  Eye Care Centers of America, Inc.
   Wts., Exp. 10/03 /(4)/.......................             630           2,835
  Foamex LP/JPS Automotive Corp.
   Wts., Exp. 7/99 /(4)/........................             500          15,000
  Gaylord Container Corp. Wts., Exp.
   11/02........................................          14,410          88,261
  Geotek Communications, Inc. Wts., Exp.
   7/05.........................................          52,500         131,250
  Hyperion Telecommunications, Inc. Wts.,
   Exp. 4/01 /(4)/..............................             100           2,000
  Icon Health & Fitness, Inc. Wts., Exp.
   11/99 /(4)/..................................             400          20,000
  IHF Holdings, Inc. Wts., Exp. 11/99 /(4)/.....             250          37,500
  In-Flight Phone Corp. Wts., Exp. 8/02.........             950              --
  IntelCom Group, Inc. Wts., Exp. 9/05..........           5,940          53,460
  Jewel Recovery LP, Participation Units
   of Limited Partners' Interest................           2,360              --
  Omnipoint Corp. Wts., Exp. 11/00 /(4)/........           7,500         137,157
  Protection One, Inc. Wts.:
   Exp. 11/03 /(4)/.............................          28,000         175,000
   Exp. 6/05 /(4)/..............................           1,600          13,200
  SDW Holdings Corp., Cl. B Wts., Exp.
   12/06 /(4)/..................................           3,750          48,750
  Trizec Corp. Wts., Exp. 7/99..................           3,970          16,944
  United International Securities Ltd.
   Wts., Exp. 11/99 /(4)/.......................           1,440          28,800
  Venezuela Government Wts., Exp. 4/20..........           1,250              --
                                                                    ------------
  Total Rights, Warrants and
   Certificates (Cost $399,755).................                       1,018,481
                                                                    ------------
                                                   Principal
                                                  Amount/(1)/
                                                  -----------
Structured Instruments -- 3.4%
  Bayerische Landesbank Girozentrale,
   New York Branch, 6.28% Deutsche
   Mark Currency Protected Yield Curve
   CD, 7/25/97................................   $    300,000         298,950
  Canadian Imperial Bank of Commerce,
   New York Branch:
    16.75% CD, 4/16/97 (indexed to the
    Federation GKO, Zero Coupon,
    4/9/97)/(4)/..............................        800,000         797,600
    17% CD, 2/26/97 (indexed to the
    Federation GKO, Zero Coupon,
    2/19/97)/(4)/.............................        250,000         249,625
    17% CD, 4/2/97 (indexed to the
    Russian Federation GKO, Zero Coupon,
    3/26/97)..................................        400,000         399,000
    17.30% CD, 2/26/97 (indexed to the
    Federation GKO, Zero Coupon,
    2/19/97)/(4)/.............................        300,000         299,550
  ING (U.S.) Financial Holdings Corp., Zero
   Coupon:
    Korean Won/U.S. Dollar Linked Nts.,
     10.871%, 6/9/97 /(5)/....................        200,000         185,960
    Nts. Linked to the Greek
     Drachma/Swiss Franc Exchange Rate,
     14.829%, 12/4/97 /(5)/...................        600,000         509,040
    Nts., Linked to Greek Drachma/Swiss
     Franc Exchange Rate, 14.437%,
     12/10/97 /(5)/...........................        285,000         243,048
  Internationale Nederlanden (U.S.) Capital
   Holdings Corp., Zero Coupon:
    Chilean Peso Linked Nts., 11.813%,
     6/23/97 /(5)/............................        420,000         384,468
    Czech Koruna Linked Nts., 11.911%,
     6/26/97 /(5)/............................        350,000         333,585
  Lehman Brothers Holdings:
   U.S. Dollar Nts. Linked to Czech
    Koruna/Swiss Franc, 15%, 12/21/98.........        100,000          99,920
  Zero Coupon, U.S. Dollar Nts. Linked to:
   Czech Koruna/Swiss Franc, 15.411%,
    12/29/97 /(5)/............................        500,000         500,900
   Greek Drachma/Swiss Franc, 15.453%,
    12/26/97 /(5)/............................        400,000         399,440
   Greek Drachma/Swiss Franc, 15.499%,
    12/30/97 /(5)/............................        200,000         200,000
   Greek Drachma/Swiss Franc, 15.639%,
    12/23/97 /(5)/............................        400,000         398,640
  Salomon Brothers, Inc., Zero Coupon
   Brazilian Credit Linked Nts., 12.677%,
   1/3/97 (indexed to the Brazilian National
   Treasury Nts., Zero Coupon, 1/2/97)/(5)/...        800,000         799,680

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

December 31, 1996

                                                   Principal     Market Value
                                                  Amount/(1)/      (Note 1)
                                                  ----------     ------------
Structured Instruments  (Continued)
  Swiss Bank Corp., New York Branch,
   6.05% CD, 6/20/97 (indexed to the
   closing Nikkei 225 Index on 1/23/97, 5 yr.
   & 3 mos. Japanese Yen Swap rate &
   New Zealand Dollar)......................... $    450,000    $    459,225
                                                                ------------
  Total Structured Instruments
   (Cost $6,588,493)...........................                    6,558,631
                                                                ------------

                                        Date     Strike      Contracts
                                        ----     ------      ---------
Put Options Purchased -- 0.0%
 Australian Dollar Put Opt...........   Jan-97   1.28/AUD/      770,000    1,040
 Australian Dollar Put Opt...........   Feb-97   1.282/AUD/     770,000    2,041
 Deutsche Mark Put Opt...............   Feb-97   1.545/DEM/   6,160,000   33,855
 Italy (Republic of) Treasury
  Bonds, Buoni del Tesoro
  Poliennali, 9.50%,
  2/1/06 Put Opt.....................   Jul-97   99.96%/ITL/        480      336
 Japanese Yen Put Opt................   Mar-97   115/JPY/   165,000,000   22,770
 New Zealand Dollar Put Opt..........   Mar-97   1.4286/NZD/    573,000    3,461
 New Zealand Dollar Put Opt..........   Mar-97   1.44/NZD/      205,700      749
 New Zealand Dollar Put Opt..........   Mar-97   1.453NZD       91,500      210
                                                                      ---------
  Total Put Options Purchased
  (Cost $104,672)....................                                    64,462
                                                                      ---------

                                                    Principal     Market Value
                                                   Amount/(1)/      (Note 1)
                                                   -----------    ------------
Repurchase Agreements -- 6.8%
  Repurchase agreement with Goldman,
   Sachs & Co., 6.52%, dated 12/31/96, to be
   repurchased at $12,904,673 on 1/2/97,
   collateralized by U.S. Treasury Nts., 5.50%-
   7.50%, 7/15/99-8/15/05, with a value of
   $13,195,771 (Cost $12,900,000)...............  $ 12,900,000    $ 12,900,000

  Total Investments, at Value
   (Cost $178,526,490)..........................          98.8%    188,944,878
                                                        ------    ------------

  Other Assets Net of Liabilities...............           1.2       2,348,495
                                                        ------    ------------

  Net Assets....................................         100.0%   $191,293,373
                                                        ======    ============


(1) Principal amount is reported in U.S. Dollars, except for those denoted in the following currencies:
        ARP - Argentine Peso                  JPY - Japanese Yen
        AUD - Australian Dollar               MXP - Mexican Peso
        CAD - Canadian Dollar                 MYR - Malaysian Ringgit
        DEM - German Deutsche Mark            NOK - Norwegian Krone
        DKK - Danish Krone                    NZD - New Zealand Dollar
        GBP - British Pound Sterling          PTE - Portuguese Escudo
        IDR - Indonesian Rupiah               SEK - Swedish Krona
        ITL - Italian Lira                    ZAR - South African Rand
(2) Represents the current interest rate for a variable rate security.
(3) Represents securities sold under Rule 144A, which are exempt from registration under the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees. These securities amount to $17,341,932 or 9.07% of the Fund's net assets, at December 31, 1996.
(4) Identifies issues considered to be illiquid - See applicable note of Notes to Financial Statements.
(5) For zero coupon bonds, the interest rate shown is the effective yield on the date of purchase.
(6) Represents the current interest rate for an increasing rate security.
(7) When-issued security to be delivered and settled after December 31, 1996.
(8) Denotes a step bond: a zero coupon bond that converts to a fixed or variable interest rate at a designated future date.
(9) A sufficient amount of securities has been designated to cover outstanding written call options, as follows:

                                               Contracts/
                                                Principal
                                                 Subject        Expiration       Exercise         Premium       Market Value
                                                 To Call           Date           Price           Received         (Note 1)
                                                 -------           ----           -----           --------         --------
      Call option on Australian Dollar           626,780           Jan-97        1.2285/AUD/      $ 4,043         $     63
      Call option on British Pound Sterling      300,000           Jan-97         1.632/GBP/        6,756           23,970
      Call option on British Pound Sterling      600,000           Mar-97          1.69/GBP/       11,040           20,004
      Call option on British Pound Sterling      200,000           Mar-97          1.71/GBP/        3,906            6,220
      Call option on Morocco (Kingdom of)
      Loan Participation Agreement,
      Tranche A, 6.437%, 1/01/09                 990,000           Jan-97        179.88%           10,791           29,700
      Call option on New Zealand Dollar          205,700           Mar-97        1.4194/NZD/        1,327            1,483
      Call option on New Zealand Dollar          573,000           Mar-97        1.4124/NZD/        3,782            3,364
      Call option on New Zealand Dollar           91,500           Mar-97        1.4276/NZD/          640              866
                                                                                                  -------          -------
                                                                                                 $ 42,285         $ 85,670
                                                                                                  =======          =======

(10) Non-income producing - issuer is in default of interest payment.
(11) Units may be comprised of several components, such as debt and equity and/or warrants to purchase equity at some point in the future. For units which represent debt securities, principal amount disclosed represents total underlying principal.
(12) Securities with an aggregate market value of $104,535 are held in collateralized accounts to cover initial margin requirements on open futures sales contracts. See applicable note of Notes to Financial Statements.
(13) A sufficient amount of securities has been designated to cover outstanding forward foreign currency exchange contracts. Seeapplicable note of Notes to Financial Statements.
(14) Non-income producing security.
(15) Interest or dividend is paid in kind.

                      See Notes to Financial Statements.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

December 31,1996

                     Contracts/
                     Principal                                         Market
                      Subject   Expiration   Exercise     Premium      Value
                      To Call      Date       Price       Received    (Note 1)
                      -------      ----       -----       --------    --------
Call option on
  Australian Dollar   626,780     Jan-97     1.2285/AUD/   $  4,043    $     63
Call option on
  British Pound
  Sterling            300,000     Jan-97      1.632/GBP/      6,756      23,970
Call option on
  British Pound
  Sterling            600,000     Mar-97       1.69/GBP/     11,040      20,004
Call option on
  British Pound
  Sterling            200,000     Mar-97       1.71/GBP/      3,906       6,220
Call option on
  Morocco (Kingdom
  of) Loan
  Participation
  Agreement, Tranche
  A, 6.437%, 1/01/09  990,000     Jan-97     179.88%         10,791      29,700
Call option on
  New Zealand Dollar  205,700     Mar-97     1.4194/NZD/      1,327       1,483
Call option on
  New Zealand Dollar  573,000     Mar-97     1.4124/NZD/      3,782       3,364
Call option on
  New Zealand Dollar   91,500     Mar-97     1.4276/NZD/        640         866
                                                           --------    --------
                                                           $ 42,285    $ 65,670
                                                           ========    ========

(10)Non-income producing - issuer is in default of interest payment.
(11)Units may be comprised of several components, such as debt and equity and/or warrants to purchase equity at some point in the future. For units which represent debt securities, principal amount disclosed represents total underlying principal.
(12)Securities with an aggregate market value of $104,535 are held in collateralized accounts to cover minimal margin requirements on open futures sales contracts. See applicable note of Notes to Financial Statements.
(13)A Sufficient amount of securities has been designed to cover outstanding forward foreign currency exchange contracts. See applicable note Of Notes to Financial Statements.
(14)Non-income producing security.
(15)Interest or dividend is paid in kind.


                      See Notes to Financial Statements.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund

STATEMENT OF INVESTMENTS
December 31, 1996

                                                    Principal     Market Value
                                                      Amount         (Note 1)
                                                    ---------     ------------
Convertible Corporate Bonds and Notes -- 0.7%
  Danka Business Systems plc, 6.75%
   Cv. Sub. Nts., 4/1/02 /(1)/..................  $    800,000    $  1,083,000
  Southern Pacific Funding Corp., 6.75%
   Cv. Sub. Nts., 10/15/06......................     1,000,000       1,068,750
  United Waste Systems, Inc., 4.50% Cv.
   Sub. Nts., 6/1/01 /(2)/......................     2,000,000       2,392,500
                                                                  ------------
  Total Convertible Corporate Bonds and
   Notes (Cost $3,800,000)......................                     4,544,250
                                                                  ------------
                                                    Shares
                                                    ------
Common Stocks -- 78.1%
Consumer Cyclicals -- 14.1%
Autos & Housing -- 0.3%
  Alrenco, Inc./(3)/............................        42,000         446,250
  NHP, Inc./(3)/................................        75,000       1,162,500
                                                                  ------------
                                                                     1,608,750
                                                                  ------------
Leisure & Entertainment -- 4.8%
  Applebee's International, Inc.................       120,000       3,300,000
  CKE Restaurants, Inc..........................       230,000       8,280,000
  HFS, Inc./(3)/................................        80,000       4,780,000
  International Game Technology.................       220,000       4,015,000
  Landry's Seafood Restaurants, Inc./(3)/.......       200,000       4,275,000
  Rainforest Cafe, Inc./(3)/....................        75,000       1,762,500
  Regal Cinemas, Inc./(3)/......................        99,900       3,071,925
                                                                  ------------
                                                                    29,484,425
                                                                  ------------
Media -- 1.6%
  Chancellor Broadcasting Co., Cl. A/(3)/.......        58,900       1,398,875
  Evergreen Media Corp., Cl. A/(3)/.............        50,000       1,250,000
  Getty Communications plc, ADR/(3)/............       130,000       1,950,000
  Infinity Broadcasting Corp., Cl. A/(3)/.......        60,000       2,017,500
  Raster Graphics, Inc./(3)/....................       220,000       2,612,500
  SFX Broadcasting, Inc., Cl. A/(3)/............        23,200         690,200
                                                                  ------------
                                                                     9,919,075
                                                                  ------------
Retail: General -- 3.1%
  Fila Holding SpA, Sponsored ADR...............        40,000       2,325,000
  Meyer (Fred), Inc./(3)/.......................        97,000       3,443,500
  Nautica Enterprises, Inc./(3)/................       105,000       2,651,250
  North Face, Inc. (The)/(3)/...................       115,000       2,213,750
  Vans, Inc./(3)/...............................       350,000       4,375,000
  Wolverine World Wide, Inc.....................       133,500       3,871,500
                                                                  ------------
                                                                    18,880,000
                                                                  ------------
Retail: Specialty -- 4.3%
  Abercrombie & Fitch Co., Cl. A/(3)/...........        24,800         409,200
  Central Garden & Pet Co./(3)/.................       230,000       4,844,375
  Corporate Express, Inc./(3)/..................        62,500       1,839,844
  CUC International, Inc./(3)/..................       300,000       7,125,000
  Linens 'N Things, Inc./(3)/...................       200,500       3,934,812
  Petco Animal Supplies, Inc./(3)/..............       135,000       2,801,250
  Staples, Inc./(3)/............................        61,250       1,106,328
  TJX Cos., Inc.................................        90,000       4,263,750
                                                                  ------------
                                                                    26,324,559
                                                                  ------------
Consumer Non-Cyclicals -- 21.9%
Food -- 1.6%
  Richfood Holdings, Inc........................       150,000       3,637,500
  Safeway, Inc./(3)/............................       150,000       6,412,500
                                                                  ------------
                                                                    10,050,000
                                                                  ------------
Healthcare/Drugs -- 7.3%
  Agouron Pharmaceuticals, Inc./(3)/............        30,000       2,032,500
  Alpha-Beta Technology, Inc./(3)/..............       126,900       1,340,381
  BioChem Pharma, Inc./(3)/.....................       165,000       8,291,250
  Biogen, Inc./(3)/.............................       200,000       7,750,000
  Dura Pharmaceuticals, Inc./(3)/...............       180,000       8,595,000
  Incyte Pharmaceuticals, Inc./(3)/.............        80,000       4,120,000
  Millennium Pharmaceuticals, Inc./(3)/.........       100,000       1,737,500
  Nuerocrine Biosciences, Inc./(3)/.............       105,000       1,050,000
  Physician Support Systems, Inc./(3)/..........       220,000       4,235,000
  SangStat Medical Corp./(3)/...................       220,000       5,830,000
                                                                  ------------
                                                                    44,981,631
                                                                  ------------
Healthcare/Supplies & Services -- 11.1%
  AmeriSource Health Corp., Cl. A/(3)/..........       165,500       7,985,375
  Apache Medical Systems, Inc./(3)/.............        50,000         534,375
  Biosource International, Inc./(3)/............         7,500          51,562
  Capstone Pharmacy Services, Inc./(3)/.........       190,000       2,161,250
  Cardinal Health, Inc..........................        97,500       5,679,375
  Cardiovascular Dynamics, Inc./(3)/............       139,700       1,816,100
  ESC Medical Systems Ltd./(3)/.................       107,100       2,731,050
  FPA Medical Management, Inc./(3)/.............       230,000       5,146,250
  HEALTHSOUTH Corp./(3)/........................       170,000       6,566,250
  Hologic, Inc./(3)/............................        50,000       1,237,500
  IMPATH, Inc./(3)/.............................       135,000       2,531,250
  Integ, Inc./(3)/..............................       126,500       1,233,375
  MedPartners, Inc./(3)/........................       150,000       3,150,000
  OccuSystems, Inc./(3)/........................        45,000       1,215,000
  Omnicare, Inc.................................       153,600       4,934,400
  Orthodontic Centers of America, Inc./(3)/.....       120,000       1,920,000
  Pediatrix Medical Group, Inc./(3)/............       127,500       4,701,562
  PhyCor, Inc./(3)/.............................        97,500       2,766,562
  Renal Treatment Centers, Inc./(3)/............       200,000       5,100,000
  Total Renal Care Holdings, Inc./(3)/..........       197,600       7,163,000
                                                                  ------------
                                                                    68,624,236
                                                                  ------------
Household Goods -- 1.3%
  Blyth Industries, Inc./(3)/...................       170,000       7,756,250
  Nu Skin Asia Pacific, Inc., Cl. A/(3)/........         7,500         231,562
                                                                  ------------
                                                                     7,987,812
                                                                  ------------
Tobacco -- 0.6%
  Swisher International Group, Inc., Cl. A/(3)/.       225,000       3,571,875
                                                                  ------------

Energy -- 2.8%
  Calpine Corp./(3)/............................       225,000       4,500,000
  Diamond Offshore Drilling, Inc./(3)/..........        76,900       4,383,300
  Energy Ventures, Inc./(3)/....................       100,200       5,097,675
  Nabors Industries, Inc./(3)/..................       150,000       2,887,500
  NUMAR Corp./(3)/..............................        51,000         698,063
                                                                  ------------
                                                                    17,566,538
                                                                  ------------
Financial -- 5.3%
Diversified Financial -- 2.8%
  Associates First Capital Corp., Cl. A.........       161,000       7,104,125
  Concord EFS, Inc./(3)/........................       100,000       2,825,000
  Green Tree Financial Corp.....................        85,000       3,283,125
  Southern Pacific Funding Corp./(3)/...........       130,000       4,046,250
                                                                  ------------
                                                                    17,258,500
                                                                  ------------
Insurance -- 2.5%
  Berkley (W.R.) Corp...........................        30,000       1,522,500
  CapMAC Holdings, Inc..........................       100,600       3,332,375
  Conseco, Inc..................................       100,000       6,375,000
  Executive Risk, Inc...........................       120,000       4,440,000
                                                                  ------------
                                                                    15,669,875
                                                                  ------------
Industrial -- 8.8%
Electrical Equipment -- 0.4%
  Honeywell, Inc................................        40,000       2,630,000
Industrial Services -- 6.3%
  Abacus Direct Corp./(3)/......................        80,000       1,500,000
  Affiliated Computer Services, Inc., Cl. A/(3)/       160,000       4,760,000
  CIBER, Inc./(3)/..............................        63,000       1,890,000
  Corrections Corp. of America/(3)/.............       100,000       3,062,500

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund

December 31, 1996


                                                                  Market Value
                                                     Shares         (Note 1)
                                                     ------       ------------
Common Stocks  (Continued)
Industrial  (Continued)
Industrial Services  (Continued)
  CORT Business Services Corp./(3)/.............     106,800      $  2,202,750
  Danka Business Systems plc,
   Sponsored ADR................................      70,000         2,476,250
  May & Speh, Inc./(3)/.........................      34,900           427,525
  Precision Response Corp./(3)/.................      85,000         2,985,625
  SITEL Corp./(3)/..............................     152,200         2,168,850
  Tetra Technologies, Inc./(3)/.................     125,000         3,156,250
  Transaction Systems Architects, Inc., Cl. A/(3)/    92,000         3,059,000
  United Waste Systems, Inc./(3)/...............      94,000         3,231,250
  USA Waste Services, Inc./(3)/.................     171,300         5,460,188
  Whittman-Hart, Inc./(3)/......................     110,000         2,818,750
                                                                  ------------
                                                                    39,198,938
                                                                  ------------
Manufacturing -- 2.1%
  PRI Automation, Inc./(3)/.....................      70,000         3,185,000
  RockShox, Inc./(3)/...........................     200,000         2,900,000
  U.S. Filter Corp./(3)/........................     208,600         6,623,050
                                                                  ------------
                                                                    12,708,050
                                                                  ------------
Technology -- 24.0%
Computer Hardware -- 0.5%
  Cascade Communications Corp./(3)/.............      60,000         3,307,500
                                                                  ------------

Computer Software -- 10.7%
  Adobe Systems, Inc............................      50,000         1,868,750
  Aspen Technologies, Inc./(3)/.................      70,000         5,617,500
  Centennial Technologies, Inc./(3)/............      55,000         2,860,000
  Computer Associates International, Inc........     135,000         6,716,250
  CyberMedia, Inc./(3)/.........................     100,300         1,579,725
  Eidos plc, Sponsored ADR/(3)/.................     100,000         1,200,000
  First Data Corp...............................      67,576         2,466,524
  HBO & Co......................................      70,000         4,156,250
  Indus Group, Inc. (The)/(3)/..................      75,000         1,931,250
  Informix Corp./(3)/...........................      50,000         1,018,750
  Legato Systems, Inc./(3)/.....................      60,000         1,957,500
  Mecon, Inc./(3)/..............................      55,000           364,375
  Oracle Corp./(3)/.............................      67,500         2,818,125
  Pure Atria Corp./(3)/.........................      51,400         1,272,150
  Rational Software Corp./(3)/..................      87,500         3,461,719
  Rogue Wave Software, Inc./(3)/................     200,000         3,150,000
  SELECT Software Tools Ltd. ADR/(3)/...........     220,000         4,015,000
  Sunquest Information Systems, Inc./(3)/.......      50,000           712,500
  Systemsoft Corp./(3)/.........................     100,000         1,487,500
  Transition Systems, Inc./(3)/.................      40,000           565,000
  Vantive Corp./(3)/............................      70,000         2,187,500
  Verilink Corp./(3)/...........................     175,000         5,818,750
  Versant Object Technology Corp./(3)/..........     200,000         3,725,000
  Visigenic Software, Inc./(3)/.................     235,000         3,583,750
  White Pine Software, Inc./(3)/................     183,000         1,326,750
                                                                  ------------
                                                                    65,860,618
                                                                  ------------
Electronics -- 4.0%
  Altera Corp./(3)/.............................      50,000         3,634,375
  ESS Technology, Inc./(3)/.....................     175,000         4,921,875
  Nokia Corp., A Shares, Sponsored ADR..........      85,000         4,898,125
  Sawtek, Inc./(3)/.............................      95,100         3,768,338
  SDL, Inc./(3)/................................     165,000         4,331,250
  Waters Corp./(3)/.............................     100,000         3,037,500
                                                                  ------------
                                                                    24,591,463
                                                                  ------------
Telecommunications-Technology -- 8.8%
  Ascend Communications, Inc./(3)/..............      40,000         2,485,000
  Cisco Systems, Inc./(3)/......................     115,000         7,316,875
  Converse Technology, Inc./(3)/................     170,000         6,428,125
  Davox Corp./(3)/..............................      60,000         2,475,000
  LCI International, Inc./(3)/..................     120,600         2,592,900
  Newbridge Networks Corp./(3)/.................     130,000         3,672,500
  PageMart Wireless, Inc., Cl. A/(3)/...........     103,100           683,038
  Periphonics Corp./(3)/........................     205,800         6,019,650
  Sterling Commerce, Inc./(3)/..................      45,500         1,603,875
  Tel-Save Holdings, Inc./(3)/..................     100,000         2,900,000
  Teledata Communications Ltd./(3)/.............     240,000         5,520,000
  Tellabs, Inc./(3)/............................     160,000         6,020,000
  U.S. Robotics Corp./(3)/......................      95,000         6,840,000
                                                                  ------------
                                                                    54,556,963
                                                                  ------------
Utilities -- 1.2%
  ACC Corp./(3)/................................      58,200         1,760,550
  Advanced Fibre Communications, Inc./(3)/......      45,000         2,503,125
  West TeleServices Corp./(3)/..................     125,200         2,848,300
                                                                  ------------
                                                                     7,111,975
                                                                  ------------
  Total Common Stocks
   (Cost $377,931,267)..........................                   481,892,783
                                                                  ------------
                                                      Units
                                                      -----
Rights, Warrants and Certificates -- 0.0%
  PerSeptive Biosystems, Inc. Wts., Exp. 9/03
   (Cost $0)                                             961                --
                                                                  ------------
                                                   Principal
                                                     Amount
                                                   ---------
Repurchase Agreements -- 22.3%
  Repurchase agreement with PaineWebber,
   Inc., 6.50%, dated 12/31/96, to be
   repurchased at $15,905,742 on 1/2/97,
   collateralized by U.S. Treasury Nts., 5.75%-
   8.75%, 9/30/97-8/31/00, with a value of
   $16,394,610..................................$ 15,900,000      $ 15,900,000
  Repurchase agreement with Goldman, Sachs
   & Co., 6.52%, dated 12/31/96, to be
   repurchased at $122,144,227 on 1/2/97,
   collateralized by U.S. Treasury Nts., 5.50%-
   7.50%, 7/15/99-8/15/05, with a value of
   $124,899,505................................. 122,100,000       122,100,000
                                                                  ------------
  Total Repurchase Agreements
   (Cost $138,000,000)                                             138,000,000
                                                                  ------------
  Total Investments, at Value
   (Cost $519,731,267)                                 101.1%      624,437,033
                                                      ------      ------------
  Liabilities in Excess of Other Assets                 (1.1)       (7,044,761)
                                                      ------      ------------
  Net Assets                                           100.0%     $617,392,272
                                                      ======      ============


(1) Identifies issues considered to be illiquid - See applicable note 6 of Notes to Financial Statements.
(2) Represents securities sold under Rule 144A, which are exempt from registration under the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees. These securities amount to $2,392,500 or 0.39% of the Fund's net assets, at December 31, 1996.
(3) Non-income producing security.

                      See Notes to Financial Statements.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund

STATEMENT OF INVESTMENTS
December 31, 1996

                                                 Principal     Market Value
                                                 Amount(1)       (Note 1)
                                                 ---------     ------------
Foreign Government Obligations -- 0.9%
 Bonos de la Tesoreria de la Federacion,
 Zero Coupon, 36.92%, 4/3/97 (Cost
  $5,151,307)(2) MXP.........................  $ 41,760,000    $  4,978,611
                                                               ------------

                                                  Shares
                                                  ------
Common Stocks -- 88.1%
Basic Materials -- 2.4%
Chemicals -- 0.7%
 Minerals Technologies, Inc..................       100,000       4,100,000
                                                               ------------
Gold -- 0.9%
 Newmont Mining Corp.........................       120,500       5,392,375
                                                               ------------
Metals -- 0.8%
 Cia de Minas Buenaventura SA,
  Sponsored ADR..............................        46,000         787,750
 Cia Vale Do Rio Doce, Preference............        31,000         596,674
  Freeport-McMoRan Copper & Gold,
   Inc., Cl. B...............................       107,000       3,196,625
                                                               ------------
                                                                  4,581,049
                                                               ------------
Consumer Cyclicals -- 12.6%
Autos & Housing -- 2.9%
 Brazil Realty SA, GDR/(3)(4)/...............        60,000       1,140,000
 IRSA Inversiones y Representaciones SA......     1,028,807       3,303,052
 Mahindra & Mahindra Ltd., GDR/(4)/..........       200,000       2,350,000
 Porsche AG, Preference/(3)/.................         9,750       8,699,093
 Solidere, GDR/(3)/..........................       100,000       1,145,000
                                                               ------------
                                                                 16,637,145
                                                               ------------
Leisure & Entertainment -- 4.0%
 Nintendo Co. Ltd............................       275,000      19,641,164
 Resorts World Berhad........................       770,000       3,506,228
                                                               ------------
                                                                 23,147,392
                                                               ------------
Media -- 0.8%
 News Corp. Ltd., ADR........................       150,000       3,131,250
 Reuters Holdings plc, Series B, ADR.........        20,000       1,530,000
                                                               ------------
                                                                  4,661,250
                                                               ------------
Retail: General -- 0.2%
 PT Matahari Putra Prima.....................     1,000,000       1,164,021
                                                               ------------
Retail: Specialty -- 4.7%
 Adidas AG...................................        25,000       2,157,537
 Giordano International Ltd..................     2,100,000       1,791,856
 Jusco Co....................................        85,000       2,878,005
 Reebok International Ltd....................        80,000       3,360,000
 Wella AG....................................        24,305      12,932,310
 Wolford AG..................................        33,600       4,060,690
                                                               ------------
                                                                 27,180,398
                                                               ------------
Consumer Non-Cyclicals -- 15.5%
Beverages -- 2.2%
 Allied Domecq plc...........................       344,400       2,702,005
 Hellenic Bottling Co., SA...................        35,000       1,121,458
 Panamerican Beverages, Inc., Cl. A..........       100,000       4,687,500
 South African Breweries Ltd.................       178,900       4,532,265
                                                               ------------
                                                                 13,043,228
                                                               ------------
Food -- 0.6%
 Dairy Farm International Holdings Ltd.......     1,186,000         954,730
 Disco SA, Sponsored ADR/(3)/................        93,200       2,632,900
                                                               ------------
                                                                  3,587,630
                                                               ------------
Healthcare/Drugs -- 8.3%
 Amgen, Inc./(3)/............................       100,000       5,437,500
 Astra AB Free, Series A.....................       100,000       4,935,541
 BioChem Pharma, Inc./(3)/...................       125,000       6,281,250
 Genzyme Corp./(3)/..........................       220,800       4,802,400
 Gilead Sciences, Inc./(3)/..................        72,700       1,817,500
 Glaxo Wellcome plc, Sponsored ADR...........       400,000      12,700,000
 Johnson & Johnson...........................        23,000       1,144,250
 Novartis AG/(3)/............................         4,266       4,870,541
 Sanofi SA...................................        60,000       5,955,293
                                                               ------------
                                                                 47,944,275
                                                               ------------
Healthcare/Supplies & Services -- 3.0%
 Gehe AG.....................................        69,990       4,489,307
 Rhoen-Klinikum AG, Preference, Non-vtg......         4,820         476,962
 United States Surgical Corp.................       315,500      12,422,812
                                                               ------------
                                                                 17,389,081
                                                               ------------
Tobacco -- 1.4%
 B.A.T. Industries plc.......................       600,000       4,979,692
 Philip Morris Cos., Inc.....................        20,000       2,252,500
 PT Gudang Garam/(3)/........................        79,500         343,238
 PT Hanjaya Mandala Sampoerna/(3)/...........       100,000         533,333
                                                               ------------
                                                                  8,108,763
                                                               ------------
Energy -- 6.4%
Energy Services & Producers -- 2.9%..........
 Coflexip SA, Sponsored ADR/(3)/.............       105,000       2,756,250
 Global Marine, Inc./(3)/....................       117,500       2,423,437
 Transocean Offshore, Inc....................       135,459       8,483,120
 Western Atlas, Inc./(3)/....................        49,300       3,494,138
                                                               ------------
                                                                 17,156,945
                                                               ------------
Oil-Integrated -- 3.5%
 British Petroleum Co. plc, ADR..............        25,442       3,596,863
 Gulf Canada Resources Ltd./(3)/.............       565,600       4,126,500
 Lukoil Oil Co., Sponsored ADR...............        66,900       3,005,502
 Petroleo Brasileiro SA, Preference..........    34,132,000       5,436,324
 Renaissance Energy Ltd./(3)/................        45,800       1,558,797
 Unocal Corp.................................        64,000       2,600,000
                                                               ------------
                                                                 20,323,986
                                                               ------------
Financial -- 17.1%
Banks -- 11.6%
 ABN Amro Holding NV.........................        70,000       4,548,668
 Banco Bradesco SA, Preference...............   455,260,951       3,299,142
 Banco Frances del Rio de la Plata SA,
  Sponsored ADR..............................        63,250       1,739,375
 Banco Latinoamericano de
  Exportaciones SA, Cl. E....................        80,000       4,060,000
 Banque Libanaise Pour Le Comm SAL,
  GDR, Cl. B/(3)/............................        50,000         607,500
 Barclays plc................................       300,414       5,148,666
 Chase Manhattan Corp. (New).................        52,000       4,641,000
 Cie Financiere de Paribas, Series A.........       180,000      12,149,489
 Citicorp....................................        45,000       4,635,000
 HSBC Holdings plc...........................       154,836       3,312,912
 Industrial Credit & Investment Corp.
  of India Ltd. (The), GDR/(3)(4)/...........       162,500       1,584,375
 Industrial Finance Corp.....................       758,100       2,054,909
 Merita Ltd., Cl. A/(3)/.....................     2,000,000       6,205,237
 Northern Trust Corp.........................        37,400       1,355,750
 PT Panin Bank...............................       387,000         442,286
 Societe Generale............................       110,000      11,870,191
                                                               ------------
                                                                 67,654,500
                                                               ------------
Diversified Financial -- 2.9%
 American Express Co.........................        24,500       1,384,250
 First NIS Regional Fund/(5)/................       180,000       2,115,000
 ING Groep NV................................        90,432       3,251,865
 MBNA Corp...................................        55,000       2,282,500
 Merrill Lynch & Co., Inc....................        30,000       2,445,000

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund

December 31, 1996

                                                                Market Value
                                                    Shares        (Note 1)
                                                    ------      ------------
Common Stocks (Continued)
Financial (Continued)
Diversified Financial (Continued)
 Promise Co. Ltd./(3)/.......................         40,000    $  1,964,332
 Takefuji Corp./(3)/.........................         50,000       3,596,967
                                                                ------------
                                                                  17,039,914
                                                                ------------
Insurance -- 2.6%
 American International Group, Inc...........         35,000       3,788,750
 National Mutual Asia Ltd....................      2,634,000       2,502,897
 Reinsurance Australia Corp. Ltd.............      2,283,000       8,885,089
                                                                ------------
                                                                  15,176,736
                                                                ------------
Industrial -- 11.3%
Electrical Equipment -- 0.4%
 FORE Systems, Inc./(3)/.....................         38,000       1,249,250
 Ushio, Inc..................................        100,000       1,085,552
                                                                ------------
                                                                   2,334,802
                                                                ------------
Industrial Services -- 5.6%
 Adecco SA...................................         17,000       4,254,048
 Boskalis Westminster........................        150,000       3,035,143
 IHC Caland NV...............................         45,000       2,567,731
 PT Citra Marga Nusaphala Persada............      2,331,000       1,825,333
 Rentokil Group plc..........................        700,000       5,276,041
 VBH Holding AG..............................        247,000       5,489,391
 WPP Group plc...............................      2,290,100       9,964,274
                                                                ------------
                                                                  32,411,961
                                                                ------------
Manufacturing -- 4.1%
 Bic Corp....................................         24,200       3,621,572
 Bobst Bearers AG............................          2,000       2,696,018
 Bombardier, Inc., Cl. B.....................        250,000       4,614,589
 Hutchison Whampoa Ltd.......................        751,000       5,898,290
 Powerscreen International plc...............        730,100       7,066,238
                                                                ------------
                                                                  23,896,707
                                                                ------------
Transportation -- 1.2%
 Brambles Industries Ltd.....................        180,000       3,509,811
 Guangshen Railway Co. Ltd., Sponsored
  ADR/(3)/...................................        180,000       3,712,500
                                                                ------------
                                                                   7,222,311
                                                                ------------
Technology -- 16.4%
Aerospace/Defense -- 1.7%
 Rolls-Royce plc.............................      2,210,075       9,729,659
                                                                ------------

Computer Software -- 6.4%
 Cap Gemini SA/(3)/..........................        205,000       9,893,653
 Computer Associates International, Inc......         60,000       2,985,000
 First Data Corp.............................        174,236       6,359,614
 Ines Corp...................................         42,000         611,528
 Microsoft Corp./(3)/........................         70,000       5,783,750
 Misys plc...................................        201,600       3,836,737
 Oracle Corp./(3)/...........................        117,900       4,922,325
 SAP AG, Preference..........................         20,000       2,748,670
                                                                ------------
                                                                  37,141,277
                                                                ------------
Electronics -- 3.7%
 Advanced Semiconductor Engineering,
  Inc., GDR..................................        102,420       1,003,716
 Intel Corp..................................         20,000       2,618,750
 Keyence Corp................................         25,000       3,080,038
 SGS-Thomson Microelectronics NV/(3)/........        200,000      14,000,000
 Taiwan Semiconductor Manufacturing
  Co./(3)(5)/................................        512,000       1,051,926
                                                                ------------
                                                                  21,754,430
                                                                ------------
Telecommunications-Technology -- 4.6%
 Ascend Communications, Inc./(3)/............         18,800       1,167,950
 Cisco Systems, Inc./(3)/....................         74,600       4,746,425
 Korea Mobile Telecommunications Corp........          3,000       3,029,734
 Millicom International Cellular SA/(3)/.....         90,000       2,891,250
 Millicom, Inc./(3)/.........................         25,000              --
 QUALCOMM, Inc./(3)/.........................        130,700       5,211,663
 Telecom Italia Mobile SpA...................      1,819,700       4,600,230
 Telecom Italia SpA..........................      2,000,000       5,194,463
                                                                ------------
                                                                  26,841,715
                                                                ------------
Utilities -- 6.4%
Electric Utilities -- 0.7%
 Empresa Nacional de Electricidad SA.........         60,000       4,269,542
                                                                ------------
Gas Utilities -- 0.3%
 Gazprom, ADR/(3)(4)/........................        110,000       1,933,250
                                                                ------------
Telephone Utilities -- 5.4%
 CPT Telefonica del Peru SA, Cl. B...........      3,400,031       6,362,708
 PLD Telekom, Inc./(3)/......................        159,900         979,388
 Portugal Telecom SA.........................        144,000       4,099,709
 SBC Communications, Inc.....................        128,500       6,649,875
 Telecomunicacoes Brasileiras SA,
  Preference.................................    172,548,000      13,284,509
                                                                ------------
                                                                  31,376,189
                                                                ------------
 Total Common Stocks
  (Cost $436,933,605)........................                    513,200,531
                                                                ------------
Preferred Stocks -- 1.7%
 Marschollek, Lautenschlaeger und Partner-VO,
  Non-vtg. Preferred Stock (Cost $5,017,476).         70,257       9,755,960
                                                                ------------
                                                    Units
                                                    -----
Rights, Warrants and Certificates -- 0.0%
 American Satellite Network, Inc. Wts.,
  Exp. 6/99 (Cost $0)........................          6,250              --
                                                                ------------
                                                  Principal
                                                    Amount
                                                    ------
Repurchase Agreement -- 10.4%
 Repurchase agreement with Goldman,
  Sachs & Co., 6.52%, dated 12/31/96,
  to be repurchased at $60,521,914 on
  1/2/97, collateralized by U.S.
  Treasury Nts., 5.50%- 7.50%, 7/15/99-
  8/15/05, with a value of $61,887,142
  (Cost $60,500,000).........................   $ 60,500,000      60,500,000

 Total Investments, at Value
  (Cost $507,602,388)........................          101.1%    588,435,102
                                                      ------    ------------
 Liabilities in Excess of Other Assets.......           (1.1)     (6,354,913)
                                                      ------    ------------
 Net Assets                                            100.0%   $582,080,189
                                                      ======    ============

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund

December 31, 1996


(1) Principal amount is reported in U.S. Dollars, except for those denoted in the following currency - MXP - Mexican Peso
(2) For zero coupon bonds, the
    interest rate shown is the effective yield on the date of purchase.
(3) Non-income producing security.
(4) Represents securities sold under Rule 144A, which are exempt from registration under the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees. These securities amount to $7,007,625 or 1.21% of the Fund's net assets, at December 31, 1996.
(5) Identifies issues considered to be illiquid - See applicable note of Notes to Financial Statements.

Affiliated company. Represents ownership of at least 5% of the voting securities of the issuer and is or was an affiliate, as defined in the Investment Company Act of 1940, at or during the period ended December 31, 1996. There were no affiliate securities held as of December 31, 1996. Transactions during the period in which the issuer was an affiliate are as follows:

                              Balance                                                                  Balance
                         December 31, 1995       Gross Additions         Gross Reductions         December 31, 1996
                         -----------------       ---------------         ----------------         -----------------       Dividend
                         Shares       Cost       Shares     Cost         Shares      Cost         Shares       Cost        Income
------------------------------------------------------------------------------------------------------------------------------------

Pharmavit GDS..........  114,000   $1,401,000      --      $  --         114,000   $1,401,000       --        $  --         $  --

Distribution of investments by country of issue, as a percentage of total investments at value, is as follows:

Country                                                                                    Market Value                 Percent
-------                                                                                    ------------                 -------
United States.......................................................................       $ 186,544,759                  31.7%
Great Britain.......................................................................          66,530,176                  11.3
France..............................................................................          60,246,448                  10.2
Germany.............................................................................          46,749,230                   7.9
Japan...............................................................................          32,857,584                   5.6
Brazil..............................................................................          23,756,648                   4.0
Canada..............................................................................          16,581,137                   2.8
Australia...........................................................................          15,526,150                   2.6
Hong Kong...........................................................................          14,460,685                   2.5
Netherlands.........................................................................          13,403,408                   2.3
Switzerland.........................................................................          11,820,607                   2.0
Italy...............................................................................           9,794,693                   1.7
Mexico..............................................................................           9,666,111                   1.6
Russia..............................................................................           8,033,140                   1.4
Argentina...........................................................................           7,675,327                   1.3
Peru................................................................................           7,150,458                   1.2
Finland.............................................................................           6,205,237                   1.1
Sweden..............................................................................           4,935,541                   0.8
South Africa........................................................................           4,532,265                   0.8
Indonesia...........................................................................           4,308,211                   0.7
Spain...............................................................................           4,269,542                   0.7
Portugal............................................................................           4,099,709                   0.7
Austria.............................................................................           4,060,690                   0.7
Panama..............................................................................           4,060,000                   0.7
India...............................................................................           3,934,375                   0.7
China...............................................................................           3,712,500                   0.6
Malaysia............................................................................           3,506,228                   0.6
Korea, Republic of (South)..........................................................           3,029,734                   0.5
Taiwan..............................................................................           2,055,642                   0.4
Thailand............................................................................           2,054,909                   0.4
Lebanon.............................................................................           1,752,500                   0.3
Greece..............................................................................           1,121,458                   0.2
                                                                                           -------------                 -----
  Total.............................................................................       $ 588,435,102                 100.0%
                                                                                           =============                 =====

                      See Notes to Financial Statements.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

Notes to Financial Statements

1.   SIGNIFICANT ACCOUNTING POLICIES

     Oppenheimer High Income Fund (the Fund), is a separate series of Oppenheimer Variable Account Funds (the Trust), a diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek a high level of current income from investments in high yield fixed income securities. The Trust's investment adviser is OppenheimerFunds, Inc. (the Manager). Shares of the Oppenheimer Variable Account Funds are sold only to separate accounts of insurance companies, principally MassMutual Life Insurance Company, as affiliate of the Manager, Aetna Life Insurance & Annuity Company, Merrill Lynch Insurance Group, Bankers Security Life Insurance Society, Life Insurance Company of Virginia, Nationwide Life Insurance Company, and Jefferson Pilot. The following is a summary of significant accounting policies consistently followed by the Fund.

     A. Investment Valuation.

        Portfolio securities are valued at the close of the New York Stock Exchange on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or the last sale price on the prior trading day. Long-term and short-term "non-money market" debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Such securities which cannot be valued by the approved portfolio pricing service are valued using dealer-supplied valuations provided the Manager is satisfied that the firm rendering the quotes is reliable and that the quotes reflect current market value, or are valued under consistently applied procedures established by the Board of Trustees to determine fair value in good faith. Short-term "money market type" debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Forward foreign currency exchange contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer. Options are valued based upon the last sale price on the principal exchange on which the option is traded or, in the absence of any transactions that day, the value is based upon the last sale on the prior trading date if it is within the spread between the closing bid and asked prices. If the last sale price is outside the spread, the closing bid is used.

     B. Securities Purchased on a When-Issued Basis.

        Delivery and payment for securities that have been purchased by the Fund on a forward commitment or when-issued basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The Fund maintains, in a segregated account with its custodian, assets with a market value equal to the amount of its purchase commitments. The purchase of securities on a when-issued or forward commitment basis may increase the volatility of the Fund's net asset value to the extent the Fund makes such purchases while remaining substantially fully invested.

        In connection with its ability to purchase securities on a when-issued or forward commitment basis, the Fund may enter into mortgage "dollar-rolls" in which the Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type coupon and maturity) but not identical securities on a specified future date. The Fund records each dollar-roll as a sale and a new purchase transaction.

     C. Security Credit Risk.

        The Fund invests in high yield securities, which may be subject to a greater degree of credit risk, greater market fluctuations and risk of loss of income and principal, and may be more sensitive to economic conditions than lower yielding, higher rated fixed income securities. The Fund may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default.

     D. Foreign Currency Translation.

        The accounting records of the Fund are maintained in U.S. dollars. Prices of securities purchased that are denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions.

        The effect of changes in foreign currency exchange rates on investments is separately identified from the fluctuations arising from changes in market values of securities held and reported with all other foreign currency gains and losses in the Fund's Statement of Operations.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

     E. Repurchase Agreements.

        The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

     F. Federal Taxes.

        The Trust intends for each Fund to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income or excise tax provision is required.

     G. Distributions to Shareholders.

        Dividends and distributions to shareholders are recorded on the ex-dividend date.

     H. Classification of Distributions to Shareholders.

        Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes primarily because of the recognition of certain foreign currency gains (losses) as ordinary income (loss) for tax purposes. The character of the distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gain (loss) was recorded by the Fund.

        During the year ended December 31, 1996, the Fund adjusted the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended December 31, 1996, amounts have been reclassified to reflect an increase in undistributed net investment income of $293,322. Accumulated net realized loss was increased by the same amount.

     I. Other.

        Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes. Dividends-in-kind are recognized as income on the ex-dividend date, at the current market value of the underlying security. Interest on payment-in-kind debt instruments is accrued as income at the coupon rate, and a market adjustment is made periodically.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

2.   SHARES OF BENEFICIAL INTEREST

     The Fund has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

                                                        Year Ended December 31, 1996         Year Ended December 31, 1995
                                                        ----------------------------         ----------------------------
                                                         Shares              Amount           Shares              Amount
                                                    -------------------------------------------------------------------------
     Sold                                                9,857,582       $ 107,788,590       5,873,231        $  60,932,670

     Dividends and
     distributions reinvested                            1,412,713          15,283,448       1,162,957           12,040,152

     Redeemed                                           (6,635,862)        (72,550,951)     (4,263,757)         (44,560,679)
                                                    -------------------------------------------------------------------------
      Net increase                                       4,634,433       $  50,521,087       2,772,431        $  28,412,143
                                                    =========================================================================

3.   UNREALIZED GAINS AND LOSSES ON INVESTMENTS AND OPTIONS WRITTEN

     At December 31, 1996, net unrealized appreciation on investments and options written of $10,375,003 was composed of gross appreciation of $11,696,415, and gross depreciation of $1,321,412.

4.   MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

     Management fees paid to the Manager were in accordance with the investment advisory agreements with the Trust. The annual fees are 0.75% of the first $200 million of net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million, 0.60% of the next $200 million and 0.50% of net assets in excess of $1 billion.

5.   FORWARD CONTRACTS

     A forward foreign currency exchange contract (forward contract) is a commitment to purchase or sell a foreign currency at a future date, at a negotiated rate.

     The Fund uses forward contracts to seek to manage foreign currency risks. They may also be used to tactically shift portfolio currency risk. The Fund generally enters into forward contracts as a hedge upon the purchase or sale of a security denominated in a foreign currency. In addition, the Fund may enter into such contracts as a hedge against changes in foreign currency exchange rates on portfolio positions.

     Forward contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer. The Fund will realize a gain or loss upon the closing or settlement of the forward transaction.

     Securities held in segregated accounts to cover net exposure on outstanding forward contracts are noted in the Statement of Investments where applicable. Unrealized appreciation or depreciation on forward contracts is reported in the Statement of Assets and Liabilities. Realized gains and losses are reported with all other foreign currency gains and losses in the Fund's Statement of Operations.

     Risks include the potential inability of the counterparty to meet the terms of the contract and unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

     At December 31, 1996, the Fund had outstanding forward contracts to purchase and sell foreign currencies as follows:

                                                          Contract Amount    Valuation as of        Unrealized         Unrealized
     Contracts to Purchase            Expiration Date          (000's)      December 31, 1996      Appreciation       Depreciation
     -------------------------------------------------------------------------------------------------------------------------------
     South African Rand (ZAR)                  1/3/97          940  ZAR       $     200,737      $          547      $           --
     Spanish Peseta (ESP)                    10/20/97      135,015  ESP           1,038,134               9,835                  --
                                                                              -------------      --------------      --------------
                                                                              $   1,238,871              10,382                  --
                                                                              -------------      --------------      --------------
      Contracts to Sell
      ----------------------------
      Swiss Franc (CHF)              1/21/97-10/20/97        4,920  CHF       $   3,708,898             203,760                 817
                                                                              -------------      --------------      --------------
      Total Unrealized Appreciation and Depreciation                                             $      214,142      $          817
                                                                                                 ==============      ==============

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

6.   FUTURES CONTRACTS

     The Fund may buy and sell interest rate futures contracts in order to gain exposure to or protect against changes in interest rates. The Fund may also buy or write put or call options on these futures contracts.

     The Fund generally sells futures contracts to hedge against increases in interest rates and the resulting negative effect on the value of fixed rate portfolio securities. The Fund may also purchase futures contracts to gain exposure to changes in interest rates as it may be more efficient or cost effective than actually buying fixed income securities.

     Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Fund recognizes a realized gain or loss when the contract is closed or expires.

     Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are noted in the Statement of Investments. The Statement of Assets and Liabilities reflects a receivable or payable for the daily mark to market for variation margin.

     Risks of entering into futures contracts (and related options) include the possibility that there may be an illiquid market and that a change in the value of the contract or option may not correlate with changes in the value of the underlying securities.

     At December 31, 1996, the Fund had outstanding futures contracts to purchase debt securities as follows:

                                                                              Number of         Valuation as of       Unrealized
                                                       Expiration Date    Futures Contracts    December 31, 1996     Depreciation
     ----------------------------------------------------------------------------------------------------------------------------
     U.S. Treasury Nts...........................           3/97                 35                $3,730,781          $17,500

7.   OPTION ACTIVITY

     The Fund may buy and sell put and call options, or write put and covered call options on portfolio securities in order to produce incremental earnings or protect against changes in the value of portfolio securities.

     The Fund generally purchases put options or writes covered call options to hedge against adverse movements in the value of portfolio holdings. When an option is written, the Fund receives a premium and becomes obligated to sell or purchase the underlying security at a fixed price, upon exercise of the option.

     Options are valued daily based upon the last sale price on the principal exchange on which the option is traded and unrealized appreciation or depreciation is recorded. The Fund will realize a gain or loss upon the expiration or closing of the option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option, or the cost of the security for a purchased put or call option is adjusted by the amount of premium received or paid.

     Securities designated to cover outstanding call options are noted in the Statement of Investments where applicable. Shares subject to call, expiration date, exercise price, premium received and market value are detailed in a footnote to the Statement of Investments. Options written are reported as a liability in the Statement of Assets and Liabilities. Gains and losses are reported in the Statement of Operations.

     The risk in writing a call option is that the Fund gives up the opportunity for profit if the market price of the security increases and the option is exercised. The risk in writing a put option is that the Fund may incur a loss if the market price of the security decreases and the option is exercised. The risk in buying an option is that the Fund pays a premium whether or not the option is exercised. The Fund also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Fund may also write over-the-counter options where the completion of the obligation is dependent upon the credit standing of the counterparty.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund

      Written option activity for the year ended December 31, 1996 was as follows:

                                                                         CALL OPTIONS                        PUT OPTIONS
                                                             ----------------------------------------------------------------------
                                                                Number of        Amount of          Number of         Amount of
                                                                Options          Premiums           Options           Premiums
                                                             ----------------------------------------------------------------------
       Options outstanding at December 31, 1995                        100       $  1,430                  --         $     --
       Options written                                          13,189,736        158,172             229,892          288,149
       Options closed or expired                                (8,691,827)       (94,602)           (229,892)        (288,149)
       Options exercised                                        (2,037,479)       (22,715)                 --               --
                                                             ----------------------------------------------------------------------
        Options outstanding at December 31, 1996                 2,460,530       $ 42,285                  --         $     --
                                                             ----------------------------------------------------------------------

8.    ILLIQUID AND RESTRICTED SECURITIES

      At December 31, 1996, investments in securities included issues that are illiquid or restricted. Restricted securities are often purchased in private placement transactions, are not registered under the Securities Act of 1933, may have contractual restrictions on resale, and are valued under methods approved by the Board of Trustees as reflecting fair value. A security may be considered illiquid if it lacks a readily-available market or if its valuation has not changed for a certain period of time. The Fund intends to invest no more than 10% of its net assets (determined at the time of purchase and reviewed from time to time) in illiquid and restricted securities. Certain restricted securities, eligible for resale to qualified institutional investors, are not subject to that limit. The aggregate value of illiquid and restricted securities subject to this 10% limitation at December 31, 1996 was $18,868,579, which represents 9.86% of the Fund's net assets. Information concerning restricted securities is as follows:

                                                                        Acquisition           Cost       Valuation Per Unit as of
       Security                                                             Date            Per Unit        December 31, 1996
       ---------------------------------------------------------------------------------------------------------------------------
       Bonds
       -----
       ECM Fund L.P.I., 14% Sub. Nts., 6/10/02                             4/14/92           100.00%               110.50%

       Stocks and Warrants
       -------------------
       ECM Fund L.P.I.                                                     4/14/92         $1,000.00             $1,005.00
       Gillett Holdings, Inc.                                      12/1/92-1/18/96         $   16.27             $   36.00
       Omnipoint Corp.                                                     1/26/96         $   16.00             $   18.29
       Omnipoint Corp. Wts., Exp. 11/00                                   11/29/95         $    0.00             $   18.29
       Triangle Wire & Cable, Inc.                                          5/2/94         $    9.50             $    1.00

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund

Notes to Financial Statements


1.   SIGNIFICANT ACCOUNTING POLICIES

     Oppenheimer Capital Appreciation Fund (the Fund), is a separate series of Oppenheimer Variable Account Funds (the Trust), a diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to achieve capital appreciation by investing in "growth-type" companies. The Trust's investment adviser is OppenheimerFunds, Inc. (the Manager). Shares of the Oppenheimer Variable Account Funds are sold only to separate accounts of insurance companies, principally MassMutual Life Insurance Company, as affiliate of the Manager, Aetna Life Insurance & Annuity Company, Merrill Lynch Insurance Group, Bankers Security Life Insurance Society, Life Insurance Company of Virginia, Nationwide Life Insurance Company, and Jefferson Pilot. The following is a summary of significant accounting policies consistently followed by the Fund.

     A. Investment Valuation.

        Portfolio securities are valued at the close of the New York Stock Exchange on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or the last sale price on the prior trading day. Long-term and short-term "non-money market" debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Such securities which cannot be valued by the approved portfolio pricing service are valued using dealer-supplied valuations provided the Manager is satisfied that the firm rendering the quotes is reliable and that the quotes reflect current market value, or are valued under consistently applied procedures established by the Board of Trustees to determine fair value in good faith. Short-term "money market type" debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount.

     B. Repurchase Agreements.

        The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

     C. Federal Taxes.

        The Trust intends for each Fund to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income or excise tax provision is required.

     D. Distributions to Shareholders.

        Dividends and distributions to shareholders are recorded on the ex-dividend date.

     E. Classification of Distributions to Shareholders.

        Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of the distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gain (loss) was recorded by the Fund.

     F. Other.

        Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund

2.   SHARES OF BENEFICIAL INTEREST

     The Fund has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

                                                 Year Ended December 31, 1996          Year Ended December 31, 1995
                                                 ----------------------------          ----------------------------
                                                  Shares               Amount            Shares              Amount
                                                -----------------------------------------------------------------------
     Sold                                         12,247,492      $  455,862,164        8,882,212       $  260,650,476
     Dividends and
     distributions reinvested                        643,582          22,422,394           40,594            1,082,642
     Redeemed                                     (6,453,749)       (237,187,104)      (6,567,729)        (191,565,283)
                                                -----------------------------------------------------------------------
     Net increase                                  6,437,325      $  241,097,454        2,355,077       $   70,167,835
                                                =======================================================================

3.   UNREALIZED GAINS AND LOSSES ON INVESTMENTS

     At December 31, 1996, net unrealized appreciation on investments of $104,705,766, was composed of gross appreciation of $116,514,163, and gross depreciation of $11,808,397.

4.   MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

     Management fees paid to the Manager were in accordance with the investment advisory agreement with the Trust. The annual fees are 0.75% of the first $200 million of net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million and 0.60% of net assets in excess of $800 million.

5.   FUTURES CONTRACTS

     The Fund may buy and sell interest rate futures contracts in order to gain exposure to or protect against changes in interest rates. The Fund may also buy or write put or call options on these futures contracts.

     The Fund generally sells futures contracts to hedge against increases in interest rates and the resulting negative effect on the value of fixed rate portfolio securities. The Fund may also purchase futures contracts to gain exposure to changes in interest rates as it may be more efficient or cost effective than actually buying fixed income securities.

     Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Fund recognizes a realized gain or loss when the contract is closed or expires.

     Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are noted in the Statement of Investments. The Statement of Assets and Liabilities reflects a receivable or payable for the daily mark to market for variation margin.

     Risks of entering into futures contracts (and related options) include the possibility that there may be an illiquid market and that a change in the value of the contract or option may not correlate with changes in the value of the underlying securities.

     At December 31, 1996, the Fund had outstanding futures contracts as follows:

                                                                             Number of         Valuation as of       Unrealized
     Contracts                                        Expiration Date    Futures Contracts    December 31, 1996     Appreciation
     ---------------------------------------------------------------------------------------------------------------------------
     Russell 2000 Index........................            3/97                440               $79,805,000          $516,694

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund

6.   ILLIQUID AND RESTRICTED SECURITIES

     At December 31, 1996, investments in securities included issues that are illiquid or restricted. Restricted securities are often purchased in private placement transactions, are not registered under the Securities Act of 1933, may have contractual restrictions on resale, and are valued under methods approved by the Board of Trustees as reflecting fair value. A security may be considered illiquid if it lacks a readily-available market or if its valuation has not changed for a certain period of time. The Fund intends to invest no more than 10% of its net assets (determined at the time of purchase and reviewed from time to time) in illiquid or restricted securities. Certain restricted securities, eligible for resale to qualified institutional investors, are not subject to that limit. The aggregate value of illiquid or restricted securities subject to this limitation at December 31, 1996 was $1,083,000, which represents 0.18% of the Fund's net assets.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund

Notes to Financial Statements

1.   SIGNIFICANT ACCOUNTING POLICIES

     Oppenheimer Global Securities Fund (the Fund), is a separate series of Oppenheimer Variable Account Funds (the Trust), a diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special institutions which are considered to have appreciation possibilities. The Trust's investment adviser is OppenheimerFunds, Inc. (the Manager). Shares of the Oppenheimer Variable Account Funds are sold only to separate accounts of insurance companies, principally MassMutual Life Insurance Company, as affiliate of the Manager, Aetna Life Insurance & Annuity Company, Merrill Lynch Insurance Group, Bankers Security Life Insurance Society, Life Insurance Company of Virginia, Nationwide Life Insurance Company, and Jefferson Pilot. The following is a summary of significant accounting policies consistently followed by the Fund.

     A. Investment Valuation.

        Portfolio securities are valued at the close of the New York Stock Exchange on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or the last sale price on the prior trading day. Long-term and short-term "non-money market" debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Such securities which cannot be valued by the approved portfolio pricing service are valued using dealer-supplied valuations provided the Manager is satisfied that the firm rendering the quotes is reliable and that the quotes reflect current market value, or are valued under consistently applied procedures established by the Board of Trustees to determine fair value in good faith. Short-term "money market type" debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Forward foreign currency exchange contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer.

     B. Foreign Currency Translation.

        The accounting records of the Fund are maintained in U.S. dollars. Prices of securities purchased that are denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions.

        The effect of changes in foreign currency exchange rates on investments is separately identified from the fluctuations arising from changes in market values of securities held and reported with all other foreign currency gains and losses in the Fund's Statement of Operations.

     C. Repurchase Agreements.

        The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

     D. Federal Taxes.

        The Trust intends for each Fund to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income or excise tax provision is required. At December 31, 1996, the Fund had available for federal income tax purposes an unused capital loss carryover of approximately $16,867,000, which expires in 2003.

     E. Distributions to Shareholders.

        Dividends and distributions to shareholders are recorded on the ex-dividend date.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund

     F. Classification of Distributions to Shareholders.

        Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of the distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gain (loss) was recorded by the Fund.

        During the year ended December 31, 1996, the Fund adjusted the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended December 31, 1996, amounts have been reclassified to reflect an increase in undistributed net investment income of $2,649,581. Accumulated net realized loss was increased by the same amount.

     G. Other.

        Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2.   SHARES OF BENEFICIAL INTEREST

     The Fund has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:


                                                       Year Ended December 31, 1996               Year Ended December 31, 1995
                                                       ----------------------------              -----------------------------
                                                        Shares               Amount               Shares              Amount
                                                     --------------------------------------------------------------------------
     Sold                                            14,595,634      $  237,535,239           11,235,722      $   166,766,446
     Dividends and
     distributions reinvested                                --                  --              585,961            8,174,158
      Redeemed                                        (5,717,318)        (92,429,081)          (7,497,205)        (112,360,172)
                                                     --------------------------------------------------------------------------
        Net increase                                   8,878,316      $  145,106,158            4,324,478      $    62,580,432
                                                     ==========================================================================

3.   UNREALIZED GAINS AND LOSSES ON INVESTMENTS

     At December 31, 1996, net unrealized appreciation on investments of $80,832,714 was composed of gross appreciation of $89,877,396, and gross depreciation of $9,044,682.

4.   MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

     Management fees paid to the Manager were in accordance with the investment advisory agreement with the Trust. The annual fees are 0.75% of the first $200 million of net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million and 0.60% of net assets in excess of $800 million.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund

5.    FORWARD CONTRACTS

      A forward foreign currency exchange contract (forward contract) is a commitment to purchase or sell a foreign currency at a future date, at a negotiated rate.

      The Fund uses forward contracts to seek to manage foreign currency risks. They may also be used to tactically shift portfolio currency risk. The Fund generally enters into forward contracts as a hedge upon the purchase or sale of a security denominated in a foreign currency. In addition, the Fund may enter into such contracts as a hedge against changes in foreign currency exchange rates on portfolio positions.

      Forward contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer. The Fund will realize a gain or loss upon the closing or settlement of the forward transaction.

      Securities held in segregated accounts to cover net exposure on outstanding forward contracts are noted in the Statement of Investments where applicable. Unrealized appreciation or depreciation on forward contracts is reported in the Statement of Assets and Liabilities. Realized gains and losses are reported with all other foreign currency gains and losses in the Fund's Statement of Operations.

      Risks include the potential inability of the counterparty to meet the terms of the contract and unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

      At December 31, 1996, the Fund had outstanding forward contracts to purchase and sell foreign currencies as follows:


                                                           Contract Amount    Valuation as of        Unrealized         Unrealized
      Contracts to Purchase            Expiration Date         (000's)       December 31, 1996      Appreciation       Depreciation
    --------------------------------------------------------------------------------------------------------------------------------

      British Pound Sterling (GBP)              1/7/97       126 GBP          $      216,416     $          2,493    $            --
      Deutsche Mark (DEM)                1/2/97-1/3/97     3,477 DEM               2,256,966               19,488                 --
                                                                              --------------     ----------------    ---------------

                                                                              $    2,473,382               21,981                 --
                                                                              --------------     ----------------    ---------------

      Contracts to Sell
      -----------------------------------
      Brazilian Real (BRR)                      1/2/97       303 BRR          $      292,022                   --               339
      French Franc (FRF)                       3/11/97   130,595 FRF              25,256,084                   --            256,084
      Swiss Franc (CHF)                         1/8/97    17,203 CHF              12,832,949              990,675                 --
      Deutsche Mark (DEM)                1/6/97-1/8/97    29,194 DEM              19,081,287            1,372,221              3,543
                                                                              --------------     ----------------    ---------------
                                                                              $   57,462,342            2,362,896            259,966
                                                                              ==============     ----------------    ---------------
      Total Unrealized Appreciation and Depreciation                                             $      2,384,877    $       259,966
                                                                                                 ================    ===============


6.    ILLIQUID AND RESTRICTED SECURITIES

      At December 31, 1996, investments in securities included issues that are illiquid or restricted. Restricted securities are often purchased in private placement transactions, are not registered under the Securities Act of 1933, may have contractual restrictions on resale, and are valued under methods approved by the Board of Trustees as reflecting fair value. A security may be considered illiquid if it lacks a readily-available market or if its valuation has not changed for a certain period of time. The Fund intends to invest no more than 10% of its net assets (determined at the time of purchase and reviewed from time to time) in illiquid and restricted securities. Certain restricted securities, eligible for resale to qualified institutional investors, are not subject to that limit. The aggregate value of illiquid and restricted securities subject to this 10% limitation at December 31, 1996 was $3,166,926, which represents 0.55% of the Fund's net assets.

Independent Auditors' Report

The Board of Trustees and Shareholders of Oppenheimer Variable Account Funds:

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Oppenheimer High Income Fund, Oppenheimer Capital Appreciation Fund and Oppenheimer Global Securities Fund (all of which are series of Oppenheimer Variable Account Funds) as of December 31, 1996, the related statements of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 1996 and 1995, and the financial highlights for the applicable periods ended December 31, 1996, 1995, 1994, 1993 and 1992. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1996 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Oppenheimer High Income Fund, Oppenheimer Capital Appreciation Fund and Oppenheimer Global Securities Fund at December 31, 1996, the results of their operations, the changes in their net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP


Denver, Colorado
January 22, 1997

Dreyfus Stock Index Fund

Letter to Shareholders

Dear Shareholder:

We are pleased to inform you that Dreyfus Stock Index Fund produced a total return of 22.54% for the 12 months ended December 31, 1996, based on net asset value.* This compares with a total return of 22.95% for the Standard & Poor's 500 Composite Stock Price Index (the S&P 500), which serves as the benchmark for the Fund.** The difference is accounted for by transaction fees and other Fund expenses.

Stocks of the kind represented in the S&P 500, which is dominated by large capitalization companies, had a particularly good year. Small companies, as measured by the Russell 2000 Index, did not move upward as strongly. That Index provided a total return of 16.50% for the year.***

ECONOMIC REVIEW

The much-heralded "Goldilocks" phase of the U.S. economy--not too hot and not too cold--may be ending. First, the slowdown to 2% GDP growth seems to have been confined to the summer and recent data depict faster growth for the fourth quarter of 1996. Second, inflation has begun a cyclical climb, although there is yet little linkage to the tight labor market. The economy is operating with very little slack near the close of its sixth year of expansion. Hence, the resumption of faster growth quickly restored a rising trend to bond yields and pulled short-term rates above their December lows. As yet there is little expectation of tighter Federal Reserve policy, although sustained above-trend growth would probably justify higher rates during 1997. Modest tightening in 1997 would in our opinion help allay inflation fears and sustain another year of economic growth.

Although the economy grew near its 2.4% long-term trend rate in 1996, it was nonetheless quite volatile during the year. After a strong first half, and then the summer slowdown, the return to faster growth late in the year is not broad-based. Strong sectors are in manufacturing, exports, services and construction. By contrast, some retailers found Christmas sales disappointing and capital goods orders are mixed. However, inventories are quite lean and this tilts the odds towards yet another year of growth in 1997. While corporate profit growth slowed in 1996, profits still tended to surprise on the upside and should maintain steady growth in 1997 too.

Accelerating wage growth in 1996 did not fuel higher prices. And surging energy prices have failed to lift inflation elsewhere. Indeed, core inflation (excluding food and energy) decelerated last year. The general price structure has so far ignored the higher oil price, responding to it as temporary. However, oil prices have been rising now for a year and, at some point, their ability to raise the overall price level may become worrisome, especially if the Fed finds them significant.

Both long-term and short-term interest rates were quite volatile in 1996. The strength of the economy prompted rising rates through summer's end, but bond yields then fell 90 basis points after the economy slowed. That period of low rates may have ended now that faster growth is again apparent.

We believe the economy has reverted to a period of growth above the long-term average. Key issues are whether faster growth will fuel higher inflation this time and at what point rising oil prices would disturb price stability. The economy will shortly begin a seventh expansion year and continued volatility in growth and in sentiment is likely.

MARKET OVERVIEW

The stock market in 1996 was a mixture of agony and ecstasy, with the accent for most of the year on the more desirable of those two alternatives. By the end of the year, the Standard & Poor's 500 Composite Stock Price Index had registered a gain of 22.95%, while the blue chip Dow Jones Industrial Average ("DJIA") gained 28.91%.+ The road leading to those impressive year-end gains was not a smooth one, however.

The market year began haltingly, in the wake of shaky business conditions at the end of the previous year. As 1996 unfolded, however, the market picked up steam. The economy took on characteristics that continued for much of the year--low inflation, moderate growth and relatively low interest rates. This was a combination that investors liked, perhaps too much. By midyear, satisfaction with the economy turned into fear that economic growth might be overdone.

The prevailing nervousness about potential inflation served to boost interest rates temporarily, without the need for Federal Reserve intervention. This was a temporary setback for large capitalization stocks, but more damaging to Nasdaq issues and particularly to the smaller capitalization stocks measured by the Russell 2000 Index.

As summer turned into fall, interest rates eased and inflation remained at bay. The benign economic environment allowed many stocks to resume their upward course, causing a string of record-breaking performances by the DJIA and other broad market indexes. In mid-fall the prospect that government would continue divided in Washington, with a Democratic President and a Republican-controlled Congress, appeared to be another plus factor for the market. Stocks continued to surge, hardly pausing for breath when Chairman Alan Greenspan raised a caution signal in early December by referring to "irrational exuberance" in the equity markets.

Stock market veterans issued a stream of warnings that what goes up so strongly and consistently must, at some point, come down. Nonetheless, a fairly steady flow of new money coming into stocks from people putting money aside for retirement seemed to be fueling the boom. While at the very end of the year, caution caused a softening of stock prices, which backed away from the year's record of 6560.91 on the DJIA, that record was surpassed in early 1997, when the average surpassed 6700.

Among the best performing groups for 1996 were oil drillers, semi-conductors, computers, financial enterprises and consumer nondurables. Corporate earnings were very strong for much of the year, but showed signs of flagging as the year wore on. This raised questions in the minds of many market observers whether the scorching pace of the past year could be maintained.

We appreciate your investment and your confidence in the Dreyfus Corporation.

                                               Sincerely,

                                               /s/ Steven A. Falci

                                               Steven A. Falci, CFA
                                               Portfolio Manager

January 20, 1997
New York, N.Y.

       * Total return includes reinvestment of dividends and any capital gains paid.
      ** SOURCE: LIPPER ANALYTICAL SERVICES, INC.--Reflects the reinvestment of income dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted unmanaged index of U.S. stock market performance.
     *** The Russell 2000 Index is a widely accepted unmanaged index of small cap stock performance.
       + The Dow Jones Industrial Average (DJIA) is a price weighted average of 30 actively traded blue chip stocks.

Dreyfus Stock Index Fund                                       December 31, 1996
--------------------------------------------------------------------------------

  COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN DREYFUS STOCK INDEX
        FUND AND THE STANDARD & POOR'S 500 COMPOSITE STOCK PRICE INDEX


                           [LINE GRAPH APPEARS HERE]


*Source: Lipper Analytical Services, Inc.

Average Annual Total Returns
--------------------------------------------------------------------------------

     One Year Ended           Five Years Ended          From Inception (9/29/89)
    December 31, 1996         December 31, 1996           to December 31, 1996
    -----------------         -----------------         ------------------------

         22.54%                     14.64%                        13.69%

Past performance is not predictive of future performance.

The Fund's performance does not reflect the deduction of additional charges applicable to separate accounts of participating insurance companies using the Fund as an underlying investment.

The above graph compares a $10,000 investment made in Dreyfus Stock Index Fund on 9/29/89 (Inception Date) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index on that date. For comparative purposes, the value of the Index on 9/30/89 is used as the beginning value on 9/29/89. All dividends and capital gain distributions are reinvested.

The Fund's performance shown in the line graph takes into account all applicable fees and expenses. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of overall stock market performance, which does not take into account charges, fees and other expenses. Further information relating to Fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the Prospectus and elsewhere in this report.

Dreyfus Stock Index Fund

STATEMENT OF ASSETS AND LIABILITIES
December 31, 1996


                                                                                        Cost                 Value
                                                                                   --------------        --------------
ASSETS:
Investments in securities--See Statement of
Investments .................................................................      $  702,016,886        $  816,408,826
Cash ........................................................................                                 3,146,261
Dividends and interest receivable ...........................................                                 1,074,756
Receivable for investment securities sold ...................................                                   154,980
Prepaid expenses ............................................................                                       698
                                                                                                         --------------
                                                                                                            820,785,521
                                                                                                         --------------

LIABILITIES:
Due to The Dreyfus Corporation and affiliates ...............................                                   170,483
Payable for investment securities purchased .................................                                 5,081,867
Payable for futures variation margin--Note 4(a) .............................                                 1,377,500
Accrued expenses ............................................................                                   196,898
                                                                                                         --------------
                                                                                                              6,826,748
                                                                                                         --------------

NET ASSETS ..................................................................                            $  813,958,773
                                                                                                         ==============

REPRESENTED BY:
Paid-in capital .............................................................                            $  675,673,544
Accumulated undistributed investment income--net ............................                                    96,693
Accumulated net realized gain (loss) on investments .........................                                24,063,766
Accumulated net unrealized appreciation (depreciation)
 on investments [including ($267,170) net unrealized
 (depreciation) on financial futures]--Note 4(b) ............................                               114,124,770
                                                                                                         --------------

NET ASSETS ..................................................................                            $  813,958,773
                                                                                                         ==============

SHARES OUTSTANDING
(200 million shares of $.001 par value Common Stock authorized) .............                                40,128,613

NET ASSET VALUE, offering and redemption price per share ....................                            $        20.28
                                                                                                         ==============



                       See Notes to Financial Statements

Dreyfus Stock Index Fund

STATEMENT OF OPERATIONS
For The Year Ended December 31, 1996


INVESTMENT INCOME
Cash dividends (net of $62,931 foreign taxes withheld at source) ............................                       $   10,395,226
Interest ....................................................................................                            2,964,524
                                                                                                                    --------------
 Total Income ...............................................................................                           13,359,750
                                                                                                                    --------------

EXPENSES:
Management fee--Note 3(a) ...................................................................                            1,278,312
Registration fees ...........................................................................                              125,515
Professional fees ...........................................................................                               77,292
Prospectus and shareholders' reports ........................................................                               40,817
Directors' fees and expenses--Note 3(c) .....................................................                               37,160
Shareholder servicing costs--Note 3(b) ......................................................                                6,090
Miscellaneous ...............................................................................                                6,794
                                                                                                                    --------------
 Total Expenses .............................................................................                            1,571,980
                                                                                                                    --------------
NET INVESTMENT INCOME .......................................................................                           11,787,770
                                                                                                                    --------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on investments--Note 4(a) .................................................                           23,146,990
Net realized gain on financial futures--Note 4(a) ...........................................                            8,737,790
                                                                                                                    --------------
 Net Realized Gain ..........................................................................                           31,884,780
Net unrealized appreciation (depreciation) on investments
 [including ($32,355) net unrealized (depreciation) on financial futures] ...................                           67,782,146
                                                                                                                    --------------

NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS .............................................                           99,666,926
                                                                                                                    --------------

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS ........................................                       $  111,454,696
                                                                                                                    ==============



                       See Notes to Financial Statements

Dreyfus Stock Index Fund


STATEMENT OF CHANGES IN NET ASSETS
For Years Ended December 31, 1995 and 1996


                                                                                                  1996                1995
                                                                                             --------------      ---------------
OPERATIONS:
Net Investment income..............................................................          $   11,787,770      $     4,465,773
Net realized gain on investments...................................................              31,884,780            8,075,002
Net unrealized appreciation (depreciation) on investments..........................              67,782,146           43,128,888
                                                                                             --------------      ---------------
   Net Increase (Decrease) in Net Assets Resulting from Operations.................             111,454,696           55,669,663
                                                                                             --------------      ---------------

DIVIDENDS TO SHAREHOLDERS FROM:
Net Investment income..............................................................             (11,705,971)          (4,476,568)
Net realized gain on investments...................................................             (12,675,130)          (2,357,447)
                                                                                             --------------      ---------------
Total Dividends....................................................................             (24,381,101)          (6,834,015)
                                                                                             --------------      ---------------

CAPITAL STOCK TRANSACTIONS:
Net proceeds from shares sold......................................................             520,828,128          219,772,239
Dividends reinvested...............................................................              24,381,101            6,834,015
Cost of shares redeemed............................................................            (131,010,511)         (59,561,665)
                                                                                             --------------      ---------------
Increase (Decrease) in Net Assets from Capital Stock Transactions..................             414,198,718          167,044,589
                                                                                             --------------      ---------------
 Total Increase (Decrease) in Net Assets...........................................             501,272,313          215,880,237

NET ASSETS:
Beginning of Period................................................................             312,686,460           96,806,223
                                                                                             --------------      ---------------
End of Period......................................................................          $  813,958,773      $   312,686,460
                                                                                             ==============      ===============

Undistributed investment income--net...............................................          $       96,693      $        14,894
                                                                                             --------------      ---------------


CAPITAL SHARE TRANSACTIONS:

                                                                                                Shares              Shares
                                                                                             --------------      ---------------
Shares sold........................................................................              27,543,376           14,313,682
Shares issued for dividends reinvested.............................................               1,269,483              417,105
Shares redeemed....................................................................              (6,861,606)          (4,033,543)
                                                                                             --------------      ---------------
   Net Increase (Decrease) in Shares Outstanding...................................              21,951,253           10,697,244
                                                                                             ==============      ===============

                       See Notes to Financial Statements

Dreyfus Stock Index Fund

FINANCIAL HIGHLIGHTS

Contained below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Fund's financial statements.

                                                                                                           Four Months
                                                                                                              Ended      Year Ended
                                                                         December 31,                      December 31,   August 31,

                                                       ----------------------------------------------      -----------   ----------
PER SHARE DATA:                                          1996       1995           1994         1993           1992          1992
                                                       -------    -------        -------      -------        -------       -------
Net asset value, beginning of period .............      $17.20     $12.94         $13.20       $15.32         $14.87        $14.20
                                                       -------    -------        -------      -------        -------       -------
Investment Operations:
Investment income--net ...........................         .39        .33            .32          .37            .13           .37
Net realized and unrealized gain (loss)
 on investments ..................................        3.43       4.39           (.21)        1.04            .77           .68
                                                       -------    -------        -------      -------        -------       -------
Total from Investment Operations .................        3.82       4.72            .11         1.41            .90          1.05
                                                       -------    -------        -------      -------        -------       -------
Distributions:
Dividends from investment income--net ............        (.39)      (.33)          (.31)        (.34)          (.21)         (.38)
Dividends in excess of investment income--net ....          --         --             --         (.03)            --            --
Dividends from net realized gain
 on investments ..................................        (.35)      (.13)            --        (3.00)          (.24)           --
Dividends in excess of net realized gain
 on investments ..................................          --         --           (.06)        (.16)            --            --
                                                       -------    -------        -------      -------        -------       -------
Total Distributions ..............................        (.74)      (.46)          (.37)       (3.53)          (.45)         (.38)
                                                       -------    -------        -------      -------        -------       -------
Net asset value, end of period ...................      $20.28     $17.20         $12.94       $13.20         $15.32        $14.87
                                                       =======    =======        =======      =======        =======       =======
TOTAL INVESTMENT RETURN ..........................       22.54%     36.78%           .88%        9.33%          6.05%(1)      7.49%

RATIOS/SUPPLEMENTAL DATA:
Ratio of expenses
 to average net assets ...........................         .30%       .39%           .40%         .40%           .13%(1)       .40%
Ratio of net investment income
 to average net assets ...........................        2.24%      2.38%          2.57%        2.38%           .85%(1)      2.63%
Decrease reflected in above expense ratios
 due to undertakings by the Manager ..............          --        .03%           .16%         .27%           .03%(1)       .13%
Portfolio Turnover Rate ..........................       10.92%     11.95%          2.82%       71.71%          6.94%(1)      7.66%
Average commission rate paid (2) .................      $.0317         --             --           --             --            --
Net Assets, end of period (000's Omitted) ........    $813,959   $312,686        $96,806      $61,319        $70,072       $74,446

(1) Not annualized.

(2) For fiscal years beginning January 1, 1996, the Fund is required to disclose its average commission rate paid per share for purchases and sales of investment securities.


                       See Notes to Financial Statements

Dreyfus Stock Index Fund

STATEMENT OF INVESTMENTS
December 31, 1996


   Shares        COMMON STOCKS--91.6%                         Value
 ----------                                              --------------
                 Basic Industries--5.2%
     14,700      Air Products & Chemicals .............. $    1,016,137
     17,200      Alco Standard .........................        887,950
      5,400      Armstrong World Industries ............        375,300
     13,800      Avery Dennison ........................        488,175
      4,000      Ball ..................................        104,000
      6,900      Bemis .................................        254,437
      6,400      Boise Cascade .........................        203,200
      3,700      Centex ................................        139,212
     12,500      Champion International ................        540,625
     16,900      Crown Cork & Seal .....................        918,937
     32,000      Dow Chemical ..........................      2,508,000
     74,100      duPont (E.I.) de Nemours ..............      6,993,187
     10,300      Eastman Chemical ......................        569,075
      4,900 (a)  FMC ...................................        343,612
     11,000      Fluor .................................        690,250
     12,000      Georgia Pacific .......................        864,000
      7,100      Goodrich (B.F.) .......................        287,550
     11,700      Grace (W.R.) ..........................        605,475
      8,300      Great Lakes Chemical ..................        388,025
     13,500      Hercules ..............................        583,875
     39,600      International Paper ...................      1,598,850
     11,300      James River ...........................        374,312
     37,200      Kimberly-Clark ........................      3,543,300
     14,300      Louisiana Pacific .....................        302,087
      6,900      Mead ..................................        401,062
     55,000      Minnesota Mining & Manufacturing ......      4,558,125
     77,344      Monsanto ..............................      3,006,748
     18,700      Morton International ..................        762,025
      8,900      Nalco Chemical ........................        321,512
     43,300      Occidental Petroleum ..................      1,012,137
     24,200      PPG Industries ........................      1,358,225
      3,700      Potlach ...............................        159,100
     20,600      Praxair ...............................        950,175
      8,400      Rohm & Haas ...........................        685,650
     11,300      Sherwin-Williams ......................        632,800
      6,600      Sigma-Aldrich .........................        412,087
     13,000      Stone Container .......................        193,375
      7,300      Temple-Inland .........................        395,112
      9,200      Union Camp ............................        439,300
     16,800      Union Carbide .........................        686,700
     13,400      Westvaco ..............................        385,250
     26,100      Weyerhaeuser ..........................      1,236,487
      7,300      Willamette Industries .................        508,262
                                                         --------------
                                                             42,683,703
                                                         --------------
                 Capital Goods--21.3%
     28,900      AMP ...................................      1,109,037
     18,000 (a)  Advanced Micro Devices ................        463,500
      5,900      Alexander & Alexander Services ........        102,512
     22,932      Allegheny Teledyne ....................        527,436
     37,200      AlliedSignal ..........................      2,492,400
     16,000 (a)  Amdahl ................................        194,000
     22,400      American Brands .......................      1,111,600
      8,000 (a)  Andrew ................................        424,500
     16,400      Apple Computer ........................        342,350
     23,700 (a)  Applied Materials .....................        851,718
      6,000      Autodesk ..............................        168,000
     38,200      Automatic Data Processing .............      1,637,825
     25,500 (a)  Bay Networks ..........................        532,312
     48,397      Boeing ................................      5,148,230
      3,800      Briggs & Stratton .....................        167,200
     28,000      Browning-Ferris Industries ............        735,000
     35,600 (a)  COMPAQ Computer .......................      2,643,300
     51,850 (a)  CUC International .....................      1,231,437
     20,500 (a)  Cabletron Systems .....................        681,625
      9,700      Case ..................................        528,650
     25,200      Caterpillar ...........................      1,896,300
      9,100 (a)  Ceridian ..............................        368,550
      5,200      Cincinnati Milacron ...................        113,750
     85,400 (a)  Cisco Systems .........................      5,433,575
     22,500      Cognizant .............................        742,500
     47,950      Computer Associates International .....      2,385,512
     10,000 (a)  Computer Sciences .....................        821,250
     14,200      Cooper Industries .....................        598,175
      6,050      Crane .................................        175,450
      5,200      Cummins Engine ........................        239,200
     15,400 (a)  DSC Communications ....................        275,275
      5,100 (a)  Data General ..........................         73,950
     34,000      Deere .................................      1,381,250
     23,700 (a)  Dell Computer .........................      1,259,062
     10,900      Deluxe ................................        356,975
     20,400 (a)  Digital Equipment .....................        742,050
     14,800      Dover .................................        743,700
     12,700      Dow Jones & Co ........................        430,212
     23,100      Dresser Industries ....................        716,100
     22,400      Dun & Bradstreet ......................        532,000
      6,200      EG&G ..................................        124,775
     30,600      EMC ...................................      1,013,625
     10,200      Eaton .................................        711,450
     29,500      Emerson Electric ......................      2,854,125
     58,900      First Data ............................      2,149,850
      5,300      Foster Wheeler ........................        196,762
      8,300      General Dynamics ......................        585,150
    216,700      General Electric ......................     21,426,285
      6,600      General Signal ........................        282,150
     15,900      Genuine Parts .........................        707,550
      4,300      Giddings & Lewis ......................         55,362
      7,000      Grainger (W.W.) .......................        561,750
     13,700      H&R Block .............................        397,300
      6,500      Harnischfeger Industries ..............        312,812
      5,100      Harris ................................        349,987
    133,900      Hewlett-Packard .......................      6,728,475
     16,700      Honeywell .............................      1,098,025
     16,300      Illinois Tool Works ...................      1,301,962
     14,400      Ingersoll-Rand ........................        640,800
     68,200      International Business Machines .......     10,298,200
    108,000      Intel .................................     14,141,250
      6,300 (a)  Intergraph ............................         64,575
     10,700      Interpublic Group Cos .................        508,250
      5,400      Johnson Controls ......................        447,525
     17,000 (a)  LSI Logic .............................        454,750
     41,300      Laidlaw, Cl. B ........................        474,950
     25,400      Lockheed Martin .......................      2,324,100
     83,898      Lucent Technologies ...................      3,880,282
      9,800      Mallinckrodt Group ....................        432,425
      9,500      Marsh & McLennan ......................        988,000
      7,200      McDermott International ...............        119,700
     27,900      McDonnell Douglas .....................      1,785,600
     27,500      Micron Technology .....................        800,937
    157,300 (a)  Microsoft .............................     12,996,912
     78,000      Motorola ..............................      4,787,250
     18,300 (a)  National Semiconductor ................        446,062
      6,200      National Service Industries ...........        231,725
     34,000      Northern Telecommunications ...........      2,103,750
      7,600 (a)  Northrop Grumman ......................        628,900
     45,300 (a)  Novell ................................        428,934
     86,500 (a)  Oracle ................................      3,611,375
      6,800      Owens-Corning .........................        289,850
     15,101      Pall ..................................        385,075
      9,800      Parker-Hannifin .......................        379,750
      5,700      Perkin-Elmer ..........................        335,587

Dreyfus Stock Index Fund

December 31, 1996


   Shares        COMMON STOCKS (continued)                     Value
 ----------                                              --------------
                 Capital Goods (continued)
     19,500      Pitney Bowes .........................  $    1,062,750
     29,300      Rockwell .............................       1,783,638
      5,900      Raychem ..............................         472,737
     31,100      Raytheon .............................       1,496,687
     10,800      Ryder System .........................         303,750
      7,700      Safety-Kleen .........................         126,087
     10,200      Scientific-Atlanta ...................         153,000
     32,700 (a)  Seagate Technology ...................       1,291,650
     31,000      Service Corp. International ..........         868,000
      3,100      Shared Medical Systems ...............         152,675
     23,000 (a)  Silicon Graphics .....................         586,500
      8,050      Snap-On ..............................         286,781
     11,700      Stanley Works ........................         315,900
     48,300 (a)  Sun Microsystems .....................       1,240,706
     22,900 (a)  3COM .................................       1,680,287
      3,700      TRINOVA ..............................         134,587
     16,700      TRW ..................................         826,650
     15,600 (a)  Tandem Computers .....................         214,500
      4,300      Tektronix ............................         220,375
     23,600 (a)  Tellabs ..............................         887,950
     25,000      Texas Instruments ....................       1,593,750
     10,900      Textron ..............................       1,027,325
     20,000      Thermo Electron ......................         825,000
      7,000      Thomas & Betts .......................         310,625
      4,100      Timken ...............................         188,087
     20,600      Tyco International ...................       1,089,225
     23,000 (a)  Unisys ...............................         155,250
     31,700      United Technologies ..................       2,092,200
     82,500      Westinghouse Electric ................       1,639,687
     63,800      WMX Technologies .....................       2,081,475
     42,700      Xerox ................................       2,247,087
                                                         --------------
                                                            172,576,298
                                                         --------------
                 Consumer Cyclical--10.8%
     33,100      Albertson's ..........................       1,179,187
      9,900      American Greetings, Cl. A ............         280,912
     19,100      American Stores ......................         780,712
     20,000 (a)  Autozone .............................         550,000
     16,400      Becton, Dickinson & Co ...............         711,350
     11,500      Black & Decker .......................         346,437
     12,900      Brunswick ............................         309,600
     13,900      CVS ..................................         575,113
     13,800 (a)  Charming Shoppes .....................          69,862
     95,900      Chrysler .............................       3,164,700
     12,900      Circuit City Stores ..................         388,612
     42,900      Comcast, Cl. A .......................         764,156
     10,900      Cooper Tire and Rubber ...............         215,275
     13,400      Dana .................................         437,175
     20,700      Darden Restaurants ...................         181,125
     28,500      Dayton Hudson ........................       1,118,625
     15,000      Dillard Department Stores, Cl. A .....         463,125
     89,300      Disney (Walt) ........................       6,217,512
     19,800      Donnelley (R.R.) & Sons ..............         621,225
      8,200      Echlin ...............................         259,325
     27,300 (a)  Federated Department Stores ..........         931,612
      4,600      Fleetwood Enterprises ................         126,500
      4,900      Fleming Cos ..........................          84,525
    156,100      Ford Motor ...........................       4,975,687
     10,200 (a)  Fruit of the Loom, Cl. A .............         386,325
     18,500      Gannett ..............................       1,385,187
     37,300      Gap ..................................       1,123,662
     18,100 (a)  General Instrument ...................         391,412
     99,500      General Motors .......................       5,547,125
      7,900      Giant Food, Cl. A ....................         272,550
     20,400      Goodyear Tire & Rubber ...............       1,048,050
      5,000      Great Atlantic & Pacific .............         159,375
     17,000 (a)  HFS ..................................       1,015,750
      9,400      Harcourt General .....................         433,575
      4,000      Harland (John H.) ....................         132,000
     13,500 (a)  Harrah's Entertainment ...............         268,312
     11,300      Hasbro ...............................         439,287
     32,600      Hilton Hotel .........................         851,675
     63,200      Home Depot ...........................       3,167,900
     15,300 (a)  ITT ..................................         663,637
     15,600      ITT Industries .......................         382,200
      5,100      Jostens ..............................         107,737
     63,700 (a)  K mart ...............................         660,887
      4,900 (a)  King World Productions ...............         180,687
     12,300      Knight-Ridder ........................         470,475
     16,600 (a)  Kroger ...............................         771,900
     35,700      Limited ..............................         655,987
      9,400      Liz Claiborne ........................         363,075
      2,600      Longs Drug Stores ....................         127,725
     22,800      Lowes ................................         809,400
     16,900      Marriott International ...............         933,725
     21,100      Masco ................................         759,600
     35,800      Mattel ...............................         993,450
     33,100      May Department Stores ................       1,547,425
     13,200      Maytag ...............................         260,700
     91,800      McDonald's ...........................       4,153,950
     13,100      McGraw-Hill Cos ......................         604,237
      4,800      Mercantile Stores ....................         237,000
      3,600      Meredith .............................         189,900
     13,100      Moore ................................         266,912
      1,133      NACCO Industries, Cl. A ..............          60,615
     37,900      NIKE, Cl. B ..........................       2,264,525
      9,700 (a)  Navistar International ...............          88,512
     12,700      New York Times, Cl. A ................         482,600
     10,700      Nordstrom ............................         379,181
      5,100      PACCAR ...............................         346,800
     30,400      Penney (J.C.) ........................       1,482,000
      8,200      Pep Boys-Manny, Moe & Jack ...........         252,150
     25,800 (a)  Price/Costco .........................         648,225
      7,300      Reebok International .................         306,600
     16,200      Rite Aid .............................         643,950
      5,000      Russell ..............................         148,750
     51,500      Sears, Roebuck & Co ..................       2,375,437
      2,700      Springs Industries ...................         116,100
      6,500      Stride Rite ..........................          65,000
      8,900      Supervalu ............................         252,537
     23,600      Sysco ................................         769,950
     10,300      TJX Cos ..............................         487,962
      7,700      Tandy ................................         338,800
     87,400 (a)  Tele-Communications, Cl. A ...........       1,141,662
     74,900      Time Warner ..........................       2,808,750
     13,000      Times Mirror, Cl. A ..................         646,750
     36,100 (a)  Toys R Us ............................       1,083,000
      8,100      Tribune ..............................         638,887
     82,200 (a)  US West Media Group ..................       1,520,700
      8,400      V.F ..................................         567,000
     46,601 (a)  Viacom, Cl. B ........................       1,625,209
    301,900      Wal-Mart Stores ......................       6,905,962
     32,400      Walgreen .............................       1,296,000
     17,100      Wendy's International ................         350,550
      9,800      Whirlpool ............................         456,925
     19,900      Winn-Dixie Stores ....................         629,337
     17,600 (a)  Woolworth ............................         385,000
                                                         --------------
                                                             88,080,572
                                                         --------------

Dreyfus Stock Index Fund

December 31, 1996


   Shares        COMMON STOCKS (continued)                     Value
 ----------                                              --------------
                 Consumer Staples (continued)
     31,700      ConAgra...............................  $    1,577,075
      5,000      Coors (Adolph), Cl. B.................          95,000
     43,900      Eastman Kodak.........................       3,522,975
      8,500      Ecolab................................         319,812
     20,600      General Mills.........................       1,305,525
     73,500      Gillette..............................       5,714,625
     48,400      Heinz (H.J.)..........................       1,730,300
     20,200      Hershey Foods.........................         883,750
     14,600      International Flavors & Fragrances....         657,000
    175,300      Johnson & Johnson.....................       8,721,175
     27,700      Kellogg...............................       1,817,812
      8,300      Manor Care............................         224,100
     20,900      Newell................................         658,350
    204,500      PepsiCo...............................       5,981,625
    107,200      Philip Morris Cos.....................      12,073,400
     10,900      Pioneer Hi-Bred International.........         763,000
      6,000      Polaroid..............................         261,000
     89,800      Procter & Gamble......................       9,653,500
     17,900      Quaker Oats...........................         682,437
     13,900      Ralston-Ralston Purina Group..........       1,019,912
     19,700      Rubbermaid............................         448,175
     63,700      Sara Lee..............................       2,372,825
     49,100      Seagram...............................       1,902,625
      8,200      Tupperware............................         439,725
     24,500      UST...................................         793,187
     21,100      Unilever, N.V.........................       3,697,775
     13,600      Whitman...............................         311,100
     15,300      Wrigley, (Wm) Jr......................         860,625
                                                          -------------
                                                             97,918,256
                                                          -------------
                 Energy--9.1%
     12,200      Amerada Hess..........................         706,075
     65,400      Amoco.................................       5,264,700
      8,500      Ashland...............................         372,937
     21,200      Atlantic Richfield....................       2,809,000
     19,000      Baker Hughes..........................         655,500
     16,400      Burlington Resources..................         826,150
     85,900      Chevron...............................       5,583,500
     13,800      Coastal...............................         674,475
      7,300      Columbia Gas System...................         464,462
     12,500      Consolidated Natural Gas..............         690,625
      2,700      Eastern Enterprises...................          95,512
     33,500      Enron.................................       1,444,687
      9,200      Enserch...............................         211,600
    163,500      Exxon.................................      16,023,000
     16,500      Halliburton...........................         994,125
      3,320      Helmerich & Payne.....................         173,055
      6,400      Kerr-McGee............................         460,800
      4,500      Louisiana Land & Exploration..........         241,312
     51,900      Mobil.................................       6,344,775
      6,500      Nicor.................................         232,375
     18,100      Noram Energy..........................         278,287
      3,600      Oneok.................................         108,000
     13,800 (a)  Oryx Energy...........................         341,550
     11,100      Pacific Enterprises...................         337,162
     19,900      Panenergy.............................         895,500
      6,100      Pennzoil..............................         344,650
      4,600      Peoples Energy........................         155,825
     34,600      Phillips Petroleum....................       1,531,050
     11,200 (a)  Rowan Cos.............................         253,400
     70,500      Royal Dutch Petroleum.................      12,037,875
     11,900 (a)  Santa Fe Energy Resources.............         165,112
     32,500      Schlumberger..........................       3,245,937
     11,300      Sonat.................................         581,950
     21,900      Tenneco...............................         988,238

                 Consumer Staples--12.0%
      3,700      Alberto-Culver, Cl. B.................         177,600
     65,700      Anheuser-Busch Cos....................       2,628,000
     71,551      Archer Daniels Midland................       1,574,122
     17,500      Avon Products.........................         999,687
      9,100      Brown-Forman, Cl. B...................         416,325
     18,900      CPC International.....................       1,464,750
     30,800      Campbell Soup.........................       2,471,700
      6,800      Clorox................................         682,550
    327,500      Coca-Cola.............................      17,234,687
     19,300      Colgate-Palmolive.....................       1,780,425
      9,600      Sun...................................         234,000
     34,800      Texaco................................       3,414,750
     37,900      USX-Marathon Group....................         904,862
     32,944      Union Pacific Resources Group.........         963,614
     32,900      Unocal................................       1,336,562
      7,100 (a)  Western Atlas.........................         503,212
     20,700      Williams Cos..........................         776,250
                                                          -------------
                                                             73,666,451
                                                          -------------
                 Health Care-- 8.3%
    102,300      Abbott Laboratories...................       5,191,725
      8,600 (a)  Allergan..............................         306,375
     11,100      Alza..................................         287,212
     84,000      American Home Products................       4,924,500
     34,800 (a)  Amgen.................................       1,892,250
      7,500      Bard (C.R.)...........................         210,000
      7,300      Bausch & Lomb.........................         255,500
     35,900      Baxter International..................       1,471,900
     13,100 (a)  Beverly Enterprises...................         167,025
     15,200      Biomet................................         229,900
     23,400 (a)  Boston Scientific.....................       1,404,000
     65,900      Bristol-Myers Squibb..................       7,166,625
     88,350      Columbia/HCA Healthcare...............       3,600,262
     30,300      Corning...............................       1,401,375
      9,600      Guidant...............................         547,200
     21,400 (a)  Humana................................         409,275
     72,600      Lilly (Eli)...........................       5,299,800
     31,600      Medtronic.............................       2,148,800
    158,600      Merck & Co............................      12,569,050
      5,700      Millipore.............................         235,837
     84,800      Pfizer................................       7,027,800
     66,900      Pharmacia & Upjohn....................       2,650,912
     48,600      Schering-Plough.......................       3,146,850
     10,700      St. Jude Medical......................         456,087
     28,600 (a)  Tenet Healthcare......................         625,625
      8,300      U.S. Surgical.........................         326,812
     24,300      United Healthcare.....................       1,093,500
     35,700      Warner-Lambert........................       2,677,500
                                                          -------------
                                                             67,723,697
                                                          -------------
                 Interest Sensitive--13.5%
     19,799      Aetna.................................       1,583,920
     13,900      Ahmanson (H.F.) & Co..................         451,750
     58,500      Allstate..............................       3,385,687
     62,300      American Express......................       3,519,950
     26,700      American General......................       1,091,362
     61,800      American International Group..........       6,689,850
     14,200      Aon...................................         882,175
     56,200      Banc One..............................       2,416,600
     51,600      Bank of New York......................       1,741,500
     47,300      BankAmerica...........................       4,718,175
     20,100      Bank of Boston........................       1,291,425
     10,800      Bankers Trust New York................         931,500
     25,600      Barnett Banks.........................       1,052,800
      7,100      Beneficial............................         449,962
     20,300      Boatmens Bancshares...................       1,309,350

Dreyfus Stock Index Fund

December 31, 1996


   Shares        COMMON STOCKS (continued)                     Value
 ----------                                              --------------
                 Interest Sensitive (continued)
     11,900      Worthington Industries..................$      215,687
      9,900      CIGNA...................................     1,352,587
     57,800      Chase Manhattan.........................     5,158,650
     22,900      Chubb...................................     1,230,875
     62,000      Citicorp................................     6,386,000
     14,100      Comerica................................       738,487
     29,300      CoreStates Financial....................     1,519,937
     21,101      Dean Witter, Discover & Co..............     1,397,941
    143,700      Federal National Mortgage Association...     5,352,825
     23,600      Federal Home Loan Mortgage..............     2,598,950
     13,900      Fifth Third Bancorp.....................       873,093
     17,700      First Bank Systems......................     1,208,025
     41,900      First Chicago NBD.......................     2,252,125
     37,400      First Union.............................     2,767,600
     34,500      Fleet Financial Group...................     1,720,687
     10,900      General Re..............................     1,719,475
      7,600      Golden West Financial...................       479,750
     18,200      Great Western Financial.................       527,800
     18,100      Green Tree Financial....................       699,112
     12,700      Household International.................     1,171,575
     15,500      ITT Hartford............................     1,046,250
      9,400      Jefferson Pilot.........................       532,275
      5,100      Kaufman & Broad Home....................        65,662
     29,700      Keycorp.................................     1,499,850
     13,700      Lincoln National........................       719,250
     15,200      Loews...................................     1,432,600
      5,700      MBIA....................................       577,125
     29,300      MBNA....................................     1,215,950
      7,800      MGIC Investment.........................       592,800
     17,100      Mellon Bank.............................     1,214,100
     21,700      Merrill Lynch & Co......................     1,768,550
     24,600      Morgan (J.P.) & Co......................     2,401,575
     20,000      Morgan Stanley Group....................     1,142,500
     29,200      National City...........................     1,310,350
     37,900      NationsBank.............................     3,704,725
     48,700      Norwest.................................     2,118,450
     44,900      PNC Bank................................     1,689,362
     12,300      Providian...............................       631,912
      3,100      Pulte...................................        95,325
      7,300      Republic New York.......................       595,862
     16,600      Safeco..................................       654,662
     14,300      Salomon.................................       673,887
     10,900      St. Paul Cos............................       639,012
     29,400      SunTrust Banks..........................     1,447,950
      9,300      Torchmark...............................       469,650
      8,700      Transamerica............................       687,300
     84,266      Travelers Group.........................     3,823,600
      9,700      UNUM....................................       700,825
     15,200      USF&G...................................       317,300
      4,500      USLife..................................       149,625
     19,900      U.S. Bancorp............................       894,256
     21,700      Wachovia................................     1,226,050
     12,100      Wells Fargo.............................     3,263,975
                                                         --------------
                                                            109,974,065
                                                         --------------
                 Mining and Metals--1.3%
     14,000 (a)  ARMCO...................................        57,750
      5,600      ASARCO..................................       139,300
     29,800      Alcan Aluminium.........................     1,002,025
     22,800      Aluminum Co. of America.................     1,453,500
     47,100      Barrick Gold............................     1,354,125
     29,600      Battle Mountain Gold....................       203,500
     14,700 (a)  Bethlehem Steel.........................       132,300
     12,200      Cyprus Amax Minerals....................       285,175
     18,300      Echo Bay Mines..........................       121,237
     18,900      Engelhard...............................       361,462
     25,500      Freeport-McMoRan Copper, Cl. B..........       761,812
     19,300      Homestake Mining........................       275,025
     22,200      Inco....................................       707,625
      6,400      Inland Steel Industries.................       128,000
     13,101      Newmont Mining..........................       586,269
     11,500      Nucor...................................       586,500
      8,600      Phelps Dodge............................       580,500
     31,500      Placer Dome.............................       685,125
      8,400      Reynolds Metals.........................       473,550
     17,301      Santa Fe Pacific Gold...................       266,002
     11,100      USX-U.S. Steel..........................       348,262
                                                         --------------
                                                             10,724,731
                                                         --------------
                 Transportation--1.3%
     11,900 (a)  AMR.....................................     1,048,687
     20,100      Burlington Northern Santa Fe............     1,736,137
     28,500      CSX.....................................     1,204,125
      5,100      Caliber System..........................        98,175
     10,600      Conrail.................................     1,056,025
      9,900      Delta Air Lines.........................       701,662
     15,000      Federal Express.........................       667,500
     16,500      Norfolk Southern........................     1,443,750
     19,100      Southwest Airlines......................       422,587
      8,500 (a)  USAir Group.............................       198,687
     32,300      Union Pacific...........................     1,942,037
                                                         --------------
                                                             10,519,372
                                                         --------------
                 Utilities--8.8%
     25,000      ALLTEL..................................       784,375
    213,300      AT&T....................................     9,278,550
     66,000 (a)  Airtouch Communications.................     1,666,500
     24,700      American Electric Power.................     1,015,787
     72,300      Ameritech...............................     4,383,187
     19,400      Baltimore Gas & Electric................       518,950
     57,600      Bell Atlantic...........................     3,729,600
    130,800      BellSouth...............................     5,281,050
     20,700      CINergy.................................       690,862
     19,900      Carolina Power & Light..................       726,350
     27,700      Central & Southwest.....................       709,812
     31,000      Consolidated Edison.....................       906,750
     19,100      DTE Energy..............................       618,362
     23,700      Dominion Resources......................       912,450
     26,500      Duke Power..............................     1,225,625
     57,000      Edison International....................     1,132,875
     30,400      Entergy.................................       843,600
     24,100      FPL Group...............................     1,108,600
     22,000      Frontier................................       497,750
     15,900      GPU.....................................       534,637
    126,600      GTE.....................................     5,760,300
     30,900      Houston Industries......................       699,112
     90,200      MCI Communications......................     2,948,412
     57,900      NYNEX...................................     2,786,437
     19,000      Niagara Mohawk Power....................       187,625
      9,100      Northern States Power...................       417,462
     20,100      Ohio Edison.............................       457,275
     29,300      PECO Energy.............................       739,825
     21,400      PP&L Resources..........................       492,200
     54,300      Pacific Gas & Electric..................     1,140,300
     56,400      Pacific Telesis Group...................     2,072,700
     38,800      PacifiCorp..............................       795,400
     31,400      Public Service Enterprise Group.........       855,650
     79,400      SBC Communications......................     4,108,950
     88,700      Southern................................     2,006,837
     56,600      Sprint..................................     2,256,925
     29,600      Texas Utilities.........................     1,206,200
     28,400      UniCom..................................       770,350
     13,400      Union Electric..........................       515,900

Dreyfus Stock Index Fund

December 31, 1996


   Shares        COMMON STOCKS (continued)                     Value
 ---------                                               --------------
                 Utilities (continued)
     62,800      US West .............................        2,025,300
    114,400 (a)  WorldCom ............................        2,981,550
                                                         --------------
                                                             71,790,382
                                                         ==============
                 TOTAL COMMON STOCKS
                  (cost $631,260,923) ................   $  745,657,527


  Principal      SHORT-TERM
   Amount         INVESTMENTS--8.7%                             Value
 ----------                                              --------------
                 U.S. Treasury Bills:
 $  979,000      4.9%, 1/2/1997........................  $      978,873
  2,628,000      4.94%, 1/9/1997.......................       2,625,188
  4,979,000 (b)  4.96%, 1/16/1997......................       4,968,744
  3,041,000      4.99%, 1/23/1997......................       3,031,938
    499,000      5.01%, 1/30/1997......................         497,054
  3,443,000      4.98%, 2/27/1997......................       3,416,006
 26,111,000      4.94%, 3/6/1997.......................      25,880,701
 29,643,000      4.89%, 3/13/1997......................      29,352,795
                                                         --------------

                 TOTAL SHORT-TERM
                  (cost $70,755,963)...................  $   70,751,299
                                                         ==============

TOTAL INVESTMENTS
 (cost $702,016,886) ..........................  100.3%  $  816,408,826
                                                 ======  ==============

LIABILITIES LESS CASH AND
 RECEIVABLES ..................................   (.3)%  $  (2,450,053)
                                                 ======  ==============

NET ASSETS ....................................  100.0%  $  813,958,773
                                                 ======  ==============


Notes to Statement of Investments:
--------------------------------------------------------------------------------

  (a) Non-income producing.
  (b) Partially held by custodian in a segregated account as collateral for open financial future positions.

Statement of Financial Futures                                 December 31, 1996
--------------------------------------------------------------------------------

Financial Futures Purchased

                                                  Market Value                         Unrealized
                                  Number of          Covered                         (Depreciation)
Issuer                            Contracts       by Contracts        Expiration       at 12/31/96
                                  ---------       ------------        ----------       -----------
Standard & Poor's 500.........       187           $69,610,750        March 1997       ($267,170)

                       See Notes to Financial Statements

Dreyfus Stock Index Fund

NOTES TO FINANCIAL STATEMENTS

NOTE 1--Significant Accounting Policies:

Dreyfus Stock Index Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company, that is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of life insurance companies. The Fund's investment objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks as represented by the Standard and Poor's 500 Composite Stock Price Index. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager and Mellon Equity Associates ("Mellon Equity"), an affiliate of Dreyfus, serves as the Fund's index manager. Boston Safe Deposit and Trust Company, an affiliate of Dreyfus, is the Fund's custodian. Dreyfus is a direct subsidiary of Mellon Bank, N.A. Premier Mutual Fund Services, Inc. acts as the distributor of the Fund's shares, which are sold without a sales charge.

The Fund's financial statements are prepared in accordance with generally accepted accounting principles which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

      (a) Portfolio valuation: Investments in securities (including financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

      (b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount on investments, is recognized on the accrual basis.

      (c) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. This may result in distributions that are in excess of investment income-net on a fiscal year basis. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Fund not to distribute such gain.

      (d) Federal income taxes: It is the policy of the Fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2--Bank Line of Credit:

The Fund participates with other Dreyfus managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the Fund at rates which are related to the Federal Funds rate in effect at the time of borrowings. For the period ended December 31, 1996, the Fund did not borrow under the line of credit.

NOTE 3--Management Fee and Other Transactions With Affiliates:

      (a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .245 of 1% of the value of the Fund's average daily net assets, and is payable monthly. Dreyfus has agreed to pay Mellon Equity, a monthly fee at the annual rate of .095 of 1% of the value of the Fund's average daily net assets. Dreyfus has currently undertaken from January 1, 1996 until December 31, 1996 and thereafter until such a time as they give shareholders at least 180 days notice to the contrary that if in any full fiscal year the Fund's aggregate expenses (exclusive of brokerage commissions, transaction fees and extraordinary expenses) exceed an annual rate of .40 of 1% of the value of the Fund's average daily net assets, the Fund may deduct from the payments to be made to Dreyfus, or Dreyfus will bear, such excess expense. There was no expense reimbursement for the period ended December 31, 1996.

      (b) Pursuant to the Fund's Shareholder Services Plan, the Fund reimburses Dreyfus Service Corporation, a wholly-owned subsidiary of Dreyfus, an amount not to exceed an annual rate of .25 of 1% of the value of the Fund's average daily net assets for certain allocated expenses with respect to servicing and/or maintaining shareholder accounts. During the period ended December 31, 1996, the Fund was charged an aggregate of $9,218 pursuant to the Shareholder Services Plan.

           The Fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Fund. Such compensation amounted to $362 during the period ended December 31, 1996.

      (c) Each director who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $500 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 4--Securities Transactions:

      (a) The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 1996 amounted to $424,886,551 and $51,539,693, respectively.

           The Fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The Fund is exposed to market risk as a result of changes in the value of the underlying financial instruments (see the Statement of Financial Futures). Investments in financial futures require the Fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the Fund recognizes a realized gain or loss. These investments require initial margin deposits with a custodian, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 1996 and their related unrealized market depreciation are set forth in the Statement of Financial Futures.

      (b) At December 31, 1996, accumulated net unrealized appreciation on investments was $114,124,770, consisting of $121,757,907 gross unrealized appreciation and $7,633,137 gross unrealized depreciation.

           At December 31, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

Dreyfus Stock Index Fund

Report of Independent Accountants

To the Shareholders and Board of Directors of Dreyfus Stock Index Fund:

We have audited the accompanying statement of assets and liabilities of Dreyfus Stock Index Fund, including the statements of investments and financial futures, as of December 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended, for the period September 1, 1992 to December 31, 1992, and the year ended August 31, 1992. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Stock Index Fund as of December 31, 1996, the results of its operations, the changes in its net assets, and the financial highlights for the periods referred to above, in conformity with generally accepted accounting principles.

                                      COOPERS & LYBRAND L.L.P.

New York, New York
January 29, 1997

Important Tax Information (Unaudited)

For Federal tax purposes the Fund hereby designates $.1175 per share as a long-term capital gain distribution of the $.2725 per share paid on December 31, 1996 and also designates $.101 per share as a long-term capital gain distribution of the $.165 per share paid on August 30, 1996.

Dreyfus Stock Index Fund

Proxy Results (Unaudited)

A special meeting of stockholders of the Fund was held on July 26, 1996, at which shareholders approved the election of the following Board members: Joseph
S. DiMartino, by a vote of 23,175,588 shares in favor of and 882,570 shares withholding authority to vote; John M. Fraser, Jr., by a vote of 23,124,031 shares in favor of and 934,127 shares withholding authority to vote; Ehud Houminer, by a vote of 23,157,401 shares in favor of and 900,757 shares withholding authority to vote; David J. Mahoney, by a vote of 23,150,331 shares in favor of and 907,827 shares withholding authority to vote; Gloria Messinger, by a vote of 23,170,518 shares in favor of and 887,640 shares withholding authority to vote; David P. Feldman, by a vote of 23,192,286 shares in favor of and 865,872 shares withholding authority to vote, Jack R. Meyer, by a vote of 23,199,621 shares in favor of and 858,537 shares withholding authority to vote; John Szarkowski, by a vote of 23,129,134 shares in favor of and 929,024 shares withholding authority to vote; and Anne Wexler, by a vote of 23,161,016 shares in favor of and 897,142 shares withholding authority to vote. The shareholders also ratified the selection Coopers & Lybrand L.L.P. as independent auditors by a vote of 22,776,119 shares in favor of, and 191,304 shares against the selection, with 1,090,734 shares abstaining (including broker non-votes). Also considered at the meeting was a change from fundamental policy to a non-fundamental policy an investment restriction which prohibits the Fund from purchasing securities of any company having less than three years continuous operations if such purchase would cause the value of such investments in all such companies to exceed 5% of the value of the Fund's total assets. The change from fundamental to non-fundamental policy was proposed to afford the Fund the investment flexibility to permit it to be competitive with other similar funds, and was approved by shareholders by a vote of 19,870,738 shares with 1,183,650 shares voting against the change and 3,003,158 shares abstaining (including broker non-votes).



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